

2006
Annual
Report

American Financial Realty Trust


AFR
AMERICAN FINANCIAL
REALTY TRUST

Cultivating relationships with banks

American Financial Realty Trust had its beginnings as a private enterprise in the late 1990's acquiring, leasing and selling vacant bank real estate. In 2003, the Company went public under the ticker "AFR," trading on the New York Stock Exchange as a Real Estate Investment Trust (REIT). Today, AFR is the only REIT focused solely on acquiring properties from, and leasing properties to, financial institutions. By acquiring properties from financial institutions through a wide range of transaction structures, we enable them to improve their operating earnings and maximize return on capital. In turn, we acquire credit rated tenants that provide a secure and predictable stream of rental income. AFR has cultivated its relationships with these customers by delivering on their needs, and as a result it has become a leader in providing customized real estate solutions to financial institutions. At the end of 2006, American Financial Realty Trust owned 1,148 properties geographically dispersed throughout 38 states and employed a staff of 150 dedicated employees who service AFR's financial institution customers across the country.


Sterling Bank

Sterling Bank, Dallas, TX
Sale Leaseback (leased through 2027)
Sterling Bank Acquisition 2006



Charter One, Cleveland, OH
Sale Leaseback (leased through 2011)
Citizens Bank Acquisition 2006



Marine Bank of the Florida Keys, Marco Island, FL
Formulated Price Contract (leased through 2021)
Wachovia Bank, N.A. Acquisition 2005



Provident Bank, Richmond, VA
Formulated Price Contract (leased through 2015)
Wachovia Bank, N.A. Acquisition 2004



Wachovia Bank, Charlotte, NC
Formulated Price Contract (leased through 2023)
Prefco Five Acquisition 2003



Bank of America, Santa Barbara, CA
Sale Leaseback (leased through 2023)
Bank of America, N.A. Acquisition 2002

> *"Our strength is a customer-centric strategy that provides a competitive advantage as it generates deal flow from both existing and new relationships."*

It is my privilege to write this first letter to you as CEO of your company. After joining the Board of American Financial Realty Trust in the Spring of 2006, I was asked by the Board to assume leadership of the Company in mid-August and to develop a strategic plan to unlock shareholder value.

STRATEGY

AFR focuses on a unique niche in the real estate market. Stated most simply, we acquire real estate from financial institutions, enabling them to improve operating earnings and maximize their return on capital. Our strength is a customer-centric strategy that provides a competitive advantage as it generates deal flow from both existing and new relationships. AFR's acquisition of properties from financial institutions comes in one of three forms:

1. Long-term sale leasebacks of tenant properties that are leased to a single tenant on a triple net basis;
2. Acquisition of branches being vacated by a financial institution that will be leased to another financial institution on a triple net basis or sold for an alternative use; and
3. Structuring of specifically-tailored transactions, potentially consisting of office properties, operations centers, as well as branches, designed to assist the customer in planning for long-term space needs.

STRATEGIC REVIEW

During the Summer of 2006, the Board conducted a thorough review of the Company's business strategy, its operations and performance and its strategic options. This review resulted in the following conclusions:

- the Company indeed occupies a strong market position, serving the real estate needs of the financial services industry;
- the current trends in this industry, namely continued consolidation, an increased focus on expense control and the need for efficient utilization of capital, should serve to accelerate AFR's opportunities;
- the Company's basic business model is sound, when properly executed;
- the AFR team possesses the requisite skills and specific industry expertise; and
- the Company should immediately undertake a repositioning designed to more effectively execute its strategy and improve core operations and financial performance.

REPOSITIONING PLAN

In August 2006, we announced a five point repositioning plan that was to be completed by the end of 2007. As of this writing, I am pleased to report substantial progress on all fronts.

1. Sell between $1.5-2.0 billion in assets which are either off-strategy or non-core to our customer relationships, or represent a drag on shareholder value.



Harold W. Pote
President and
Chief Executive Officer
American Financial Realty Trust

"The current trends in this industry should serve to accelerate AFR's opportunities."

By year-end 2006, we completed $993 million of property dispositions related to the strategic repositioning. Included in this total is the sale of State Street Financial Center for $889 million, a property which offered no potential for growth in net operating income or opportunity for further asset acquisitions from this customer. Further, the 2006 dispositions included $104 million in non-core assets, i.e. properties which are not central to a customer relationship and which do not offer sufficient upside potential.

Additionally, as a result of an intensive review of our portfolio, we moved all other assets currently targeted for disposition into the Held-for-Sale category. As of December 31, 2006, 237 assets with a written-down book value of $595 million remained in this category. Since the beginning of 2007, 74 assets were sold or under contract for a sales price of $478 million that we expect to result in a gain of $55 million. Included in this total are three large assets with a combined book value of $325 million, including the headquarters of the Fireman's Fund Insurance Company.

Our goal, therefore, for the remainder of this year is to complete the sale of the remaining $170 million in assets Held-for-Sale.

2. Rationalize the Company's liability structure by reducing leverage (the ratio of our debt to total book value of our assets) to between 60-65 percent and improving net cash flow through repayment of debt with high interest rates or debt service constants.

   The debt to total book ratio, which was 72 percent at the end of the second quarter of 2006, stands at 67 percent, and we have reduced our average cost of funds from 5.73 percent to 5.66 percent.

3. Reduce general and administrative costs by $6-8 million.

   This was accomplished by year-end 2006, when the annualized G&A run rate stood at $27.4 million compared to $35.4 million in the second quarter, and we continue to seek additional savings.

4. Reduce the dividend by 30 percent to $.19 per share per quarter and strive to cover this dividend from operating cash flow by the second half of 2007.

   This reduction, while painful in the near term for you, the owners of our Company, was necessary and prudent, and we are on target to achieve dividend coverage later this year.

5. Restore AFR's credibility in the markets by clearer enunciation of our strategy, enhanced financial reporting and consistent execution.

   Based on the overwhelmingly positive feedback from many of you, I know that we have made substantial progress with this initiative. We are endeavoring to lay out our plans in clear and simple language, do what we said we would do, and provide you with the metrics to track our progress. Additionally, we will continue to improve the information we provide in upcoming earnings releases.

OUTLOOK

As I noted above, we are very pleased with the progress made to date in repositioning your company, and we have now turned our attention to improving financial performance by achieving our principal goals for 2007:

> *"We have now turned our attention to improving financial performance by achieving our principal goals for 2007."*

1. Enhance the operating performance of our core assets

As enumerated in our recent earnings guidance, successful execution of our 2007 plan is expected to result in:

- an increase in overall occupancy to 90-92 percent (compared to 86 percent at the end of the second quarter 2006) with 80-85 percent of rental income coming from financial institutions;
- growth in same store net operating income of 2-4 percent; and
- improvement in operating earnings and more efficient use of capital.

2. Generate profitable new business

We have re-energized our efforts to acquire assets which are consistent with our strategic direction.

As of the date of this letter, I am encouraged by our early progress in building a pipeline of attractive opportunities. In mid-2006, we announced a partnership with Sandler O'Neill & Partners, L.P., a leading advisor and investment bank to mid-sized financial institutions. The purpose of this partnership is to expand our acquisition reach into this market segment. Together we are now meeting with these institutions to discuss how we can help them improve their business performance while meeting their real estate needs.

3. Build out the Company's infrastructure

By year-end, we would expect to have substantially completed the redesign of key processes and implementation of our enterprise-wide technology platform, as well as updating our plans for further enhancements.

POSITIONING

Our strategy, when executed with clarity and consistency, will produce a company which, in my judgment, will be strongly positioned in the marketplace as a "high quality triple net REIT with some real estate upside" because:

- a substantial majority of our rental income will be derived from long-term leases with financial institutions which allow pass-through of operating and capital costs;
- we will have the opportunity to create additional value through lease rollover, lease up of vacancy and control of operating expenses; and
- we will sell, in a disciplined manner, properties which are not core to our customers' needs and do not offer our Company the opportunity to create additional value.

Our path forward is clear, and the team is experienced, focused and working hard on your behalf. We occupy a unique niche in the real estate industry and market forces within that niche seem to be favorable. We are striving to minimize our cost of debt and maximize the efficient use of our capital. We have begun to execute with excellence and, very importantly, we are doing what we said we would do. As a result, I am confident we are on track to unlock substantial shareholder value.

Thank you for your support.

Sincerely,



Harold W. Pote
President and Chief Executive Officer
American Financial Realty Trust

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Operating Information:					
Total revenues	**$ 426,622**	$ 380,072	$ 232,939	$ 119,790	$ 13,202
Income (loss) from continuing operations	**(132,578)**	(84,060)	(46,476)	(25,084)	8,412
Net income (loss)	**(20,598)**	(93,615)	(22,245)	(18,822)	8,944
Basic income (loss) per share:					
From continuing operations	**(1.04)**	(0.71)	(0.45)	(0.35)	0.20
From discontinued operations	**0.87**	(0.07)	0.23	0.09	0.01
Total basic income (loss) per share	**(0.17)**	(0.78)	(0.22)	(0.26)	0.21
Diluted income (loss) per share:					
From continuing operations	**(1.04)**	(0.71)	(0.45)	(0.35)	0.19
From discontinued operations	**(0.87)**	(0.07)	0.23	0.09	0.01
Total diluted income (loss) per share	**(0.17)**	(0.78)	(0.22)	(0.26)	0.20
Dividends/distributions declared per common share and Operating Partnership units	**0.92**	1.08	1.02	1.00	0.22
Cash Flow Information:					
From operating activities	**(26,689)**	80,637	118,620	94,809	12,879
From investing activities	**1,124,225**	(700,745)	(1,744,112)	(46,387)	(1,365,239)
From financing activities	**(1,101,775)**	619,746	1,524,940	101,894	1,413,202

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Balance Sheet Information:					
Real estate investments, at cost	**$ 2,320,600**	$3,296,026	$ 3,054,532	$1,654,723	$ 250,544
Cash and cash equivalents	**106,006**	110,245	110,607	211,158	60,842
Marketable investments and accrued interest	**3,457**	3,353	24,272	67,561	144,326
Residential mortgage-backed securities portfolio	**—**	—	—	—	1,116,119
Intangible assets, net	**314,753**	642,467	590,341	115,084	2,413
Total assets	**3,606,164**	4,623,576	3,951,847	2,142,339	1,605,165
Mortgage notes payable	**1,557,313**	2,467,596	2,008,554	921,355	149,886
Credit facilities	**212,609**	171,265	270,000	—	—
Convertible debt, net	**446,343**	446,134	445,926	—	—
Reverse repurchase agreements	**—**	—	—	—	1,053,529
Total debt	**2,216,265**	3,084,995	2,724,480	921,355	1,203,415
Below-market lease liabilities, net	**57,173**	67,613	59,232	49,485	1,268
Total liabilities	**2,807,807**	3,662,509	3,016,789	1,128,373	1,231,990
Minority interest	**12,393**	53,224	65,099	36,365	36,513
Total shareholders' equity	**785,964**	907,843	869,959	977,601	336,662
Total liabilities and shareholders' equity	**3,606,164**	4,623,576	3,951,847	2,142,339	1,605,165

	Predecessor Period from January 1, 2002 to September 9, 2002
Operating Information:	
Total revenues	$520,349
Income (loss) from continuing operations	(94,290)
Net income (loss)	5,657
Cash Flow Information:	
From operating activities	2,382
From investing activities	6,625
From financing activities	(7,388)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

The following discussion includes a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, reflecting information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. These forward-looking statements are subject to risks and uncertainties. Statements regarding the following subjects are forward-looking by their nature:

- *our business strategy;*
- *our projected operating results;*
- *our ability to identify and complete additional property acquisitions;*
- *our ability to profitably dispose of non-core assets;*
- *our ability to complete and finance pending property acquisitions, including those under our formulated price contracts, and the estimated timing of the closings of such acquisitions;*
- *our ability to obtain future financing;*
- *our ability to lease-up assumed leasehold interests above the leasehold liability obligation;*
- *our ability to execute our repositioning strategy;*
- *estimates relating to our future dividends;*
- *our understanding of our competition;*
- *market trends;*
- *projected capital expenditures; and*
- *the impact of technology on our products, operations and business.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common shares, along with the following factors that could cause actual results to vary from our forward-looking statements:

- *general volatility of the capital markets and the market price of our common shares;*
- *our ability to obtain financing with respect to our properties on favorable terms or at all;*
- *our ability to maintain our current relationships with financial institutions and to establish new relationships with additional financial institutions;*
- *our ability to execute our repositioning strategy and other changes in our business plan;*
- *availability, terms and deployment of capital;*
- *our ability to successfully complete our information system implementation currently in progress;*
- *availability of qualified personnel;*
- *our ability to maintain an adequate, effective control environment;*
- *our ability to accurately project future financial performance;*
- *changes in our industry, interest rates or the general economy;*
- *the degree and nature of our competition;*
- *the conversion provisions of our convertible senior notes; and*
- *the additional risks relating to our business described under the heading "Risk Factors" in Item IA, Part I of the Company's Form 10-K as filed on March 1, 2007.*

When we use the words "believe," "expect," "anticipate," "estimate" or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We do not intend to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

OVERVIEW

We are a self-administered, self-managed Maryland real estate investment trust, or REIT. We are focused primarily on acquiring and operating properties leased to regulated financial institutions. We believe banks will divest of their corporate real estate, in order to enhance operating performance. We also believe that our contractual relationships, with large national banks, our growing visibility within the banking industry and the flexible acquisition and lease structures we can offer financial institutions positions us for continued growth. We seek to lease our properties to banks and financial institutions, generally using long-term triple net or bond net leases, resulting in stable risk-adjusted returns on our capital. We lease space not occupied by financial institutions to other third-party tenants at market terms.

We believe that our competitive advantage over traditional real estate companies is our ability to provide banks and other financial institutions with operational flexibility and the benefits of reduced real estate exposure. We seek to become the preferred landlord of leading banks and other financial institutions through the development of mutually beneficial relationships and by offering flexible acquisition structures and lease terms. We believe that financial institutions enjoy our long-term relationship oriented business strategy rather than undergoing a competitive, selective bidding process with various real estate companies. Recent transactions involving Bank of America, N.A., Wachovia Bank, N.A., Citizens Financial Group, Inc. and Regions Financial Corporation demonstrate our ability to cultivate and maintain mutually beneficial relationships with leading financial institutions.

As of December 31, 2006, we owned or held leasehold interests in 1,148 properties located in 37 states and Washington, D.C., including 700 bank branches and 424 office buildings, containing an aggregate of approximately 33.2 million rentable square feet.

Acquisitions

During the year ended December 31, 2006, we acquired interests in 156 properties, containing an aggregate of approximately 2.0 million square feet, and 11 land parcels, for a total net purchase price of $192.8 million. Acquired properties consist primarily of bank branches acquired under existing formulated price contracts or properties purchased in sale-leaseback transactions. Included in these were the acquisition of 16 multi-tenanted buildings from National City Bank containing 1.1 million square feet, purchased for $35.2 million and the acquisition of 8 and 16 properties in sale-leaseback transactions with Western Sierra Bank and Sterling Bank, respectively. These portfolios contain 51,000 and 179,000 square feet and were acquired for $14.1 million and $28.8 million, respectively.

We also acquired, through an investment in an unconsolidated joint venture with Dillon Read Capital Management LLC, an approximately 25% interest in 239 bank branches fully leased on a triple net basis to subsidiaries of Citizens Financial Group, Inc. This portfolio contains 983,000 rentable square feet with leases ranging from five to fifteen years. Our initial equity contribution totaled approximately $19.7 million.

Dispositions

During the year ended December 31, 2006, we disposed of 154 non-core properties, land parcels and leasehold interests aggregating approximately 5.8 million square feet, for net proceeds of $1,421.5 million. Included in these dispositions is the sale of five properties aggregating approximately 1.16 million square feet to Resnick Development Corp. for a gross sales price of $301.0 million, before transaction and closing costs. The five properties consisted of 215 Fremont, San Francisco, California; Condominium Unit #1 at 123 S. Broad Street, Philadelphia, Pennsylvania; 2200 S. Cobalt Way, Meridian, Idaho; 1806 Tuckerstation Road, Louisville, Kentucky; and 5450 Millstream Road, McLeansville, North Carolina. Additionally, in December, we completed the sale of State Street Financial Center, a one million square foot Class "A" office building located in Boston, Massachusetts, in which we owned a 70% interest. This property was sold to Fortis Property Group for a gross sale price of $889.0 million. We disposed of another 148 other properties consisting of 3.6 million rentable square feet for an aggregate sale price of approximately $244.8 million.

Financings

During the year ended December 31, 2006, we received proceeds of $327.9 million from new financings, including (i) debt secured by properties acquired during the year ended December 31, 2006 of $40.0 million from our secured credit facility, (ii) debt secured by properties acquired in prior periods of $62.3 million from our secured credit facility, (iii) $104.2 million refinancing of the mortgage debt on our One Montgomery Street property and Pitney-Wachovia B portfolio of properties on our secured credit facility, (iv) $43.5 million long-term refinancing of the short-term bridge loan on our One Citizens Plaza property, (v) $18.0 million long-term refinancing of the short-term bridge loan on our One Colonial Place property, (vi) long-term financing of $19.9 million secured by the Sterling Bank properties we acquired in December 2006, and (vii) short-term financing of $40.0 million secured by the Agreement of Purchase and Sale from our One Lincoln Street property.

During the year ended December 31, 2006, principal payments aggregated $1,207.6 million. Included in this amount were two defeaseance transactions that extinguished $575.0 million of debt; other repayments due to property dispositions of $243.4 million; refinancings and bridge loan repayments of $172.8 million, repayments of advances under our secured line of credit of $165.1 million and scheduled debt amortization of $51.3 million.

In April 2006, we sold five fully occupied office properties to Resnick Development Corp. In connection with this transaction, we executed a legal defeasance on one of the properties that resulted in the extinguishment of $35.0 million of debt. The buyer assumed $66.1 million of debt and we repaid the remaining $130.3 million of mortgage debt. This $231.4 million in mortgage debt had a weighted average interest rate and debt constant of 6.46% and 8.05%, respectively.

In December 2006, we sold the State Street Financial Center through a combination of debt repayment and defeasance. We repaid mezzanine debt of $50.0 million and extinguished the remaining $490.0 million of debt through a legal defeasance. This property had a debt to total assets ratio of 82% and a weighted average interest rate of 5.86%.

Portfolio Review

Summarized in the following table are our key portfolio statistics, certain decreases were primarily due to the recapture of scheduled short-term space occupied by bank tenants subsequent to recent acquisitions of certain properties and the acquisition of vacant branches purchased under our formulated price contracts in the fourth quarter of 2005. Over the upcoming periods, we expect that our occupancy will increase through the lease-up of core properties and the disposal of non-core properties. However, we expect that other key portfolio metrics will decrease as we lease-up core properties to non-bank tenants.

December 31,	**2006**	2005
Occupancy	**86.9%**	86.3%
% base revenue from financial institutions	**81.2%**	86.7%
% base revenue from tenants rated "A-" or better (per Standard & Poor's)	**76.5%**	84.2%
% base revenue from net leases (1)	**77.8%**	85.1%
Average remaining lease term (years)	**11.6**	13.4

(1) Includes triple net and bond net leases, as well as other similar leases in which our exposure to operating expenses is capped at the amount that has been, or we expect will be, reached in the near future.

We intend to continue our strategy of acquiring high quality properties through a combination of sale leaseback transactions, specifically tailored transactions and through our formulated price contracts, and to finance our acquisitions with a combination of equity and debt. We expect to arrange long-term financing on both a secured and unsecured fixed rate basis. We intend to continue to grow our existing relationships and develop new relationships throughout the banking industry, which we expect will lead to further acquisition opportunities. We will also continue to dispose of non-core properties that do not meet our continuing portfolio objectives.

New Information System

Effective January 1, 2006, we implemented a new information system. As a result, a number of our operational processes and internal control procedures changed to conform to the work-flow of the new application. The new information system and internal control procedures have enhanced our current processes and financial reporting structure. However, as we continue with ongoing implementation related efforts, we cannot assure you that these enhancements will be executed without some interruption of our processes and controls.

SIGNIFICANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straightline basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straightline basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Revenues also include income related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

We continually review receivables related to rent, tenant reimbursements and unbilled rent receivables and determine collectibility by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectibility of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

Depreciation is computed using the straightline method over the estimated useful life of up to 40 years for buildings and improvements, five to ten years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We follow Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model for the impairment or disposal of long-lived assets including discontinued operations. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

Based on the occurrence of certain events or changes in circumstances, we review the recoverability of the property's carrying value. Such events or changes in circumstances include the following:

- *a significant decrease in the market price of a long-lived asset;*
- *a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;*
- *a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;*
- *an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;*
- *a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and*
- *a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.*

We review our portfolio on an ongoing basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

Pursuant to SFAS No. 141, "Business Combinations," we follow the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination can be recognized and reported apart from goodwill, we ensure that the applicable criteria specified in SFAS No. 141 are met.

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third parties or on our analysis of comparable properties in our portfolio. Depreciation is computed using the straightline method over the estimated life of 40 years for buildings, five to ten years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangible assets related to customer relationship is measured based on our evaluation of the specific characteristics of each tenants lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying consolidated balance sheets are substantially complete; however, there are certain items that we will finalize once we receive additional information. Accordingly, these allocations are subject to revision when final information is available, although we do not expect future revisions to have a significant impact on our financial position or results of operations.

Accounting for Derivative Financial Investments and Hedging Activities

We use derivatives to hedge, fix and cap interest rate risk and we account for our derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company only engages in cash flow hedges. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the income statements in the period or periods the hedged forecasted transaction affects earnings.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

Recent Accounting Pronouncements

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006.

We adopted SAB No. 108 during the quarter ended December 31, 2006. Prior to adopting SAB No. 108, our approach to quantifying misstatements only considered the amount of errors originating in the current year consolidated statement of operations. Thus the effects of correcting the portion of the consolidated balance sheet misstatement that originated in prior years were not considered. Upon adopting SAB No. 108, we changed our approach to quantifying the effects of misstatements to include an analysis of the impact on the current year consolidated statement of operations for the cumulative balance of any known errors, regardless of when they originated. When we applied this approach to quantifying the effects of misstatements to our 2006 consolidated financial statements, we identified two errors that were not material to our consolidated statements of operations in any prior quarter or annual period; however, the cumulative error would have been material to correct in the current period. Since the errors were not material to any prior consolidated statement of operations, we were not required to restate prior year financial statements. The first error related to the accrual of a property operating expense which the Company had not previously accrued for. The second error related to overstated deferred costs resulting from separately accounting for the gross cash inflows and outflows which originated from a lease modification in which the Company should have capitalized the net cash outflow. The consolidated financial statements were corrected with an adjustment of $2,101 to the beginning balance of retained earnings at January 1, 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2008. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN No. 48, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2006 AND 2005

The following comparison of our results of operations for the year ended December 31, 2006 to the year ended December 31, 2005, makes reference to the following: (i) the effect of the "Same Store," which represents all properties owned by us at January 1, 2005 and still owned by us at December 31, 2006, excluding assets held for sale at December 31, 2006 and (ii) the effect of "Acquisitions," which represents all properties acquired during the period from January 1, 2005 through December 31, 2006. Acquisitions include Regions Bank portfolio, One Citizens Plaza, National City portfolio, Charter One Bank portfolio, National City Bank, 801 Market Street, Bank of America–West, One Colonial Plaza, One Montgomery, Umpqua Western Sierra Bancorp portfolio, Sterling Bank portfolio and properties acquired under our formulated price contracts.

Amounts in thousands:

	Same Store		Acquisitions		Corporate and Eliminations		Total Portfolio	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenues:								
Rental income	**$203,340**	$201,070	**$51,172**	$19,442	**$ (1,027)**	$ (823)	**$ 253,485**	$ 219,689
Operating expense reimbursements	**154,501**	149,649	**12,566**	5,519	**(355)**	13	**166,712**	155,181
Interest and other income, net	**2,830**	2,722	**97**	57	**3,498**	2,423	**6,425**	5,202
Total revenues	**360,671**	353,441	**63,835**	25,018	**2,116**	1,613	**426,622**	380,072
Property operating expenses	**206,085**	191,551	**33,180**	12,064	**(10,251)**	(12,664)	**229,014**	190,951
Net operating income	**154,586**	161,890	**30,655**	12,954	**12,367**	14,277	**197,608**	189,121
Marketing, general and administrative	—	—	—	—	**24,934**	24,144	**24,934**	24,144
Broken deal costs	—	—	—	—	**176**	1,220	**176**	1,220
Amortization of deferred equity compensation	—	—	—	—	**8,687**	10,411	**8,687**	10,411
Repositioning	—	—	—	—	**9,065**	—	**9,065**	—
Severance and related accelerated amortization of deferred compensation	—	—	—	—	**21,917**	4,503	**21,917**	4,503
Earnings before interest, depreciation and amortization	**154,586**	161,890	**30,655**	12,954	**(52,412)**	(26,001)	**132,829**	148,843
Depreciation and amortization	**101,534**	104,833	**20,485**	9,292	**4,288**	1,314	**126,307**	115,439
Operating income	**$ 53,052**	$ 57,057	**$10,170**	$ 3,662	**$(56,700)**	$(27,315)	**6,522**	33,404
Interest expense							**(142,432)**	(120,514)
Gain on sale of land							**2,043**	1,596
Net loss on investments							**—**	(530)
Equity in loss of unconsolidated joint venture							**(1,397)**	—
Minority interest							**2,686**	1,984
Loss from continuing operations							**(132,578)**	(84,060)
Loss from discontinued operations							**(79,174)**	(29,182)
Yield maintenance fees							**(46,402)**	(567)
Net gains on disposals							**237,556**	20,194
Income (loss) from discontinued operations							**111,980**	(9,555)
Net loss							**$ (20,598)**	$ (93,615)

Rental Revenue

Rental income increased $33.8 million, or 15.4%, to $253.5 million for the year ended December 31, 2006, from $219.7 million for the year ended December 31, 2005. This increase is primarily attributable to an increase in rental revenue from Acquisitions which increased $31.8 million compared to the year ended December 31, 2005. This increase in rental revenue from Acquisitions reflects a full year of results for Acquisitions purchased in 2005 and a partial period of results for Acquisitions purchased in 2006.

Same Store rental revenue increased $2.2 million, or 1.1%, to $203.3 million for the year ended December 31, 2006 from $201.1 million for the year ended December 31, 2005. Same Store increased largely due to lease-up of vacancy within certain portfolios, particularly Harborside, 101 Independence and the Wachovia Bank, N.A. and Bank of America 2004 portfolios. Also, additional revenue was recorded in our Bank of America 2004 portfolio during 2006 reflecting favorable adjustments to leased square footage following the re-measurement of buildings within the portfolio that were completed in the fourth quarter of 2005. These increases were partially offset by scheduled lease terminations in our Dana Commercial Credit portfolio, 123 South Broad Street Unit II building in Philadelphia, PA, Beaver Valley in Wilmington, DE and the Bank of America 2003 Portfolio.

Operating Expense Reimbursements and Property Operating Expenses

Operating expense reimbursements increased $11.5 million, or 7.4%, to $166.7 million during the year ended December 31, 2006, from $155.2 million for 2005. Property operating expenses increased $38.0 million, or 19.9%, to $229.0 million for the year ended December 31, 2006, from $191.0 million for year ended December 31, 2005. Both these increases are partially related to the effect of Acquisitions which represents $7.2 million and $17.7 million of the increase in operating expense reimbursements and property operating expenses, respectively. Total operating expense reimbursements as a percentage of total property operating expenses ("reimbursement ratio") decreased to 72.8% from 81.3%. This decrease is also partially due to Acquisitions, which had reimbursement ratios of 40.3% and 45.7% for the years ended December 31, 2006 and 2005, respectively, as acquired properties have a lower recovery than properties in the Same Store portfolio, based on the structure of the corresponding leases and overall occupancy.

Same Store operating expense reimbursements increased $4.9 million, or 3.3%, to $154.5 million for the years ended December 31, 2006, from $149.6 million for same period in 2005. Same Store property operating expenses increased $14.5 million, or 7.6%, to $206.1 million from $191.6 million in the prior year. These changes resulted in a decrease in the Same Store reimbursement ratio to 75.0% from 78.1% for the years ended December 31, 2006 and 2005, respectively.

Same Store operating expense reimbursements were negatively impacted in 2006 by a lease modification executed concurrent with the completion of the 2004 and 2005 operating expense reconciliation associated with the Bank of America, N.A. 2003 and 2004 portfolios. Certain lease terms affecting reimbursable expenses were adjusted retroactively as a result of the modification. The modification and reconciliation resulted in a reduction of operating expense reimbursements of approximately $3.1 million in the year ended December 31, 2006. Furthermore, the 2004 operating expense reconciliation associated with the Wachovia portfolio was finalized during the third quarter of 2005 which contributed an additional $1.3 million of operating expense reimbursement during calendar 2005 that was not repeated in 2006.

Same Store property operating expenses increased in 2006 compared to 2005 partly as a result of impairment charges recorded on two properties within continuing operations, a multi-tenant office property on which a $1.4 million impairment was recorded and a leasehold interest. The leasehold impairment, which totaled $3.3 million, was recorded in connection with the execution of subleases at our Harborside leasehold location during 2006. This impairment was recorded by comparing the net cash inflows we anticipate receiving from sub-tenants, inclusive of tenant improvement allowances, to the net cash outflows we will pay under our leasehold interest obligation. Excluding these impairment adjustments and the lease modification adjustment noted above, the Same Store reimbursement ratio would increase to 77.7% for the year ended 2006

Interest and Other Income

Interest and other income increased $1.2 million from $5.2 million for the year ended December 31, 2005 to $6.4 million for the year ended December 31, 2006. This was primarily due to an increase in interest income reflecting higher average interest rates paid on the Company's deposits during the year ended December 31, 2006. The Company's cash management accounts bear interest at a LIBOR-based rate. LIBOR increased from 2.40% at January 1, 2005 to 5.35% at December 31, 2006.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased $0.8 million, or 0.8%, to $24.9 million for the year ended December 31, 2006, from $24.1 million for the year ended December 31, 2005. This increase was primarily attributable to increased personnel costs, professional fees and office and travel related expenses. These increases were partially offset by the increase in the capitalization of certain leasing-related costs. The decrease of marketing, general and administrative expenses as a percentage of total revenues to 5.8% for the year ended December 31, 2006, from 6.4% for the year ended December 31, 2005, primarily reflects the increase in rental income and operating expense reimbursements resulting from Acquisitions.

Broken Deal Costs

Broken deal costs decreased $1.0 million to $0.2 million for the year ended December 31, 2006, from $1.2 million for the year ended December 31, 2005. Our policy is to capitalize, as deferred costs, external expenses associated with potential acquisitions. However, when we make the decision not to pursue transactions that do not meet our investment criteria, the previously capitalized costs are immediately expensed as broken deal costs in our consolidated statement of operations. The majority of our broken deal costs during the year ended December 31, 2005 related to withdrawing from potential transactions associated with our European expansion efforts.

Amortization of Deferred Equity Compensation

The amortization of deferred equity compensation decreased $2.1 million to $8.7 million for the year ended December 31, 2006, from $10.4 million for the year ended December 31, 2005. This decrease is due to restricted stock grants issued in September 2002 to the board of trustees, which were amortized over the three-year period ended in September 2005 and also to a full period of amortization of restricted shares issued in July 2003 to certain members of senior management, which vested over the three-year period ended in June of 2006. These decreases were partially offset amortization expense related to restricted share awarded in 2006.

Repositioning

On August 17, 2006, the Company announced the results of a strategic review of its operations. This review resulted in several broad initiatives which include accelerating asset sales, reducing the Company's leverage ratio and reducing marketing, general and administrative expenses. During the year ended December 31, 2006, the Company incurred $9.1 million of charges associated with the repositioning plan. These charges are primarily comprised of $4.4 million in professional and other fees related to the strategic review, $2.7 million in termination and impairment charges incurred in connection with subleasing the Company's New York office, and $1.6 million of previously deferred costs related to the Company's decision not to pursue a collateralized financing arrangement.

Severance and Related Accelerated Amortization of Deferred Compensation

During the year ended December 31, 2006, we recorded severance charges related to the separation of our former President and Chief Executive Officer, and two additional senior executives, positions which will not be refilled, as well as certain other employees. These charges include a combination of cash severance and accelerated vesting of equity compensation totaling $17.3 million and $4.3 million, respectively. During the year ended December 31, 2005, we incurred severance charges related to the separation of two senior officers totaling $4.5 million. These severance charges included the amortization of deferred compensation associated with the acceleration of vesting and additional issuance of restricted stock awards.

Depreciation and Amortization Expense

Depreciation and amortization expense increased approximately $10.9 million, or 9.4%, to $126.3 million for the year ended December 31, 2006, from $115.4 million for the year ended December 31, 2005. This increase is related primarily to the timing of acquisitions due to depreciation and amortization expense for the year ended December 31, 2006, including a full year of expense for Acquisitions purchased in 2005 and a partial period of expense for Acquisitions purchased in 2006. As a result, depreciation and amortization for Acquisitions increased $11.2 million for the year ended December 31, 2006 compared to the prior year.

Depreciation and amortization in Same Store decreased $3.3 million from $104.8 million for the year ended December 31, 2005 to $101.5 million for the year ended December 31, 2006. This decrease includes lower depreciation and amortization at our 123 South Broad Street Unit II building in Philadelphia, PA and our Beaver Valley property in Wilmington, DE reflecting the impact of early lease terminations on these properties and the cessation of depreciation of certain building equipment that had reached the end of its depreciable life at 123 South Broad Street Unit II. Depreciation and amortization in the Bank of America, N.A. 2003 portfolio decreased principally due to the accelerated amortization of intangibles and leasehold improvements recorded during the second quarter of 2005 related to an early lease termination by a non-bank third-party tenant, initiated by the tenant due to its financial instability. Additionally, the change in Same Store depreciation and amortization expense reflects higher depreciation expense recorded in the prior year attributable to the correction of useful lives on the assets in certain portfolios. These decreases were partially offset by higher depreciation and amortization expense in certain properties due to additional capital and tenant improvements and the acceleration of depreciation and amortization of tenant improvements and intangible assets related to the early release of space in Bank of America Plaza in St. Louis, MO, recorded in the first quarter of 2006.

The increase in depreciation and amortization expense in Corporate is primarily attributable to leasehold improvements, office furniture and fixtures due to the expansion of our Corporate offices as well as a full year of depreciation expense on equipment associated with our new information system capitalized during the year ended December 31, 2005.

Interest Expense on Mortgages and Other Debt

Interest expense on mortgage notes and other debt increased approximately $21.9 million, or 18.2%, to $142.4 million for the year ended December 31, 2006, from $120.5 million for the year ended December 31, 2005. This increase was primarily attributable to additional borrowings and contractual increases in interest rates, specifically due to the following:

Mortgage Interest. Interest expense on permanent mortgage financing increased $12.0 million during the year ended December 31, 2006 versus the year ended December 31, 2005. Interest expense increased $5.8 million due to incurring a full year of interest expense on mortgages secured by properties acquired in 2005. Mortgage interest expense increased $4.8 million due to contractual changes in the interest rate on the Bank of America 2004 portfolio which occurred in 2005. The interest rate on this portfolio reverted to a fixed rate of 5.96% in June 2005 from a previously lower variable rate. Mortgage interest expense also increased $3.5 million due a combination of higher outstanding balance and higher rate of interest charged on the Dana Commercial Credit portfolio in 2006 versus 2005. In the fourth quarter of 2005, this portfolio's mortgage was refinanced with an interest rate of 5.61% compared to 4.04% previously. Additionally, the amount financed on this portfolio was increased from $162.0 million to $180.0 million. These increases in interest expense were partially offset by contractual debt amortization of $50.6 million during the year ended December 31, 2006, and the refinancing of certain mortgages with advances from our secured credit facility.

Secured Credit Facility. Interest expense on our secured credit facility increased by $14.0 million. This increase was primarily due to a higher average balance outstanding during 2006. The average balance outstanding on the secured credit facility increased from $85.9 million during the year ended December 31, 2005 to $244.2 million during the year ended December 31, 2006. The weighted average effective interest rate increased from 6.89% to 8.02% due to changes in the underlying index. This facility bears interest at a rate of LIBOR plus 1.75% . The increase in average balance outstanding primarily reflects funds drawn to finance acquisitions including Regions Bank portfolio in June 2005, National City portfolio in March 2006, Western Sierra portfolio in July 2006 and to provide financing for purchases under formulated price contracts. We also refinanced certain mortgages with the secured credit facility where we were able to lower interest rates, increase funds availability or reduce high debt constant payments. The highest balance outstanding on this facility was $365.1 million in November 2006. On December 29, 2006 we reduced the balance outstanding by $150.3 million with the proceeds from the sale of State Street Financial Center.

Deferred Financing Costs. During the year ended December 31, 2006, non-cash interest expense related to the amortization of deferred financing costs declined $4.3 million. This primarily relates to $4.7 million of accelerated amortization recorded in 2005 upon the refinancing of the Dana Commercial Credit portfolio.

Gain on Disposal of Properties in Continuing Operations

We sold 15 parcels of land during the year ended December 31, 2006, and realized a net gain of $2.0 million. These parcels were acquired in 2006 and 2005 under our formulated price contract with Wachovia Bank, N.A. During the year ended December 31, 2005, we sold five parcels of land acquired in November 2005 under our formulated price contract with Wachovia Bank, N.A. for a net gain of $1.6 million.

Equity in Loss from Unconsolidated Joint Venture

During the year ended December 31, 2006, our allocated share in the loss of our Citizens Bank portfolio unconsolidated joint venture totaled $1.4 million. This loss includes our allocated portion of depreciation and interest expense totaling $4.2 million. The Company earns a management fee of 0.15% of property value under management, defined as the original purchase price. The gross amount of management fees, totaling $0.2 million are included in interest and other income from continuing operations.

Minority Interest

Minority interest increased $0.7 million to $2.7 million for the year ended December 31, 2006, from $2.0 million for the year ended December 31, 2005. This amount represents an allocation of net loss to unitholders in our Operating Partnership and an allocation of net income or loss from our 123 South Broad Street and 801 Market Street properties to third parties that own a minority interest in those properties. On October 31, 2005, the Company acquired the remaining 11% limited partnership interest in the entity that owns 123 S. Broad Street in Philadelphia, PA. Therefore, allocations of minority interest on 123 S. Broad Street occurred for 10 months during the year ended December 31, 2005, but did not occur during the year ended December 31, 2006.

Discontinued Operations

On August 17, 2006, the Company announced a change in management and a concurrent repositioning of its basic business strategy. This repositioning encompassed a broad array of initiatives and established a revised set of criteria by which the Company would evaluate retention of assets held for investment. As a result, the Company undertook a broad review of all of its assets.

In repositioning its real estate portfolio, the Company announced its intent to sell approximately $1.5 billion to $2.0 billion of non-core and selected other assets that held no ongoing business relationship or business development value for the Company. The focus of the sale of these assets was to increase property level occupancy, improve "same store" net operating income, to improve cash flow performance of at least one of the Company's debt portfolios and to raise sufficient funds to reduce the Company's overall leverage level from 72% of total assets to approximately 60-65%. To identify an appropriate mix of assets, the Company singled out those assets which were 1) highly appreciated, 2) required relatively high levels of capital and/or tenant improvement investment to reposition and 3) which had high levels of vacancy.

To achieve these results, a thorough review of the real estate portfolio was begun by the Company's real estate operations and brokerage staff. The review was completed in the fourth quarter of 2006 and resulted in the identification of 265 properties, with an approximate net book value of $1.3 billion, considered to be non-core or holding no potential long-term relationship value. Properties addressed in this evaluation included both bulk purchase acquisition portfolios as well as vacant formulated price contract properties. Additionally, stand-alone buildings that met the Company's repositioning disposal criteria were also identified such as State Street Financial Center, Bank of Oklahoma Plaza, Fireman's Fund Insurance Company and Household Bank. Subsequent to their identification, this same team determined estimated selling prices for these properties based upon their knowledge of market conditions, conversations with external brokers, reserve limits for properties to be sold at auction and other factors. Estimated selling prices were established at levels which would assist the Company in meeting the goals of its repositioning plan which target the sale of $1.5 billion of property within 12-18 months, while at the same time, achieving maximum value from the sale. Based on this evaluation, these 265 properties were identified for disposition based on the Company's repositioning criteria. Properties were marketed for sale as soon as they were identified for disposition during our asset review process.

Discontinued Operations— Loss from Discontinued Operations

Loss from discontinued operations increased $50.0 million to a loss of $79.2 million, net of minority interest, for the year ended December 31, 2006, from a loss of $29.2 million, net of minority interest, for the year ended December 31, 2005. Included in loss from discontinued operations are impairment charges of $57.4 million in the year ended December 31, 2006, $49.1 million of which occurred in the fourth quarter of 2006, versus $3.4 million included in 2005. The majority of these impairments were recorded as a result of the Company's real estate portfolio review performed in connection with its repositioning plan.

Discontinued Operations—Yield Maintenance Fees

During the twelve months ended December 31, 2006 and 2005, we sold 14 and 7 properties, respectively, encumbered by mortgages and incurred related charges on the early extinguishment of debt of approximately $46.4 million and $0.6 million, net of minority interest, respectively. Included in yield maintenance charges for the year ended December 31, 2006 is approximately $33.6 million reflecting our portion of yield maintenance charges on the December 2006 sale of State Street Financial Center to Fortis Property Group and $11.0 million related to the sale in April 2006 of five properties to Resnick Development Corp.

Discontinued Operations—Net Gains

During the year ended December 31, 2006 and 2005, we sold 128 and 130 properties for an aggregate gain of $237.6 million and $20.2 million, net of minority interest and income tax expense, respectively. Included in net gains for the year ended December 31, 2006 is approximately $155.8 million reflecting our interest in the gain on the December 2006 sale of State Street to Fortis Property Group and $56.9 million related to the April 2006 sale of five properties to Resnick Development Corp.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following comparison of our results of operations for the year ended December 31, 2005 to the year ended December 31, 2004, makes reference to the following: (i) the effect of the "Same Store," which represents all properties owned by us at January 1, 2004 and still owned by us at December 31, 2005, excluding assets held for sale at December 31, 2005 and (ii) the effect of "Acquisitions," which represents all properties acquired during the period from January 1, 2004 through December 31, 2005. Acquisitions include State Street Financial Center, Harborside, 101 Independence Center, the Wachovia Bank, N.A. portfolio acquired in September 2004, the Bank of America, N.A. portfolio acquired in October 2004, the National City Bank Building, Bank of America–West, One Montgomery Street, 801 Market Street, Bank of Oklahoma Plaza, Charter One Bank portfolio, Regions Bank portfolio, Household building, Fireman's Fund Insurance Company building, One Citizen Plaza, One Colonial Plaza and properties acquired under our formulated price contracts.

Amounts in thousands:

	Same Store		Acquisitions		Corporate and Eliminations		Total Portfolio	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Rental income	$136,933	$131,270	$ 83,579	$17,906	$ (823)	$ (481)	$ 219,689	$148,695
Operating expense reimbursements	62,274	58,974	92,894	22,146	13	(19)	155,181	81,101
Interest and other income, net	2,373	828	428	(348)	2,401	2,663	5,202	3,143
Total revenues	201,580	191,072	176,901	39,704	1,591	2,163	380,072	232,939
Property operating expenses	84,997	80,696	118,743	30,213	(12,789)	(6,348)	190,951	104,561
Net operating income	116,583	110,376	58,158	9,491	14,380	8,511	189,121	128,378
Marketing, general and administrative	—	—	—	—	24,144	23,888	24,144	23,888
Broken deal costs	—	—	—	—	1,220	227	1,220	227
Amortization of deferred equity compensation	—	—	—	—	10,411	9,078	10,411	9,078
Outperformance plan—contingent restricted share component	—	—	—	—	—	(5,238)	—	(5,238)
Severance and related accelerated amortization of deferred compensation	—	—	—	—	4,503	1,857	4,503	1,857
Earnings before interest, depreciation and amortization	116,583	110,376	58,158	9,491	(25,898)	(21,301)	148,843	98,566
Depreciation and amortization	68,195	64,106	45,930	9,811	1,314	510	115,439	74,427
Operating income	$ 48,388	$ 46,270	$ 12,228	$ (320)	$(27,212)	$(21,811)	33,404	24,139
Interest expense							(120,514)	(72,121)
Gain on sale of land and minority interest in a property, net							1,596	80
Net loss on investments							(530)	(409)
Minority interest							1,984	1,835
Loss from continuing operations							(84,060)	(46,476)
Loss from discontinued operations							(29,182)	(1,252)
Yield maintenance fees							(567)	(3,060)
Net gains on disposals							20,194	28,543
Income (loss) from discontinued operations							(9,555)	24,231
Net loss							$ (93,615)	$(22,245)

Net Operating Income

Total revenues increased $147.2 million, or 63.2%, to $380.1 million for the year ended December 31, 2005, from $232.9 million for the year ended December 31, 2004. Property operating expenses increased $86.4 million, or 82.6%, to $191.0 million for the year ended December 31, 2005, from $104.6 million for the year ended December 31, 2004. These increases, which are largely attributable to Acquisitions as well as certain 2005 activity in Same Store portfolios, resulted in an increase to total net operating income of $60.7 million, or 47.3%, to $189.1 million for the year ended December 31, 2005 from $128.4 million for the year ended December 31, 2004.

Same Store—Net Operating Income

Net operating income on the Same Store increased $6.2 million, or 5.6%, to $116.6 million for the year ended December 31, 2005, from $110.4 million for the year ended December 31, 2004. This increase was primarily due to the following:

Dana Commercial Credit. The properties in the Dana Commercial Credit portfolio are primarily occupied by Bank of America, N.A. under a single master lease agreement. This master lease agreement allows Bank of America, N.A. to return certain space (or retain the space upon payment of additional rent) in 2004, 2009, and 2015. The return of the space does not reduce the amount of Bank of America, N.A.'s contractual rent obligations. In June 2004 and January 2005, Bank of America, N.A. returned in aggregate approximately 654,000 square feet. Prior to June 2004, Bank of America, N.A. paid rent on the returned space and directly collected the rent from its third-party tenants and directly paid operating expenses. As a result, in June 2004 and January 2005, in addition to the income we already receive from Bank of America, N.A. for the properties, we also began directly collecting rental income and operating expense reimbursements from subtenants that occupy a portion of the returned space and from Bank of America, N.A. for certain space that it decided to retain and directly paying and incurring operating expenses. These increases to net operating income on the Dana Commercial Credit portfolio were partially offset by lost rental income from a scheduled lease termination by a non-bank tenant, which occurred in June 2005. The net effect of this returned space and the scheduled lease termination totaled approximately $0.9 million of additional net operating income for the year ended December 31, 2005 compared to the year ended December 31, 2004.

The increase in rental income in the Dana Commercial Credit portfolio was also related to the correction of straightline rental income. During the fourth quarter of 2005, the Company discovered that rental income was being straightlined through December 2022, six months longer than the actual expiration of June 2022. After evaluating the impact of this adjustment, approximately $0.9 million of additional rental income was recorded during the fourth quarter of 2005 in order to adjust deferred straightline rent to the proper balance as of December 31, 2005.

Formulated price contract. Net operating income on Same Store also increased as a result of new leases across certain portfolios, particularly properties acquired under our formulated price contracts with Wachovia Bank, N.A. and Citibank. Once branches purchased or assumed under our formulated contracts are leased, the tenant generally directly pays operating expenses under net lease arrangements.

123 South Broad Street—Unit II. During the year ended December 31, 2005, we recorded an early termination fee of $1.3 million, which resulted in an increase to other income. This fee was received in connection with a bank tenant vacating a portion of the space it leased in 123 South Broad Street in Philadelphia. As a result of this early termination, net operating income, excluding the early termination fee, on our 123 South Broad Street decreased primarily due to the accelerated amortization of the accounts related to the lease.

Bank of America, N.A. Portfolio Acquired in June 2003. During the year ended December 31, 2005, we recorded an early termination fee of $0.5 million, which resulted in an increase to other income, from a non-bank third-party tenant. This early termination was initiated by the tenant due to its financial instability. In connection with this early termination, we accelerated amortization of straightline rent and intangibles, which resulted in an increase to rental income of $1.0 million.

Three Beaver Valley. During the year ended December 31, 2005, we finished construction of an adjacent parking garage and signed a new lease with the tenant effective January 1, 2005, which contributed $0.4 million to net operating income.

Acquisitions—Net Operating Income

Net operating income on Acquisitions increased $48.7 million to $58.2 million for the year ended December 31, 2005, from $9.5 million for the year ended December 31, 2004. This increase primarily relates to the following:

Timing of Acquisitions. The increase in net operating income on Acquisitions primarily related to the timing of acquisitions in the year ended December 31, 2005, which included a full year of results for Acquisitions purchased in 2004 and a partial year of results for Acquisitions purchased in 2005. The largest effect relates to the September 2004 and October 2004 purchases of the portfolios of properties from Wachovia Bank, N.A. and Bank of America, N.A., respectively. Additionally, the June 2005 purchase of portfolios from Regions Bank and Charter One Bank further contributed to this increase.

Lease-up. Net operating income on Acquisitions also increased as a result of lease-up across certain portfolios, including Harborside in Jersey City, New Jersey and properties acquired under our formulated price contracts.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased $0.2 million, or 0.8%, to $24.1 million for the year ended December 31, 2005, from $23.9 million for the year ended December 31, 2004. This increase was primarily attributable to increased personnel costs, professional fees and office and travel-related expenses. These increases were partially offset by the increase in the capitalization of certain leasing-related costs. The decrease of marketing, general and administrative expenses as a percentage of total revenues, excluding total revenues derived from properties included within discontinued operations, to 6.4% for the year ended December 31, 2005, from 10.3% for the year ended December 31, 2004, is largely attributable to the increase in rental income and operating expense reimbursements resulting from Acquisitions.

Broken Deal Costs

Broken deal costs increased $1.0 million to $1.2 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. Our policy is to capitalize, as deferred costs, external expenses associated with potential acquisitions. However, when we make the decision not to pursue transactions that do not meet our investment criteria, the previously capitalized costs are immediately expensed as broken deal costs in our consolidated statement of operations. The majority of our broken deal costs during both the years ended December 31, 2005 and 2004 related to withdrawing from potential transactions associated with our European expansion efforts.

Amortization of Deferred Equity Compensation

The amortization of deferred equity compensation increased $1.3 million to $10.4 million for the year ended December 31, 2005, from $9.1 million for the year ended December 31, 2004. This increase was associated with the amortization of additional restricted stock grants issued during the year ended December 31, 2005.

Outperformance Plan— Contingent restricted share component

During the year ended December 31, 2004, we reversed the previously recorded expense associated with the contingent restricted share component of our Outperformance Plan. This expense was reversed due to variable plan accounting treatment as a result of the performance in our stock price relative to the measured index. The Outperformance Plan was a three-year plan that expired on January 1, 2006 and was succeeded by the 2006 Long-Term Incentive Plan as our long-term performance plan for senior executives.

Severance and Related Accelerated Amortization of Deferred Compensation

During the years ended December 31, 2005 and 2004, we incurred severance charges related to the separation of two senior officers and one senior officer, respectively. These severance charges included the amortization of deferred compensation associated with the acceleration of vesting and additional issuance of restricted stock awards.

Depreciation and Amortization Expense

Depreciation and amortization expense increased approximately $41.0 million, or 55.1%, to $115.4 million for the year ended December 31, 2005, from $74.4 million for the year ended December 31, 2004. This increase was primarily due to depreciation and amortization expense associated with Acquisitions as well as the following:

Same Store. The increase in depreciation and amortization expense in Same Store was primarily attributable to the correction of useful lives on certain portfolios. During the year ended December 31, 2005, the Company discovered that certain depreciable assets, primarily intangible assets, were being amortized over the improper useful lives. After evaluating the impact of these adjustments, approximately $0.9 million of additional depreciation and amortization expense was recorded during the year ended December 31, 2005 in order to adjust accumulated amortization to the proper balances. Since the change shortened useful lives, depreciation and amortization is higher in the year ended December 31, 2005 relative to the year ended December 31, 2004.

The increase in depreciation and amortization expense in Same Store was also related to additional capital and tenant improvements across various portfolios and the accelerated amortization of intangibles and tenant improvements related to early lease terminations.

Corporate. The increase in depreciation and amortization expense in Corporate is primarily attributable to leasehold improvements, office furniture and fixtures due to the expansion of our Corporate offices as well as equipment associated with our new information system capitalized during the year ended December 31, 2005.

Interest Expense on Mortgages and Other Debt

Interest expense on mortgage notes and other debt increased approximately $48.4 million, or 67.1%, to $120.5 million for the year ended December 31, 2005, from $72.1 million for the year ended December 31, 2004, excluding interest costs incurred on properties included within discontinued operations. This increase was primarily attributable to additional borrowings and contractual increases in interest rates, specifically due to the following:

New Borrowings. During the year ended December 31, 2005, we received proceeds of $159.0 million under new or assumed mortgages, secured by properties acquired in 2005, which increased interest expense by $5.4 million. Interest expense increased $13.6 million due to incurring a full year of interest expense on mortgages secured by properties acquired in 2004. In addition, in March 2005, we completed the $304.0 million long-term financing, secured by the Bank of America, N.A. portfolio purchased in October 2004. This financing bore interest at a floating rate equal to LIBOR plus 0.02% through June 14, 2005, before reverting to a fixed rate of 5.96% for the remainder of the loan term and increased interest expense by $13.0 million.

Secured Credit Facility. Interest expense on our secured credit facility increased by $0.9 million. Although average advances under our secured credit facility decreased to $85.9 million during the year ended December 31, 2005 from $95.3 million during the year ended December 31, 2004, the weighted average effective interest rate increased to 6.89% from 5.29%. The advances outstanding at December 31, 2004 of $270.0 million were drawn in October 2004 to partially fund the acquisition of the Bank of America, N.A. portfolio. These funds were repaid in March 2005, when proceeds of $304.0 million from a long-term loan secured by the portfolio were received. After the repayment in March 2005, the secured credit facility remained unused until funds were drawn to finance a portion of the Regions Bank portfolio and leased-up properties purchased under formulated price contracts during the third and fourth quarters of 2005.

Senior Convertible Notes. During the year ended December 31, 2005, we incurred a full year of interest expense associated with our convertible senior notes issued in July 2004 and October 2004, which resulted in an increase to interest expense of $12.4 million.

Deferred Financing Costs. During the year ended December 31, 2005, we incurred additional non-cash interest expense of $4.7 million related to the accelerated amortization of deferred financing costs due to the refinancing of the mortgage secured by the Dana Commercial Credit portfolio. During the year ended December 31, 2005, we also incurred additional non-cash interest expense associated with the change in the amortization method of deferred financing costs from the straightline to effective interest method. This change in methodology resulted in an increase in non-cash interest expense of $0.5 million to adjust accumulated amortization to the proper balance at December 31, 2005.

Variable to Fixed Changes in Interest Rates. The $63.0 million mortgage secured by Bank of America Plaza completed in April 2004, converted from a variable rate of LIBOR plus 1.5% (2.62% in June 2004) to a fixed rate of 4.55% in July 2004.

Debt Amortization and Extinguishment. These increases in interest expense are partially offset by contractual debt amortization of $41.9 million during the year ended December 31, 2005.

Gain on Sale of Land

During the year ended December 31, 2005, we sold five parcels of land acquired in November 2005 under our formulated price contract with Wachovia Bank, N.A. for a net gain of $1.6 million.

Net Loss on Investments

Net loss on investments increased $0.1 million to $0.5 million for the year ended December 31, 2005, from $0.4 million for the year ended December 31, 2004. This increase was primarily due to a loss incurred on the sale of certain marketable securities. We do not hold a position in such securities as of December 31, 2005.

Minority Interest

Minority interest increased $0.2 million to $2.0 million for the year ended December 31, 2005, from $1.8 million for the year ended December 31, 2004. This amount represents an allocation of net loss to unitholders in our Operating Partnership and an allocation of net income or loss from our 123 South Broad Street–Unit II and 801 Market Street properties to third parties that own a minority interest in those properties. We acquired an 89% majority interest in 801 Market Street in April 2005; therefore, no allocations to minority interest were recorded on this property during the year ended December 31, 2004.

Discontinued Operations—
Loss from Discontinued Operations

Loss from discontinued operations increased $27.9 million to a loss of $29.2 million, net of minority interest, for the year ended December 31, 2005, from a loss of $1.3 million, net of minority interest, for the year ended December 31, 2004. This increase is due primarily due to higher interest expense and depreciation and amortization incurred during 2005.

Overall, interest expense increased $30.7 million to $53.2 million from $22.5 million from mortgages secured by properties included within discontinued operations during the years ended December 31, 2005 and 2004, respectively. In September 2004, the interest rate on the $520.0 million State Street Financial Center mortgage note payable changed from a variable rate of LIBOR plus 1.25% to a fixed rate of 5.79%, resulting in additional interest expense of $10.4 million during the year ended December 31, 2005 compared to the year ended December 31, 2004. Additionally, we incurred twelve months of interest expense on $50.0 million of mezzanine debt associated with this property versus four months in 2004 causing an increase in interest expense of $2.1 million.

Depreciation expense on discontinued operations increased $25.9 million from $37.0 million in the year ended December 31, 2004 to $62.9 million in the year ended December 31, 2005. This increase primarily reflects properties within discontinued operations that were acquired in 2004 that incurred a full year of depreciation expense in 2005 versus a partial year in 2004.

Discontinued Operations—Yield Maintenance Fees

During the year ended December 31, 2005, we sold seven properties encumbered by a mortgage and incurred related charges on the early extinguishment of debt of approximately $0.6 million, net of minority interest. In comparison, during the year ended December 31, 2004, we sold three properties encumbered by mortgages and incurred related charges on the early extinguishment of debt of approximately $3.1 million, net of minority interest.

Discontinued Operations—Net Gains

During the year ended December 31, 2005 and 2004, we sold 130 and 48 properties for an aggregate gain of $20.2 million and $11.4 million, net of minority interest and income taxes, respectively. Additionally, the net gain recorded during the year ended December 31, 2004, includes the sale of a 30% interest in State Street Financial Center for which we recorded gain of $17.1 million, net of minority interest.

We have established investment criteria for properties included in our real estate portfolio and a policy to dispose of non-core properties that do not meet such criteria. Pursuant to our policy, we generally intend to commence efforts to dispose of non-core properties within 30 days of acquisition and dispose of them within approximately 12 months of acquisition. If we sell properties at a gain, we may incur income tax liability.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006

Cash used in operating activities was $26.7 million for the year ended December 31, 2006 compared to cash provided by operating activities of $80.6 million for the year ended December 31, 2005, or a decrease of $107.3 million. A substantial portion of this decrease reflects the execution of the Company's repositioning plan that was announced in August 2006. Specific goals of the plan include the disposal of non-core real estate assets and a significant reduction in the Company's debt to total assets ratio. During the year ended December 31, 2006, the Company paid $47.2 million of yield maintenance fees associated with sales of non-core assets or asset sales executed to reduce the Company's debt to total assets ratio. Yield maintenance fees are the amounts paid to our lenders to compensate them for the early repayment of a loan. The Company also paid $17.2 million of cash severance to former members of its senior management team and professional and other fees of $6.4 million as a result of implementing the repositioning plan. Higher effective interest rates and greater outstanding debt balances in 2006 added an additional $36.1 million of interest payments compared to the prior year.

Cash provided by investing activities totaled $1,124.2 million for the year ended December 31, 2006 compared to cash used in investing activities of $700.7 million in the prior year, an increase of $1,824.9 million. This increase in cash flows from investing activities reflects the Company's efforts, outlined in its repositioning plan, to refocus on its core business and improve its operating and financial performance. Sales of non-core real estate assets are a key component of the Company's repositioning plan which targets sales of $1.5 billion to $2.0 billion. As a result, our investment emphasis shifted from the acquisition of additional real estate towards the sale of non-core real estate assets. Accordingly, cash paid for the acquisition of real estate investment decreased from $807.0 million in the year ended December 31, 2005 to $216.0 million, including an unconsolidated joint venture investment, in the year ended December 31, 2006, a decrease of $591.0 million. Conversely, proceeds from sales of non-core assets and other dispositions increased $1,296.0 million. An additional investing activity in the year ended December 31, 2006 includes the purchase of $32.7 million of treasury securities that have been pledged in connection with the defeasance of $31.2 million of debt that was previously secured by properties in our Bank of America portfolio acquired in 2003.

Cash used in financing activities totaled $1,101.8 million in the year ended December 31, 2006 compared to cash provided by financing activities of $619.7 million in the prior year, a decrease of $1,721.5 million. A substantial portion of the cash proceeds from the sale of non-core real estate assets were used to repay borrowings in order to reduce our debt to total assets ratio towards a target of 60-65%. As a result, cash repayments of mortgages, bridge notes and our secured credit facility increased substantially from $594.1 million in the year ended December 31, 2005 to $1,207.6 million in the current year, an increase of $613.5 million. Proceeds from borrowings decreased $780.8 million from $1,108.7 million in the year ended December 31, 2005 to $327.9 million in the current year, reflecting our shift in investment emphasis towards the sale of non-core assets. Dividends and distributions increased to $221.1 million in the year ended December 31, 2006 from $134.4 million in the year ended December 31, 2005, an increase of $86.7 million. This increase is substantially due to an $86.4 million distribution paid to our 30% minority partner, IPC US Income REIT, upon the sale of State Street Financial Center, sold in December 2006. Dividend payments increased slightly from $131.1 million in 2005 to $132.8 million in the current year primarily as a result of the issuance of 16.8 million additional shares in May 2005. In August 2006, concurrent with the announcement of our repositioning plan, we also announced a reduction in our dividend from $0.27 per share to $0.19 per share. As a result, we anticipate that cash dividends paid in 2007 will be approximately $30.0 million lower than the current year amount.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005

During the year ended December 31, 2005, net cash provided by operating activities was approximately $80.6 million. The level of cash flows provided by operating activities is affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. The increase in deferred revenue is due to the prepayment of contractual rent payments received from Bank of America, N.A. for the Dana Commercial Credit portfolio that apply to future periods, sublease management and standby subtenant fees related to our leasehold interest in Harborside and prepaid rent related to properties we did not own on December 31, 2004.

Net cash used in investing activities was approximately $700.7 million. Investing activities consisted primarily of payments for acquisitions, net of cash acquired, of approximately $807.0 million and approximately $41.6 million for payments related to capital expenditures and leasehold termination costs. Payments for capital expenditures and leasehold termination costs include $11.1 million of non-real estate capital expenditures, $6.1 million of tenant improvements, $8.6 million of completed building improvements and equipment projects, $14.8 million of construction in progress and $1.0 million of termination costs. Payments for completed building improvements and equipment include approximately $4.7 million of the pro rata share of these costs that will be reimbursed with interest by our bank tenants over the useful life of the assets. These payments were partially offset by net sales of marketable securities of approximately $20.7 million and proceeds from sales of real estate and non-real estate investments and payments received to assume leasehold interests of approximately $125.6 million.

Net cash provided by financing activities was approximately $619.7 million. Financing activities consisted primarily of proceeds from mortgage notes payable, convertible senior notes and credit facilities of approximately $1,108.7 million, which were used principally to finance properties acquired in 2005 and the Bank of America, N.A. portfolio purchased in 2004. We also received approximately $244.4 million of proceeds from our secondary offering in May 2005 and the exercise of stock options and $0.3 million of contributions from the minority interest owners of State Street Financial Center. These proceeds were partially offset by (i) dividends to shareholders and distributions to Operating Partnership unitholders of approximately $134.4 million, (ii) repayment of mortgage notes payable and payment of financing costs of approximately $594.9 million, (iii) approximately $4.4 million of payments to redeem Operating Partnership units issued in connection with the acquisition of State Street Financial Center and (iv) approximately $16.0 million related to an increase in restricted cash.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004

During the year ended December 31, 2004, net cash provided by operating activities was approximately $139.9 million. The level of cash flows provided by operating activities was affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. The increase in deferred leasing costs was primarily related to the lease inducement fee paid to a subsidiary of State Street Corporation, the tenant in State Street Financial Center, and a lease extension fee paid to Bank of America, N.A., a tenant in 101 Independence Center. These increases were partially offset by the increase in deferred revenue. The increase in deferred revenue was due to the prepayment of contractual rent payments received from Bank of America, N.A. for the Dana Commercial Credit portfolio that apply to future periods, sublease management and standby subtenant fees related to our leasehold interest in Harborside and prepaid rent related to properties we did not own on December 31, 2003, including State Street Financial Center and the portfolios we purchased from Wachovia Bank, N.A. in September 2004 and Bank of America, N.A. in October 2004.

Net cash used in investing activities was approximately $1,733.7 million. Investing activities consisted primarily of payments for acquisitions, net of cash acquired, of approximately $2,006.7 million, principally for the acquisition of State Street Financial Center, 215 Fremont Street, 101 Independence Center, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios, and approximately $15.8 million for payments related to capital expenditures and leasehold termination costs. These payments were partially offset by net sales of marketable securities of approximately $42.8 million, proceeds from sales of real estate and non-real estate investments and payments received to assume leasehold interests of approximately $187.0 million and net proceeds from the sale of a 30% interest in State Street Financial Center of $59.0 million.

Net cash provided by financing activities was approximately $1,493.2 million. Financing activities consisted primarily of proceeds from mortgage notes payable, convertible senior notes and credit facilities of approximately $1,965.5 million, which were used principally to finance a portion of the purchase price of State Street Financial Center, 215 Fremont Street, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios and proceeds from the exercise of stock options of approximately $7.5 million. These proceeds were partially offset by (i) dividends to shareholders and distributions to Operating Partnership unitholders of approximately $116.8 million, (ii) repayment of mortgage notes payable and payment of financing costs of approximately $300.2 million, (iii) approximately $31.1 million of payments to redeem Operating Partnership units issued in connection with the acquisition of State Street Financial Center and (iv) approximately $31.7 million related to an increase in restricted cash.

LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity Requirements

We had an aggregate of $106.0 million of cash and cash equivalents as of December 31, 2006, of which $37.3 million was in lock box accounts to fund monthly contractual debt service payments and reserve requirements.

As of December 31, 2006, we had $212.6 million of advances outstanding from our secured credit facility, $150.3 million of collateralized availability under this facility, and an additional $37.1 million of uncollateralized availability under this facility. During December 2006, in connection with the Company's repositioning strategy, we repaid $150.3 million of outstanding advances from this secured credit facility using proceeds from the sale of our interest in the State Street Financial Center property during the same period.

In addition to our secured credit facility, we have an unsecured credit facility with a $60.0 million borrowing limit, available for general corporate purposes, which includes a $60.0 million sub-limit for letters of credit. In June 2006, the unsecured credit facility was amended to permit cash collateralized letters of credit in excess of this sub-limit. As of December 31, 2006, we had $68.2 million of letters of credit outstanding, consisting of $59.0 million of unsecured letters of credit and $9.2 million of cash collateralized letters of credit, resulting in net availability of approximately $1.0 million.

As of January 31, 2007, we had $69.6 million of cash and cash equivalents. This decrease during the period from December 31, 2006 to January 31, 2007 primarily relates to our fourth quarter dividend of $25.3 million paid in January 2007, the interest payment on our senior convertible notes of $9.8 million, the prepayment of $14.2 million in mortgage debt, the repayment of the remaining $16.4 million outstanding on our short-term bridge facility secured by Bank of Oklahoma Plaza, and acquisitions under our formulated price contracts of $2.8 million. These cash payments were partially offset by the receipt of the annual rent payment of $30.3 million, net of debt service, related to the Dana Commercial Credit portfolio.

Excluding acquisitions under our formulated price contracts, as of December 31, 2006, we had no pending acquisitions under contract. As of December 31, 2006, we had approximately $9.7 million in pending acquisitions under outstanding notifications and notifications we anticipate receiving under our formulated price contracts. Pursuant to our formulated price contracts, we acquire or assume leasehold interests in the surplus bank branches of financial institutions at a formulated price established by independent appraisals. We are still in due diligence periods and have not received appraisals for all the properties for which we received or anticipate receiving notice. Therefore, where possible and quantifiable, we have estimated the purchase price of the properties we anticipate acquiring, based on the appraisals we have received for similar properties. The acquisition of these properties will be principally funded with available cash, proceeds generated by property disposition and our secured line of credit.

As of December 31, 2006, we had 12 formulated price contracts with banking institutions, including contracts with two of the four largest depositary institutions in the United States. Unless terminated, our formulated price contracts automatically renew on an annual basis. Since our formulated price agreements require us, with limited exceptions, to purchase all bank branches, subject to notification, that the counterparties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable. If we are unable to accurately forecast the number of properties that we may become obligated to purchase, or if we are unable to secure adequate debt or equity financing to fund the purchase price, we may not have sufficient capital to purchase these properties. If we cannot perform our obligations, we may become subject to liquidated damages or impair our relationships with these institutions. The institutions with which we have such agreements may also have the right to terminate the agreements if we breach our obligations under them. Any of these damages could significantly affect our operating results, and if these agreements are terminated, our ability to acquire additional properties and successfully execute our business plan may be impaired. If we are successful in entering into similar agreements with other financial institutions, we may need a significant amount of additional capital to fund additional acquisitions under those agreements. We cannot assure you that we will be able to raise necessary capital on acceptable terms, or at all. Our inability to fund required acquisitions would adversely affect our revenues, impair our business plan and reduce cash available for distribution to shareholders.

During December 2006, in connection with the Company's repositioning strategy, we sold our 70% interest in the State Street Financial Center for proceeds of approximately $204.6 million, net of transaction-related expenses, debt extinguishment and loan defeasance costs. During December 2006 and January 2007, these proceeds were used to reduce our secured credit facility by $150.3 million, prepay $14.2 million of mortgage debt secured by 23 properties, repay a $3.5 million mortgage secured by an individual property that matured in December 2006, and repay the remaining $16.4 million short-term bridge facility secured by Bank of Oklahoma Plaza. The remaining proceeds of approximately $20.2 million were allocated to working capital.

During December 2006, we borrowed $40.0 million from a $50.0 million short-term bridge facility secured by the State Street Financial Center purchase and sale agreement. The $40.0 million advance from the facility was also secured by a recourse guaranty by the Company in an amount equal to the outstanding loan balance of the facility. This $40.0 million loan was repaid in full concurrent with the sale of the State Street Financial Center in December 2006.

On June 30, 2006, the $90.0 million short-term bridge facility initially received in anticipation of completing a pooled securitization financing, secured by Bank of Oklahoma Plaza, One Citizens Plaza and One Colonial Place, was scheduled to expire. This facility was extended to October 31, 2006 and the outstanding loan balance was reduced by $5.3 million in conjunction with this extension. The facility was subsequently extended to December 29, 2006 for One Citizens Plaza and One Colonial Place and to January 31, 2007 for Bank of

Oklahoma Plaza. During December 2006, we repaid $68.2 million of the outstanding loan balance of this short-term bridge facility using proceeds from the refinance of One Citizens Plaza and One Colonial Place. These properties were refinanced on a long-term basis with individual fixed-rate mortgage loans. The portion of the short-term bridge facility previously secured by One Citizens Plaza included $12.0 million of recourse to our Operating Partnership. This recourse was eliminated at the time of the refinance in December 2006. As of December 31, 2006, the short-term bridge facility was secured by Bank of Oklahoma Plaza with an outstanding balance of $16.4 million, including $4.1 million of recourse to our Operating Partnership. In January 2007, we repaid the remaining outstanding balance of this short-term bridge facility using proceeds from the sale of our interest in the State Street Financial Center property.

As of January 31, 2007, we had executed agreements of sale related to the disposition of non-core properties with estimated proceeds of approximately $44.6 million, net of principal payments on related debt. We anticipate closing a portion of these dispositions in the first quarter of 2007, with estimated proceeds of $27.8 million, net of principal payments on related debt. The remaining property dispositions are anticipated to be closed in the remainder of 2007. We cannot assure that we will successfully close these dispositions. If such properties are not sold or not sold in a timely manner, our liquidity position could be adversely affected.

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses, contractually obligated reimbursable and non-reimbursable capital expenditures, dividend and distribution payments to our shareholders and unitholders, respectively, debt service, inclusive of principal repayment and interest expense related to both secured and unsecured debt and commitments to complete pending acquisitions. Although cash flow from real estate operating activity is a source from which these payments are provided, with the exception of acquisitions, it alone is not sufficient to meet these obligations. We are obligated under the terms of our major tenant leases to fund all capital expenditures at the time of completing certain capital improvements. These tenants reimburse these costs over a useful life schedule plus interest. We are currently negotiating a facility to finance the tenant portion of these costs. In addition to cash flow from real estate operating activity and cash available from our credit facilities, we expect to fund short-term liquidity requirements from any or all of the following sources:

- proceeds from the sale of non-core real estate assets;
- proceeds from the sale of interests in existing real property assets contributed to and maintained or re-developed through off balance sheet entities to be formed with unrelated third-party investors;
- the placement of mortgage financings on existing unencumbered assets;
- the placement of mortgage financings to refinance existing encumbered assets; and
- the issuance of secured or unsecured debt securities.

However, if these sources of funds become unavailable, our access to the capital markets becomes restricted or we are unable to match the completion of capital sourcing transactions with capital needs, our ability to meet our short-term liquidity requirements will be adversely affected.

Long-Term Liquidity Requirements

Our long-term requirements generally consist of real property investments, the refinancing of existing long-term debt obligations, which may come due in the next 12 months, as well as the repayment of balances outstanding on our credit facilities. These investments and refinancing requirements may be funded utilizing capital market transactions, which may include the issuance of preferred equity, common equity and various forms of secured and unsecured long-term debt instruments. Such financings may also be funded through short-term bank loans and long-term mortgages. In addition, we are actively managing our debt and capital position. We are currently reviewing our debt portfolio, in order to identify and refinance obligations with high interest rate coupons or high debt service constants. Through these refinancings, we anticipate improved cash flow by decreasing interest payment obligations or eliminating or reducing debt amortization. We are also looking to extend the term of certain debt to balance future refinancing requirements.

We expect to continue to acquire additional properties in the next 12 months. We expect to fund current acquisition commitments and future commitments with any or all of the sources of capital described above. We intend to arrange for debt in accordance with our general borrowing policies, which include utilizing our credit facilities prior to securing permanent debt financing and/or obtaining short-term floating rate bridge financings to expedite the closing of such acquisitions.

We anticipate that our current cash, cash equivalents, short-term investments, cash flow from real estate operating activity and access to the capital markets is sufficient to meet our short-term and long-term capital requirements. However, if these sources of funds become unavailable or our access to the capital markets becomes restricted, our ability to meet current dividend and other payment requirements will be adversely affected.

Our properties are encumbered by mortgages and other financing agreements aggregating approximately $2,439.8 million in outstanding principal, excluding unamortized premiums and discounts, as of December 31, 2006, with an average remaining term of 9.5 years and a weighted average interest rate (excluding unamortized debt premium and discounts and the effects of hedging activities) of 5.66%. During the year ending December 31, 2007, we are required to pay $178.6 million in mortgage principal payments, which includes $16.4 million on our short-term bridge facility; $80.7 million on our secured credit facility,

$50.0 million of balloon payments on mortgage loans, and $31.1 million of contractual mortgage principal amortization. The table below summarizes the properties financed and the principal payments required as of December 31, 2006, in the following calendar years (dollars in millions):

Property/Borrowing	Number of Properties	Balance at Dec. 31, 2006(1)	Coupon Interest Rate(1)	Principal Payments and Debt Security Schedule					
				2007	2008	2009	2010	2011	Thereafter
Convertible Senior Notes	—	$ 450.0	4.38%	$ —	$ —	$ —	$ —	$ —	$ 450.0
Bank of America, N.A. acquired in June 2003	133	381.7	5.47%	10.1	10.6	11.2	11.9	12.6	325.3
Bank of America, N.A. acquired in Oct. 2004	202	278.9	5.96%	3.9	4.1	4.4	4.7	5.0	256.8
Secured credit facility(2)	270	212.6	7.10%	80.7	131.9	—	—	—	—
777 San Marin Drive, Novato, CA	1	187.1	5.55%	2.9	3.0	3.2	3.4	3.6	171.0
Wachovia Bank, N.A.	127	183.5	6.40%	2.8	3.0	3.3	3.4	171.0	—
Dana Commercial Credit	13	180.0	5.61%	—	—	—	—	—	180.0
101 Independence Center, Charlotte, NC	1	77.7	5.53%	1.2	1.3	1.3	1.4	1.5	71.0
Bank of America Plaza, St. Louis, MO	1	58.0	4.55%	2.2	2.3	53.5	—	—	—
Pitney Bowes–Bank of America	72	54.6	5.33%	2.9	2.0	1.5	1.6	1.7	44.9
123 S. Broad Street, Unit 2, Philadelphia, PA	1	50.4	8.43%	50.4	—	—	—	—	—
One Citizens Plaza, Providence RI	1	43.5	5.70%	—	—	—	—	—	43.5
801 Market Street, Philadelphia, PA	1	42.0	6.17%	0.6	0.7	0.7	0.7	0.8	38.5
Three Beaver Valley, Wilmington, DE	1	41.5	5.06%	0.7	0.7	0.7	0.8	0.8	37.8
Pitney Bowes–Wachovia	23	24.4	5.50%	0.9	1.0	1.0	1.1	1.2	19.2
Sterling Bank	14	19.9	5.57%	—	—	—	—	—	19.9
10561 Telegraph Road, Glen Allen, VA	1	18.0	5.68%	—	—	—	—	—	18.0
6900 Westcliff Drive. Las Vegas, NV	1	16.6	5.41%	0.2	0.2	0.3	0.3	0.3	15.3
201 Robert S. Kerr Avenue, Oklahoma City, OK(3)	1	16.4	6.75%	16.4	—	—	—	—	—
2200 Benson Street, Sioux Falls, SD	1	15.4	6.55%	0.3	0.3	0.4	0.4	0.4	13.6
610 Old York Road, Jenkintown, PA	1	14.7	8.29%	0.2	0.2	0.2	14.1	—	—
177 Meeting Street, Charleston, SC	1	9.5	7.44%	0.2	0.2	0.2	0.2	8.7	—
1965 East Sixth Street, Cleveland, OH	1	6.3	5.31%	0.1	0.1	0.1	0.1	0.1	5.8
4 Pope Avenue, Hilton Head, SC	1	3.1	5.89%	0.1	0.1	0.1	0.1	0.2	2.5
200 Reid Street, Palatka, FL	1	3.1	5.81%	0.1	0.1	0.1	0.1	0.2	2.5
Debt between $1.0 million and $3.0 million	21	31.1	5.96%	1.0	1.0	1.1	2.3	1.2	24.5
Debt less than $1.0 million(4)	32	19.8	6.35%	0.7	1.4	2.4	1.0	1.2	13.1
	923	$2,439.8	5.66%	$178.6	$164.2	$85.7	$47.6	$210.5	$1,753.2

(1) Excludes unamortized debt premium and discounts and hedging activity and the related effects on interest rates.
(2) Borrowings bear interest at LIBOR plus 1.75%.
(3) Borrowings bear interest at LIBOR plus 1.40%.
(4) Includes seven variable-rate loans totaling $3.9 million, which bear interest at one-month Constant Maturity Treasury plus 2.00%.

Our indebtedness contains various financial and non-financial event of default covenants customarily found in financing arrangements, including debt service coverage ratio requirements and in the case of our unsecured credit facility, limitations on our total indebtedness and our total secured indebtedness. As of December 31, 2006, we were in compliance with all event of default covenants. The Company's mortgage notes payable typically require that specified loan-to-value and debt service coverage ratios be maintained with respect to the financed properties before the Company can exercise certain rights under the loan agreements relating to such properties. If the specified criteria are not satisfied, in addition to other conditions that the Company may have to observe, the Company's ability to release properties from the financing may be restricted and the lender may be able to "trap" portfolio cash flow until the required ratios are met on an ongoing basis. As of December 31, 2006, the Company was out of debt service coverage compliance under two of its mortgage note financings, although such non-compliance does not, and will not, constitute an event of default under the applicable loan agreement.

Contractual Obligations

The following table outlines the timing of payment requirements related to our contractual obligations as of December 31, 2006 (amounts in thousands):

	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total(1)
Mortgage notes payable—fixed-rate	$ 81,212	$117,515	$257,577	$1,299,554	$1,755,858
Mortgage notes payable—variable-rate	16,654	508	508	3,631	21,301
Convertible senior notes	—	—	—	450,000	450,000
Credit facilities	80,715	131,894	—	—	212,609
Interest payments	134,368	122,387	219,948	649,428	1,126,131
Operating and capital leases	17,965	35,589	35,025	182,624	271,203
Purchase obligations(2)	8,295	610	624	1,659	11,188
	$339,209	$408,503	$ 513,682	$2,586,896	$3,848,290

(1) Excludes unamortized debt premium and discounts.
(2) Includes approximately $11.2 million related to notifications outstanding under our formulated price contracts. However, since our formulated price agreements require us, with limited exceptions, to purchase all bank branches, subject to notification, that the counterparties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable.

As of December 31, 2006, we had $68.2 million of letters of credit outstanding. We have provided Charles Schwab & Co., Inc. with an irrevocable, standby letter of credit for $39.4 million as security for our obligation under a subtenant agreement and a sublease management and standby subtenant agreement at Harborside Plaza in Jersey City, New Jersey. The amount of the letter of credit will increase concurrently with each rent credit and sublease management fee paid to us by Charles Schwab & Co., Inc. up to $51.6 million and then decrease over the term of our obligations through October 2017. In connection with various reserve requirements for our long-term financing of the Bank of America, N.A. portfolio we acquired in October 2004, we posted a $20.0 million letter of credit as collateral. This letter of credit may be reduced when certain conditions are met, including various leasing and maintenance requirements. The current letter of credit amount outstanding is $19.5 million. We also provided Bank of America, N.A. with an irrevocable, standby letter of credit for $6.0 million, as security for our obligations under our lease agreements related to the properties we acquired from Bank of America, N.A. in June 2003 and October 2004. The remaining letters of credit were primarily issued to secure payments under leasehold interests and issued to utility companies in lieu of a cash security deposit to establish service. In addition, the Company has $0.8 million in surety bonds outstanding as of December 31, 2006 issued to utility companies in lieu of a cash security deposit to establish service.

We generally intend to refinance the remaining principal balance of our mortgage notes payable as they become due or repay them if the respective property is sold.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, may of our net leases require the tenant to pay its allocable share of the amortized cost of capital expenditures with interest as well as operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short- and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Borrowings under our credit facilities bear interest at variable rates. Our long-term debt, which consists of secured financings, typically bears interest at fixed rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, caps, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2006, our debt included fixed-rate debt, including debt secured by assets held for sale, with a carrying value of approximately $2,203.6 million and a fair value of approximately $2,146.3 million. Changes in market interest rates on our fixed-rate debt impacts the fair value of the debt, but it has no impact on interest incurred or cash flow. For instance, if interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our debt to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2006 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by approximately $151.3 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by approximately $168.3 million.

As of December 31, 2006, our debt included variable-rate mortgage notes payable with a carrying value of $233.9 million. The sensitivity analysis related to our variable-rate debt assumes an immediate 100 basis point move in variable interest rates with all other variables held constant. A 100 basis point increase or decrease in variable interest rates on our variable notes payable would increase or decrease our interest expense by approximately $1.8 million annually.

These amounts were determined by considering the impact of hypothetical interest rates changes on our borrowing costs, and, assumes no other changes in our capital structure.

As the information presented above includes only those exposures that existed as of December 31, 2006, it does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

STOCK INFORMATION

Our common shares of beneficial interest trade on the New York Stock Exchange under the symbol "AFR." The following table sets forth the high and low sales prices for each quarter in the years ended December 31, 2005 and 2006, as quoted on the New York Stock Exchange:

	High	Low
Fiscal Year 2005:		
First Quarter	$16.18	$14.45
Second Quarter	16.00	14.50
Third Quarter	15.74	13.15
Fourth Quarter	14.49	11.55
Fiscal Year 2006:		
First Quarter	**$12.81**	**$11.52**
Second Quarter	**12.00**	**9.52**
Third Quarter	**12.25**	**9.59**
Fourth Quarter	**12.08**	**10.90**

The number of holders of record of our shares was 357 as of February 27, 2007. This number does not include shareholders whose shares are held of record by a brokerage house or clearing agency, but does include any such brokerage house or clearing agency as one record holder.

American Financial Realty Trust, NAREIT Index and S&P Index[1]

Total Shareholder Return



$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
6/25/03
12/31/03
12/31/04
12/31/05
12/31/06
American Financial Realty Trust
NAREIT Index
S&P 500 Total Return Index (SPTR)

1 Prior to June 25, 2003, the Trust was not publicly traded and there was no public market for its securities. The graph above compares the cumulative total return (which takes into account dividend payments) of the Trust's common shares with that of the NAREIT Index and S&P 500 Index from June 25, 2003 (the date the Trust's common shares began to trade publicly) through December 31, 2006. The Trust's fiscal year ends on December 31. The graph assumes that you invested $100 at the close of market on June 25, 2003 in the Trust's common shares and $100 invested at that same time in each of the indexes. The comparisons in this graph are provided in accordance with Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of our common shares.

Dividend and Distributions Policy

We elected to be taxed as a REIT under the Internal Revenue Code (IRC) commencing as of our taxable year ended December 31, 2002. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our ordinary taxable income to our shareholders. It is our intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute (in accordance with the IRC and applicable regulations) to our shareholders. However, as property dispositions are a part of our on-going business plan, it is necessary to transfer properties held for sale to our taxable REIT subsidiary, prior to completion of such sales, in order to maintain the favorable REIT tax status under the IRC. Gains on sales of these assets may be subject to taxes according to the individual property's resident jurisdiction. When taxes are due on such sales, the tax liability is paid by our taxable REIT subsidiary. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income (i.e., taxable income not distributed in the amounts and in the time frames prescribed by the IRC and applicable regulations thereunder).

It is our intention to pay to our shareholders, within the time periods prescribed by the IRC, all or substantially all of our annual taxable income, including gains from the sale of real estate and recognized gains on the sale of securities. We intend to continue our policy of making sufficient cash distributions to shareholders in order for us to maintain our REIT status under the IRC and to avoid corporate income and excise tax on undistributed income.

Since inception, dividends and Operating Partnership unit distributions have exceeded the minimum amounts required to satisfy the IRC distribution requirements. As such, any distribution amount in excess of our taxable income is designated as a return of capital. The dividend distribution policy is set by our board of trustees annually and reviewed quarterly. Payments made in excess of our taxable income are at the discretion of the board of trustees. Dividends will be authorized by our board of trustees and declared by us based upon a number of factors, including:

- the rent received from our tenants;
- the ability of our tenants to meet their other obligations under their leases;
- debt service requirements;
- capital expenditure requirements for our properties;
- our taxable income;
- the annual distribution requirement under the REIT provisions of the Internal Revenue Code;
- our operating expenses; and
- other factors that our board of trustees may deem relevant.

To the extent consistent with maintaining our REIT status, we may retain accumulated earnings of our taxable REIT subsidiary in such subsidiary. Our ability to pay dividends to our shareholders will depend on our receipt of distributions from our Operating Partnership and lease payments from our tenants with respect to our properties.

Cash dividends declared during the years ended December 31, 2005 and 2006 were as follows (in thousands, except per share data):

	Per Common Share and Operating Partnership Unit	Total Dollars Declared to	
		Common Shareholders	Operating Partnership Unit holders
Fiscal Year 2005			
First Quarter	$0.27	$30,115	$915
Second Quarter	0.27	34,697	915
Third Quarter	0.27	34,753	865
Fourth Quarter	0.27	34,752	941
Fiscal Year 2006			
First Quarter	$0.27	$34,961	$921
Second Quarter	0.27	34,968	908
Third Quarter	0.19	24,771	562
Fourth Quarter	0.19	24,884	444

To address the difference between cash flows generated from operations and dividend payout, the Company's board of trustees announced on August 17, 2006, a reduction in our dividend of $0.08 per share, or 30%, from $0.27 per share to $0.19 per share. For comparative purposes, total dividends and distributions in 2006 would have totaled $101.2 million if the dividend has been decreased commencing in the first quarter of 2006. The dividend reduction is part of our overall repositioning strategy, which includes the sale of non-core assets and the reduction of leverage. Along with other initiatives, management and the board of trustees believe that the measures they are currently undertaking (as previously communicated), will enhance the cash flow coverage of future period payment of dividends.

We cannot assure you that we will continue to have cash available for distributions at historical levels or at all. See the section entitled "Risk Factors" in Item 1A, Part I of the Company's Form 10-K as filed with the SEC on March 1, 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined within Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness in internal control over financial reporting is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission as of December 31, 2006. Based on that evaluation, management has concluded that, as of December 31, 2006, the Company did maintain effective internal control over financial reporting.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that American Financial Realty Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). American Financial Realty Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Financial Realty Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, American Financial Realty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Financial Realty Trust and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2006, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited the accompanying consolidated balance sheets of American Financial Realty Trust and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Financial Realty Trust and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, and the Company changed its method of quantifying errors and recorded a cumulative effect adjustment to retained earnings.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Financial Realty Trust's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and December 31, 2005
(In thousands, except share and per share data)

December 31,	2006	2005
Assets:		
Real estate investments, at cost:		
Land	$ 333,716	$ 475,457
Land held for development	14,632	24,563
Buildings and improvements	1,947,977	2,645,618
Equipment and fixtures	283,704	401,661
Leasehold interests	16,039	9,579
Investment in joint venture	21,903	—
Total real estate investments, at cost	2,617,971	3,556,878
Less accumulated depreciation	(297,371)	(260,852)
Total real estate investments, net	2,320,600	3,296,026
Cash and cash equivalents	106,006	110,245
Restricted cash	76,448	73,535
Marketable investments and accrued interest	3,457	3,353
Pledged treasury securities, net	32,391	—
Tenant and other receivables, net of allowance	62,946	51,435
Prepaid expenses and other assets	32,191	37,789
Assets held for sale	594,781	341,338
Intangible assets, net of accumulated amortization of $70,044 and $64,369	314,753	642,467
Deferred costs, net of accumulated amortization of $20,070 and $13,179	62,591	67,388
Total assets	$3,606,164	$4,623,576
Liabilities and Shareholders' Equity:		
Mortgage notes payable	$1,557,313	$2,467,596
Credit facilities	212,609	171,265
Convertible notes, net	446,343	446,134
Accounts payable	7,246	4,350
Accrued interest expense	15,601	19,484
Accrued expenses and other liabilities	58,940	55,938
Dividends and distributions payable	25,328	35,693
Below-market lease liabilities, net of accumulated amortization of $10,874 and $8,912	57,173	67,613
Deferred revenue	179,456	150,771
Liabilities related to assets held for sale	247,798	243,665
Total liabilities	2,807,807	3,662,509
Minority interest	12,393	53,224
Shareholders' equity:		
Preferred shares, 100,000,000 shares authorized at $0.001 per share, no shares issued and outstanding at December 31, 2006 and 2005, respectively	—	—
Common shares, 500,000,000 shares authorized at $0.001 per share, 130,966,141 and 128,712,181 issued and outstanding at December 31, 2006 and 2005, respectively	131	129
Capital contributed in excess of par	1,389,827	1,371,648
Accumulated deficit	(599,596)	(457,313)
Accumulated other comprehensive loss	(4,398)	(6,621)
Total shareholders' equity	785,964	907,843
Total liabilities and shareholders' equity	$3,606,164	$4,623,576

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2006, 2005 and 2004
(In thousands, except per share data)

Year Ended December 31,	**2006**	2005	2004
Revenues:			
Rental income	**$ 253,485**	$219,689	$148,695
Operating expense reimbursements	**166,712**	155,181	81,101
Interest and other income	**6,425**	5,202	3,143
Total revenues	**426,622**	380,072	232,939
Expenses:			
Property operating expenses:			
Ground rents and leasehold obligations	**14,336**	13,427	8,726
Real estate taxes	**42,868**	35,232	21,659
Property and leasehold impairments	**5,500**	144	446
Other property operating expenses	**166,310**	142,148	73,730
Total property operating expenses	**229,014**	190,951	104,561
Marketing, general and administrative	**24,934**	24,144	23,888
Broken deal costs	**176**	1,220	227
Repositioning	**9,065**	—	—
Amortization of deferred equity compensation	**8,687**	10,411	9,078
Outperformance plan—contingent restricted share component	—	—	(5,238)
Severance and related accelerated amortization of deferred compensation	**21,917**	4,503	1,857
Interest expense on mortgages and other debt	**142,432**	120,514	72,121
Depreciation and amortization	**126,307**	115,439	74,427
Total expenses	**562,532**	467,182	280,921
Loss before net gain on sale of land, equity in loss from joint venture, net loss on investments, minority interest and discontinued operations	**(135,910)**	(87,110)	(47,982)
Gain on sale of land	**2,043**	1,596	80
Equity in loss from joint venture	**(1,397)**	—	—
Net loss on investments	—	(530)	(409)
Loss from continuing operations before minority interest	**(135,264)**	(86,044)	(48,311)
Minority interest	**2,686**	1,984	1,835
Loss from continuing operations	**(132,578)**	(84,060)	(46,476)
Discontinued operations:			
Loss from operations before yield maintenance fees, net of minority interest of $1,850, $3,062 and $114 for the years ended December 31, 2006, 2005 and 2004, respectively	**(79,174)**	(29,182)	(1,252)
Yield maintenance fees, net of minority interest of $15,564, $16 and $103 for the years ended December 31, 2006, 2005 and 2004, respectively	**(46,402)**	(567)	(3,060)
Net gains on disposals, net of minority interest of $74,046, $562 and $934 for the years ended December 31, 2006, 2005 and 2004, respectively	**237,556**	20,194	28,543
Income (loss) from discontinued operations	**111,980**	(9,555)	24,231
Net loss	**$ (20,598)**	$ (93,615)	$ (22,245)
Basic and diluted income (loss) per share:			
From continuing operations	**$(1.04)**	$(0.71)	$(0.45)
From discontinued operations	**$ 0.87**	$(0.07)	$ 0.23
Total basic and diluted loss per share	**$(0.17)**	$(0.78)	$(0.22)

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share and per share data)

	Shares of Beneficial Interest	Common Shares at Par	Capital Contributed in Excess of Par	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	108,096,217	$108	$1,086,270	$ (94,557)	$(14,220)	$ 977,601
Net loss	—	—	—	(22,245)	—	(22,245)
Other comprehensive income (loss):						
Reclassification adjustment for losses reclassified into operations	—	—	—	—	2,034	2,034
Unrealized loss on derivatives	—	—	—	—	(1,436)	(1,436)
Unrealized loss on available for sale securities	—	—	—	—	(438)	(438)
Minority interest allocation	—	—	—	—	(228)	(228)
Total comprehensive loss	—	—	—	—	—	(22,313)
Issuance of common shares, net of expenses	16,854	—	244	—	—	244
Exercised options of common shares	748,946	1	7,551	—	—	7,552
Conversion of Operating Partnership units into common shares	1,520,688	2	9,178	—	—	9,180
Dividends declared at $1.02 per share	—	—	—	(112,578)	—	(112,578)
Issuance of restricted shares	619,230	—	—	—	—	—
Amortization of deferred equity compensation	—	—	10,273	—	—	10,273
Balance, December 31, 2004	111,001,935	111	1,113,516	(229,380)	(14,288)	869,959
Net loss	—	—	—	(93,615)	—	(93,615)
Other comprehensive income (loss):						
Reclassification adjustment for net losses reclassified into operations	—	—	—	—	3,303	3,303
Realized gain on derivatives	—	—	—	—	4,771	4,771
Unrealized loss on available for sale securities	—	—	—	—	(126)	(126)
Minority interest allocation	—	—	—	—	(281)	(281)
Total comprehensive loss	—	—	—	—	—	(85,948)
Issuance of common shares, net of expenses	16,767,385	16	242,825	—	—	242,841
Exercised options of common shares	186,524	1	1,862	—	—	1,863
Conversion of Operating Partnership units into common shares	185,755	—	6	—	—	6
Dividends declared at $1.08 per share	—	—	—	(134,318)	—	(134,318)
Issuance of restricted shares	570,582	1	(1)	—	—	—
Amortization of deferred equity compensation	—	—	13,440	—	—	13,440
Balance, December 31, 2005	128,712,181	129	1,371,648	(457,313)	(6,621)	907,843
Cumulative effect of adopting SAB No. 108	—	—	—	(2,101)	—	(2,101)
Net loss	—	—	—	(20,598)	—	(20,598)
Other comprehensive income (loss):						
Reclassification adjustment for net losses reclassified into operations	—	—	—	—	2,331	2,331
Minority interest allocation	—	—	—	—	(108)	(108)
Total comprehensive loss	—	—	—	—	—	(20,476)
Exercised options of common shares	118,515	—	1,185	—	—	1,185
Conversion of Operating Partnership units into common shares	1,142,742	2	3,690	—	—	3,692
Dividends declared at $0.92 per share	—	—	—	(119,584)	—	(119,584)
Issuance of restricted shares	992,703	—	273	—	—	273
Amortization of deferred equity compensation	—	—	13,031	—	—	13,031
Balance, December 31, 2006	**130,966,141**	**$131**	**$1,389,827**	**$(599,596)**	**$ (4,398)**	**$ 785,964**

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004
(In thousands)

Year Ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net loss	$ (20,598)	$ (93,615)	$ (22,245)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation	137,420	138,990	93,241
Minority interest	53,946	(4,500)	(1,118)
Amortization of leasehold interests and intangible assets	36,351	38,887	18,145
Amortization of above- and below-market leases	1,160	(120)	1,539
Amortization of deferred financing costs	13,708	12,656	5,006
Amortization of deferred compensation	13,031	13,440	10,273
Amortization of discount on pledged treasury securities	(359)	—	—
Non-cash component of Outperformance Plan	—	—	(5,238)
Non-cash compensation charge	273	262	244
Impairment charges	65,116	3,581	4,060
Net equity in loss from joint venture	1,397	—	—
Net gain on sales of properties and lease terminations	(315,077)	(23,006)	(30,076)
Net loss on sales of investments	—	530	409
Increase in restricted cash	(3,792)	(17,646)	(21,246)
Leasing costs	(18,154)	(8,404)	(17,349)
Payments received from tenants for lease terminations	1,947	440	2,061
Decrease (increase) in operating assets:			
Tenant and other receivables, net	(23,405)	(19,601)	(22,055)
Prepaid expenses and other assets	(2,777)	(81)	(16,466)
Increase (decrease) in operating liabilities:			
Accounts payable	4,447	(709)	3,138
Accrued expenses and other liabilities	(3,034)	(10,469)	44,972
Deferred revenue and tenant security deposits	31,711	50,002	71,325
Net cash (used in) provided by operating activities	(26,689)	80,637	118,620
Cash flows from investing activities:			
Payments for acquisitions of real estate investments, net of cash acquired	(192,669)	(806,951)	(2,006,703)
Capital expenditures	(50,043)	(41,559)	(15,786)
Proceeds from sales of real estate and non-real estate assets	1,421,613	125,583	245,990
(Increase) decrease in restricted cash	590	1,601	(10,461)
Investment in joint venture	(23,300)	—	—
Sales of investments	1,116	21,240	52,880
Purchases of investments	(33,082)	(659)	(10,032)
Net cash provided by (used in) investing activities	1,124,225	(700,745)	(1,744,112)
Cash flows from financing activities:			
Repayments of mortgages, bridge notes payable and credit facilities	(1,207,580)	(594,063)	(274,398)
Proceeds from mortgages, bridge notes payable and credit facilities	327,878	1,108,652	1,531,425
Proceeds from issuance of convertible senior notes, net	—	—	434,030
Payments for deferred financing costs, net	(2,118)	(838)	(25,758)
Proceeds from common share issuances, net	1,185	244,442	7,552
Redemption of Operating Partnership units	—	(4,405)	(31,112)
Contributions by limited partners	—	353	—
Dividends and distributions	(221,140)	(134,395)	(116,799)
Net cash (used in) provided by financing activities	(1,101,775)	619,746	1,524,940
Decrease in cash and cash equivalents	(4,239)	(362)	(100,552)
Cash and cash equivalents, beginning of year	110,245	110,607	211,159
Cash and cash equivalents, end of year	$ 106,006	$ 110,245	$ 110,607
Supplemental cash flow and non-cash information:			
Cash paid for interest	$ 248,170	$ 166,533	$ 76,582
Cash paid for income taxes	$ 687	$ 24	$ 1,693
Debt assumed in real estate acquisitions	$ —	$ 78,645	$ 48,072
Operating Partnership units issued to acquire real estate	$ —	$ —	$ 35,867
Non-cash acquisition costs	$ —	$ 2,367	$ —

See accompanying notes to consolidated financial statements.

(In thousands, except share, per share, buildings and square feet data)

(1) THE COMPANY

American Financial Realty Trust (the Company) is a self-administered and self-managed real estate investment trust (REIT). The Company was formed as a Maryland REIT on May 23, 2002 to acquire and operate properties leased primarily to regulated financial institutions. The Company acquires corporate-owned real estate assets, primarily bank branches and office buildings from financial institutions, and owns and manages such assets principally under long-term, triple net leases.

The Company's interest in its properties is held through its operating partnership, First States Group, L.P. (the Operating Partnership). The Company is the sole general partner of the Operating Partnership and held a 98.2% interest in the Operating Partnership as of December 31, 2006. There were 2,341,034 Operating Partnership units outstanding as of December 31, 2006.

On September 10, 2002, AFR commenced operations upon completing a private placement of common shares of beneficial interest, and through its Operating Partnership, acquired substantially all of the assets, liabilities, and operations of American Financial Real Estate Group (AFREG or the Predecessor) in a business combination accounted for under Staff Accounting Bulletin Topic 5g with carryover basis for the portion of the net assets acquired from the majority shareholder/general partner and his affiliates and fair value for the remaining portion of the net assets acquired from all other investors (the Formation Transaction).

The Company operates in one segment, and focuses on acquiring, operating and leasing properties to regulated financial institutions. Rental income from Bank of America, N.A., State Street Corporation and Wachovia Bank, N.A., or their respective affiliates, represented the following percentages of total rental income for the respective periods. The State Street Financial Center occupied by State Street Corporation was sold in December 2006.

Year Ended December 31,	**2006**	2005	2004
Bank of America, N.A.	**29%**	32%	37%
State Street Corporation	**18%**	19%	24%
Wachovia Bank, N.A.	**12%**	15%	14%

No other tenant represented more than 10% of rental income for the periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The Company consolidates its accounts and the accounts of the majority-owned and controlled Operating Partnership and reflects the remaining interest in the Operating Partnership as minority interest. The Operating Partnership holds and consolidates its majority or controlling interests in the other partnerships and reflects the remaining ownership interests within minority interest. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation ("FIN") No. 46R (FIN 46R), "Consolidation of Variable Interest Entities," to replace Interpretation No. 46 (FIN 46) which was issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46R was applicable immediately to variable interest entities created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company has adopted FIN 46R and analyzed the applicability of this interpretation to its structures. The Company acquired an interest in one variable interest entity during the year ended December 31, 2005 and includes the accounts of this entity in the consolidated financial statements as the Company is the primary beneficiary of this entity.

We account for the investment in a joint venture using the equity method of accounting. The Company has evaluated its investment in the joint venture and has concluded that it is not a variable interest entity as defined by FIN 46R. The Company does not control the joint venture, since all major decisions of the partnership, such as the sale, refinancing, expansion or rehabilitation of any property, require the approval of all partners and voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner. This investment was recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income (loss) and will be adjusted for cash contributions and distributions.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, investments in real estate, purchase price allocations and derivative financial instruments and hedging activities.

(d) Reclassifications

Certain amounts have been reclassified in the prior periods to conform to the current period presentation.

(e) Real Estate Investments

The Company records acquired real estate at cost. Depreciation is computed using the straight-line method over the estimated useful life of 40 years for buildings, five to ten years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements and leasehold interests. Maintenance and repairs expenditures are charged to expense as incurred.

In leasing office space, the Company may provide funding to the lessee through a tenant allowance. In accounting for tenant allowances, the Company determines whether the allowance represents funding for the construction of leasehold improvements and evaluates the ownership, for accounting purposes, of such improvements. If the Company is considered the owner of the leasehold improvements for accounting purposes, the Company capitalizes the amount of the tenant allowance and depreciates it over the shorter of the useful life of the leasehold improvements or the lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation usually include (i) who holds legal title to the improvements, (ii) evidentiary requirements concerning the spending of the tenant allowance and (iii) other controlling rights provided by the lease agreement (e.g. unilateral control of the tenant space during the build-out process). Determination of the accounting for a tenant allowance is made on a case-by-case basis, considering the facts and circumstances of the individual tenant lease.

(f) Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

The Company reviews the recoverability of the property's carrying value, when circumstances indicate a possible impairment of the value of a property. The review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. Because a significant number of properties are vacant when acquired, the Company has excluded properties within the initial two-year period of ownership from this review. This provides a reasonable period of time to allow for marketing, leasing and build-out of these properties. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used and fair value less estimated cost to dispose for assets held for sale. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

(g) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(h) Restricted Cash

Restricted cash includes amounts escrowed pursuant to mortgage agreements for insurance, taxes, repairs and maintenance, tenant improvements, interest, and debt service and amounts held as collateral under security and pledge agreements relating to leasehold interests.

(i) Marketable Investments and Accrued Interest

Marketable investments consist of shares in an institutional mutual fund that invests in short-term money market instruments. The Company has classified these investments as available-for-sale and recorded them at fair value. These short-term investments had a cost basis of $3,005 and $3,125 as of December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, $3,001 and $3,121 of these investments were pledged as collateral for obligations related to leasehold interest liabilities, respectively. Additionally, the Company has accrued interest income on these investments of $452 and $228 as of December 31, 2006 and 2005, respectively.

In the year ended December 31, 2005, the Company liquidated a prior investment in another institutional mutual fund that invested primarily in mortgage-backed securities, realizing a loss of $530. At December 31, 2004, $404 of this loss was unrealized, excluded from earnings and reported as a component of other comprehensive income (loss).

The following table provides information regarding the sale of marketable investments:

Year Ended December 31,	2006	2005	2004
Gross proceeds from sales	$451	$21,240	$52,880
Gross realized gains	—	—	4
Gross realized losses	—	530	413

(j) Pledged Treasury Securities

The Company maintains a portfolio of treasury securities that are pledged to provide principal and interest payments for mortgage debt previously collateralized by properties in its real estate portfolio. These securities are carried at amortized cost because the Company has both positive intent and the ability to hold the securities to maturity. These securities have a fair value of $32,811 and have maturities that extend through November 2013.

(k) Tenant and Other Receivables

Tenant and other receivables are primarily derived from the rental income that each tenant pays in accordance with the terms of its lease, which is recorded on a straightline basis over the initial term of the lease. Since many leases provide for rental increases at specified intervals, straightline basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that will only be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Tenant and other receivables also include receivables related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

Tenant and other receivables are recorded net of the allowances for doubtful accounts. The Company continually reviews receivables related to rent, tenant reimbursements and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company increases the allowance for uncollectible accounts or records a direct write-off of the receivable in the consolidated statements of operations.

During the fourth quarter of 2005, the Company discovered that rental income related to one master lease agreement was being straightlined for a period six months longer than the actual expiration. Had the Company recorded straightline rental income over the proper period, net loss would have been decreased by $467 for the year ended December 31, 2004. The adjustments represent 2.1% of net loss and $0.00 of net loss per share for the year ended December 31, 2004. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005 and 2004. During the year ended December 31, 2005, the Company recorded $922 of additional rental income to adjust deferred straightline rent to the proper balance.

(l) Prepaid Expenses and Other Assets

The Company makes payments for certain expenses such as insurance and property taxes in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement. The Company also escrows deposits related to pending acquisitions and financing arrangements, as required by a seller or lender, respectively. Prepaid acquisition costs represent a portion of the total purchase price of a property and are reclassified into real estate investments and related intangible assets, as appropriate, at the time the acquisition is completed. If such costs are related to an acquisition that will not be consummated and the deposit is not recoverable, the respective amounts are recorded as broken deal costs in the accompanying consolidated statements of operations. Costs prepaid in connection with securing financing for a property are reclassified into deferred costs at the time the transaction is completed.

(m) Intangible Assets

Pursuant to SFAS No. 141, "Business Combinations," the Company follows the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination should be recognized and reported apart from goodwill, the Company ensures that the applicable criteria specified in SFAS No. 141 are met.

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings on an as-if vacant basis, equipment and tenant improvements. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Above-market and below-market in-place lease values for properties acquired are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to each in-place lease and management's estimate of the fair market lease rate for each such in-place lease, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as-if vacant. Factors considered by management in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which primarily ranges from six to 18 months. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangibles related to customer relationships is measured based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by management in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, management utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying consolidated balance sheets are substantially complete; however, there are certain items that we will finalize once we receive additional information. Accordingly, these allocations are subject to revision when final information is available, although we do not expect future revisions to have a significant impact on our financial position or results of operations.

Intangible assets and acquired lease obligations consist of the following:

December 31,	2006	2005
Intangible assets:		
In-place leases, net of accumulated amortization of $51,260 and $38,037	$221,452	$315,685
Customer relationships, net of accumulated amortization of $17,565 and $20,647	154,375	342,656
Above-market leases, net of accumulated amortization of $13,198 and $8,868	14,826	19,355
Goodwill	700	700
Amounts related to assets held for sale, net of accumulated amortization of $11,979 and $3,183	(76,600)	(35,929)
Total intangible assets	$314,753	$642,467
Intangible liabilities:		
Below-market leases, net of accumulated amortization of $13,475 and $8,969	$ 63,586	$ 67,790
Amounts related to liabilities held for sale, net of accumulated amortization of $2,601 and $57	(6,413)	(177)
Total intangible liabilities	$ 57,173	$ 67,613

The following table provides the weighted average amortization period as of December 31, 2006 for intangible assets and liabilities and the projected amortization expense for the next five years:

	Weighted Average Amortization Period	2007	2008	2009	2010	2011
In-place leases	14.3	$23,628	$23,032	$22,259	$20,638	$18,432
Customer relationships	34.0	5,725	5,681	5,638	5,604	5,535
Total to be included in depreciation and amortization expense		$29,353	$28,713	$27,897	$26,242	$23,967
Above-market lease assets	7.1	$(4,113)	$(3,586)	$(2,741)	$(2,126)	$ (784)
Below-market lease liabilities	28.0	3,206	2,898	2,751	2,421	2,128
Total to be included in (deducted from) rental revenue		$ (907)	$ (688)	$ 10	$ 295	$ 1,344

During the year ended December 31, 2005, the Company discovered that certain depreciable assets, primarily intangible assets, were being amortized over the improper useful lives within two real estate portfolios. Had the Company recorded amortization expense utilizing the proper useful lives, net loss would have been increased by $385 for the years ended December 31, 2004. The adjustments represent 1.7% of net loss and $0.00 of net loss per share for the year ended December 31, 2004. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Company recorded $865 of additional amortization expense to adjust accumulated amortization to the proper balances.

(n) Deferred Costs

The Company has deferred certain expenditures related to the leasing and financing of certain properties. Direct costs of leasing, including internally capitalized payroll costs associated with leasing activities, are deferred and amortized over the terms of the underlying leases. Direct costs of financings are deferred and amortized over the terms of the underlying financing agreements.

Prior to 2005, the Company amortized deferred financing costs to interest expense on a straightline basis. During the year ended December 31, 2005, the Company changed its amortization methodology to an effective interest rate basis. Had the Company recorded amortization expense on an effective interest rate basis in prior years, net loss would have been increased by $467 for the year ended December 31, 2004. The adjustment represents 2.1% of net loss and $0.00 net loss per share for the year ended December 31, 2004. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005 and 2004. During the year ended December 31, 2005, the Company recorded $508 of additional interest expense to adjust net deferred costs to the proper balances.

(o) Leasehold Interests

Leasehold interest assets and liabilities are recorded based on the difference between the fair value of management's estimate of the net present value of cash flows expected to be paid and earned from the subleases over the non-cancelable lease terms and any payments received in consideration for assuming the leasehold interests. Factors used in determining the net present value of cash flows include contractual rental amounts, costs of tenant improvements, costs of capital expenditures and contractual amounts due under the corresponding operating lease assumed. Amounts allocated to leasehold interests, based on their respective fair values, are amortized on a straight-line basis over the remaining lease term.

(p) Transfer of Financial Assets and Extinguishment of Liabilities

The Company follows Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which establishes an accounting model for the derecognition of transferred assets and liabilities. The Company applies the provisions of SFAS No. 140 when the Company enters into a defeasance transaction in which the Company will unencumber a property from a mortgage note prior to the property's disposal. To effect this transaction, the Company will purchase and substitute a secured interest in treasury securities for the property that originally served as collateral under a mortgage note agreement. For transactions that meet the criteria of SFAS No. 140, the Company will derecognize the transferred assets and liability ("legal defeasance"). For defeasance transactions that do not meet the criteria of SFAS No. 140, the Company will continue to report the securities and liability on its consolidated balance sheet ("in-substance defeasance").

(q) Accounting for Derivative Financial Investments and Hedging Activities

The Company uses derivatives to hedge, fix and cap interest rate risk and accounts for its derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company only engages in cash flow hedges.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the consolidated statements of operations. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the statements of operations in the period or periods the hedged forecasted transaction affects earnings.

(r) Comprehensive Income (Loss)

Comprehensive income (loss) is recorded in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income (loss) is comprised of net income, changes in unrealized gains or losses on derivative financial instruments and unrealized gains or losses on available-for-sale securities. The Company enters into derivative agreements to hedge the variability of cash flows related to forecasted interest payments associated with obtaining certain financings in order to fix interest rates and maintain expected returns. The Company incurs a loss on derivative agreements, if interest rates decline, or a gain if interest rates rise, during the period between the derivative inception date and derivative settlement date. Unrealized gains and losses on derivatives are amortized into interest expense in the consolidated statements of operations over the life of the underlying debt.

(s) Revenue Recognition

Rental income from leases is recognized on a straight-line basis regardless of when payments are due. Certain lease agreements also contain provisions that require tenants to reimburse the Company for real estate taxes, common area maintenance costs and the amortized cost of capital expenditures with interest. Such amounts are included in both revenues and operating expenses when the Company is the primary obligor for these expenses and assumes the risks and rewards of a principal under these arrangements. Under leases where the tenant pays these expenses directly, such amounts are not included in revenues or expenses.

Deferred revenue represents rental revenue and management fees received prior to the date earned. Deferred revenue also includes rental payments received in excess of rental revenues recognized as a result of straightline basis accounting.

(t) Sales of Real Estate Properties

The Company recognizes sales of real estate properties only upon closing, in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" (SFAS No. 66). Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectibility of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales of real estate under SFAS No. 66.

(u) Rent Expense

Rent expense is recognized on a straightline basis regardless of when payments are due. Accrued expenses and other liabilities in the accompanying consolidated balance sheets include an accrual for rental expense recognized in excess of amounts currently due. For the years ended December 31, 2006, 2005 and 2004, rent expense related to leasehold interests, which is included in property operating expenses and corporate office space, which is included in marketing, general and administrative expense was $16,201, $14,947 and $9,338, respectively.

(v) Income Taxes

The Company has elected to qualify as a REIT under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company has a wholly-owned taxable REIT subsidiary as defined under the Internal Revenue Code. The asset and liability approach is used by the taxable REIT subsidiary to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established to reduce net deferred tax assets to the amount for which recovery is more likely than not. During the year ended December 31, 2006, no tax benefit or provision was recorded. During the year ended December 31, 2005, the Company recorded a current and deferred income tax benefit of $505 and $622, respectively. No such benefit or provision was recorded during the year ended December 31, 2004.

As of December 31, 2006, the Company fully reserved the deferred tax asset of $622 and $77 of the receivable recorded as of December 31, 2005 as it is no longer more likely than not that these future benefits will be realized. The remaining $428 current tax receivable recorded as of December 31, 2005 was realized during 2006. As of December 31, 2006, the Company has a current tax receivable of $1,724 recorded on the consolidated balance sheet related to the refund of taxes paid in the current and prior years.

As of December 31, 2005, the taxable REIT subsidiary recorded a deferred tax asset of $622 related to expenses, which are deductible tax purposes in future periods. No valuation was recorded at that time as the Company believed it was more likely than not that the future benefit associated with this deferred tax asset would be realized as of December 31, 2005. The Company also recorded a current tax receivable of $505 related to a refund of taxes paid in prior years.

The tax basis of real estate assets, including assets held for sale, exceeded the net book basis of real estate assets, including assets held for sale, by approximately $26,357 at December 31, 2006. The net book basis of real estate assets, including assets held for sale, exceeded tax basis of real estate assets, including assets held for sale, by approximately $37,702 at December 31, 2005.

For the year ended December 31, 2006, 100% of the Company's dividends were characterized as capital gains. For the year ended December 31, 2005, 92% of the Company's dividends were characterized as a return of capital. For the year ended December 31, 2004, 33% of the Company's dividends were characterized as ordinary income and 67% were characterized as a return of capital for federal income tax purposes.

(w) Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123R). Prior to the adoption of SFAS No. 123R, the Company accounted for stock-based compensation using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, the Company did not recognize compensation expense in the statement of operations for options granted for the periods prior to the adoption of SFAS 123R. As required by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company provided certain pro forma disclosures for stock-based compensation as if the fair-value-based approach of SFAS No. 123 had been applied. The Company elected to use the modified prospective transition method as permitted by SFAS No. 123R and therefore has not restated the financial results for prior periods. Under this transition method, the Company will apply the provisions of SFAS No. 123R to new options granted or cancelled after December 31, 2005. Additionally, the Company will recognize compensation cost for the portion of options for which the requisite service has not been rendered (unvested) that are outstanding as of December 31, 2005, on a straightline basis over the remaining service period adjusted for estimated forfeitures. The compensation cost the Company records for these options will be based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.

Amortization of deferred equity compensation, which represents stock-based employee compensation costs, was $8,687 for the year ended December 31, 2006, including $8,635 and $52 associated with restricted stock grants and option grants, respectively. In addition, accelerated amortization of deferred equity compensation related to severance costs of $4,344 was expensed in the year ended December 31, 2006. Amortization of deferred equity compensation was $13,440 and $10,373 for the years ended December 31, 2005 and 2004, respectively.

The following table illustrates the effect on net loss and basic and diluted loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all share-based employee compensation and recognized compensation costs in its financial statements during the years ended December 31, 2005 and December 31, 2004:

Year Ended December 31,	2005	2004
Net loss	$(93,615)	$(22,245)
Add: Total share-based employee compensation expense included in net loss	13,440	5,035
Deduct: Total share-based employee compensation expense determined under fair value based methods for all awards	(14,966)	(6,987)
Pro forma net loss	$(95,141)	$(24,197)
Basic and diluted loss per share—as reported	$(0.78)	$(0.22)
Basic and diluted loss per share—pro forma	$(0.79)	$(0.22)

(x) Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset.

Pursuant to FIN 47, the Company assessed the cost associated with its legal obligation to remediate asbestos in its properties and recognized the effect of applying FIN 47 as a change in accounting principle by recording the following in connection with the remediation of asbestos: i) a liability for the existing asset retirement obligation of $2,565, adjusted for accretion; ii) an asset retirement cost capitalized as an increase to building of $2,210; and iii) accumulated depreciation on the capitalized cost of $109. The associated accretion expense related to the asset retirement obligation of $355 and the associated depreciation expense related to the adjustment to building of $109 was recorded in the consolidation statement of operations. The accretion and depreciation expense was measured for the time period from the date the liability would have been recognized had the provisions of FIN 47 been in effect when the liability was incurred through December 31, 2005.

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations:

	2006
Asset retirement obligations, beginning of year	$2,565
Property acquisitions	635
Property dispositions	(213)
Accretion expense	216
Asset retirement obligations, end of year	$3,203

(y) Hurricane Damage

The Company follows FIN No. 30, "Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, an interpretation of APB Opinion No. 29" (FIN 30), which clarifies the accounting for involuntary conversions of nonmonetary assets (such as property or equipment) to monetary assets (such as insurance proceeds). FIN 30 states that involuntary conversions of nonmonetary assets to monetary assets are monetary transactions for which gain or loss shall be recognized even though the Company reinvests or is obligated to reinvest the monetary assets in replacement nonmonetary assets.

When one of the Company's fully-insured properties located in Chalmette, Louisiana suffered substantial damage from Hurricane Katrina, an involuntary conversion of this nonmonetary asset (property) to a monetary asset (insurance proceeds) occurred. Based on estimates of the damage, the Company recorded a property write-down of $949 during the year ended December 31, 2005. Since the property was fully-insured, the Company recorded the recovery to be received from insurance proceeds of $949 to fully offset the property write-down. In 2006, the Company received insurance proceeds of $2,877 related to this claim. The amount in excess of our property basis and business interruption claims totaled $1,639 and was recorded as a gain in the consolidated statement of operations during the year ended December 31, 2006.

Other properties in the Company's portfolio sustained damage from hurricanes in 2005. However, the damage was below the insurance deductibles assigned to each respective property. The aggregate damage sustained on these properties of $1,687 during the year ended December 31, 2005 is included in discontinued operations on the consolidated statements of operations.

No properties suffered substantial damage from hurricanes in the year ended December 31, 2006.

(z) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the 67 first quarter of fiscal 2008. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006.

We adopted SAB No. 108 during the quarter ended December 31, 2006. Prior to adopting SAB No. 108, our approach to quantifying misstatements only considered the amount of errors originating in the current year consolidated statement of operations. Thus the effects of correcting the portion of the consolidated balance sheet misstatement that originated in prior years were not considered. Upon adopting SAB No. 108, we changed our approach to quantifying the effects of misstatements to include an analysis of the impact on the current year consolidated statement of operations for the cumulative balance of any known errors, regardless of when they originated. When we applied this approach to quantifying the effects of misstatements to our 2006 consolidated financial statements, we identified two errors that were not material to our consolidated statements of operations in any prior quarter or annual period; however, the cumulative error would have been material to correct in the current period. Since the errors were not material to any prior consolidated statement of operations, we were not required to restate prior year financial statements. The first error related to the accrual of a property operating expense which the Company had not previously accrued for. The second error related to overstated deferred costs resulting from separately accounting for the gross cash inflows and outflows which originated from a lease modification in which the Company should have capitalized the net cash outflow. The consolidated financial statements were corrected with an adjustment of $2,101 to the beginning balance of retained earnings at January 1, 2006.

(3) ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2006 and 2005, the Company acquired 156 and 286 properties and leasehold interests, respectively. In addition, the Company purchased 11 and 33 parcels of land designated as land held for development during the years ended December 31, 2006 and 2005, respectively. The following table presents the allocation of the net assets acquired and liabilities assumed during the years ended December 31, 2006 and 2005:

Year Ended December 31,	**2006**	2005
Real estate investments, at cost:		
Land	**$ 27,099**	$110,175
Land held for development	**4,451**	27,504
Buildings	**130,299**	531,512
Equipment and fixtures	**21,344**	87,372
Initial tenant improvements	**3,715**	46,799
Leasehold interests, net	**(578)**	(3,492)
	186,330	799,870
Intangibles and other assets:		
In-place leases	**8,561**	93,940
Customer relationships	**—**	36,400
Above-market lease assets	**518**	3,043
Below-market lease liabilities	**(796)**	(15,310)
Other assets	**75**	1,850
	8,358	119,923
Total assets	**194,688**	919,793
Mortgage notes assumed, at fair value	**—**	(78,645)
Other liabilities assumed	**(1,899)**	(492)
Minority interest	**—**	(2,367)
Cash paid	**$192,789**	$838,289

The following table presents information regarding property and leasehold interests acquired during the years ended December 31, 2006 and 2005:

Property/Seller	Date	Number of Buildings (1)	Purchase Price (2)
Washington Mutual Bank	**Feb. 2006**	**1**	**$ 1,738**
National City	**March 2006**	**16**	**35,241**
Hinsdale	**March 2006**	**1**	**5,383**
Dripping Springs—Franklin Bank	**April 2006**	**1**	**3,039**
Meadowmont—Wachovia Securities	**June 2006**	**2**	**3,443**
Western Sierra	**June 2006**	**8**	**14,136**
Regions repurchase	**July 2006**	**3**	**1,900**
Amsouth Bank Formulated Price Contracts	**August 2006**	**7**	**3,512**
First Charter Bank	**August 2006**	**1**	**635**
Sterling Bank	**Dec. 2006**	**16**	**28,806**
Bank of America Formulated Price Contracts	**Various**	**20**	**5,136**
Wachovia Bank Formulated Price Contracts	**Various**	**80**	**91,719(3)**
Total 2006		**156**	**$ 194,688**
Koll Development Company, LLC	Jan. 2005	3	89,224
National City Bank Building	Jan. 2005	1	9,506
Bank of America—West	Mar. 2005	1	24,033
One Montgomery Street	April 2005	1	37,346
801 Market Street	April 2005	1	68,078
Bank of Oklahoma	May 2005	1	20,328
First Charter Bank	May 2005	1	558
Regions Bank	June 2005	111	111,645
Charter One Bank	Various	35	40,714
Household	July 2005	1	24,660
Fireman's Fund Insurance Company	Aug. 2005	1	283,653
One Citizens Plaza	Oct. 2005	1	60,082
One Colonial Plaza	Nov. 2005	1	25,267
Bank of America Formulated Price Contracts	Various	26	16,047
Wachovia Bank Formulated Price Contracts	Various	101	108,172(3)
Land	Various	—	480
Total 2005		286	$ 919,793

(1) Includes the assumption of leasehold interests and parking facilities.

(2) Includes all acquisition costs and the value of acquired intangible assets and assumed liabilities. Excludes non-real estate assets acquired.

(3) Includes amount paid for land parcels.

The following table presents information regarding other property dispositions including land parcels and leasehold interests, completed during the years ended December 31, 2006, 2005 and 2004:

	Number of Buildings and Land Parcels(1)	Sale Proceeds, Net	Gain(2)
Total 2006	**154**	**$1,421,501**	**$239,599**
Total 2005	143	124,643	21,790
Total 2004	57	185,898	11,488

(1) Includes the sale of 15 parcels of land and 11 leasehold interest terminations during the year ended December 31, 2006, the sale of five parcels of land and eight leasehold interest terminations during the year ended December 31, 2005, and the sale of two parcels of land and seven leasehold terminations during the year ended December 31, 2004.

(2) Net of minority ownership interest.

(4) INDEBTEDNESS

The Company had several types of financings in place as of December 31, 2006 and 2005, which include mortgage notes payable, a secured credit facility, convertible senior notes, and an unsecured credit facility. The weighted average effective interest rate on these borrowings was 6.2%, 5.8% and 5.0% for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value of these borrowings, calculated by comparing the outstanding debt to debt with similar terms at current interest rates, was $2,380,245 and $3,289,984 as of December 31, 2006 and 2005, respectively, compared to recorded balances of $2,437,533 and $3,318,684.

The Company's secured and unsecured financing agreements contain various financial and non-financial covenants that are customarily found in these types of agreements. As of December 31, 2006, no event of default conditions existed under any of the Company's secured or unsecured financings.

The Company's mortgage notes payable typically require that specified loan-to-value and debt service coverage ratios be maintained with respect to the financed properties before the Company can exercise certain rights under the loan agreements relating to such properties. If the specified criteria are not satisfied, in addition to other conditions that the Company may have to observe, the Company's ability to release properties from the financing may be restricted and the lender may be able to "trap" portfolio cash flow until the required ratios are met on an ongoing basis. As of December 31, 2006, the Company was out of debt service coverage compliance under two of its mortgage note financings; although such non-compliance does not, and will not, constitute an event of default under the applicable loan agreement.

The Company's secured credit facility permits the lender to require partial repayment of a property advance if such advance remains outstanding for more than 12 months, and full repayment if such advance remains outstanding for more than 18 months. In addition, the facility agreement permits the lender to require mandatory repayments to the extent necessary to reduce outstanding facility advances to current market levels following adverse changes in commercial loan underwriting conditions. No such payments were required during this period.

The Company's unsecured credit facility contains customary financial covenants, including a minimum debt service coverage ratio for the Company of 1.2 to 1.0. This facility also includes maximum levels of i) indebtedness as a percentage of the Company's total assets of 70%, ii) secured recourse debt as a percentage of the Company's total assets of 5%, iii) investment in any non-wholly owned entity as a percentage of the Company's total assets of 20% and iv) investment in any mortgages, notes, accounts receivable, or notes receivable as a percentage of the Company's total assets of 15%.

(a) Mortgage Notes Payable

The following is a summary of mortgage notes payable as of December 31, 2006 and 2005:

	Encumbered Properties	Balance	Interest Rates	Maturity Dates
Fixed-rate mortgages	**644**	**$1,755,858**	**4.5% to 8.8%**	**Oct. 2007 to Dec. 2023**
Variable-rate mortgages	**9**	**21,301**	**6.8% to 7.4%**	**Jan. 2007 to Nov. 2023**
Total mortgage notes payable	**653**	**1,777,159**		
Unamortized debt premiums and discounts		**1,422**		
Mortgage notes payable related to assets held for sale	**4**	**(221,268)**		
Balance, December 31, 2006		**$1,557,313**		
Fixed-rate mortgages	699	$2,553,118	4.1% to 8.8%	May 2006 to June 2024
Variable-rate mortgages	11	145,087	5.7% to 6.3%	June 2006 to Nov. 2023
Total mortgage notes payable	710	2,698,205		
Unamortized debt premiums and discounts		3,080		
Mortgage notes payable related to assets held for sale	5	(233,689)		
Balance, December 31, 2005		$2,467,596		

Certain of our mortgage notes payable related to assets held for sale contain provisions that require us to compensate the lender for the early repayment of the loan. These charges will be separately classified in the statement of operation as yield maintenance fees within discontinued operations.

In June, July, September and December 2006, we completed four separate in-substance defeasance transactions on a total of $31,344 of debt secured by several properties that were part of our Bank of America portfolio acquired in 2003. We defeased these properties in order to unencumber them prior to their disposal. In connection with these defeasances, we purchased Treasury securities sufficient to satisfy the scheduled interest and principal payments contractually due under the respective loan agreements. The cash flow from these securities has interest and maturities that coincide with the scheduled debt service payments of the mortgage notes and ultimate payment of principal. The Treasury securities were then substituted for the properties that originally served as collateral for the loan. These securities were placed into a collateral account for the sole purpose of funding the principal and interest payments when due. The indebtedness remains on our consolidated balance sheet as it was not an extinguishment of the debt and the securities are recorded as Pledged treasury securities, net of unamortized discount.

In April and December 2006, we completed two legal defeasance transactions related to the sale of our 123 S. Broad St. Unit I Condominium and the State Street Financial Center, respectively. We defeased these properties in order to unencumber them from their debt of $34,971 and $489,961, respectively, prior to their disposal. As a result of these transactions, the Company was legally released from its obligations under the notes. Accordingly, the Company accounted for these transactions as a sale of real estate assets and extinguishment of the related debt in accordance with the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

Principal payments due on the mortgage notes payable as of December 31, 2006 are as follows:

2007	$ 97,866
2008	32,354
2009	85,669
2010	47,570
2011	210,515
2012 and thereafter	1,303,185
Total	$1,777,159

(b) Secured Credit Facility

The Company entered into a $300,000 secured credit facility in July 2003. During the year ended December 31, 2004, the Company negotiated a temporary increase in the maximum amount available under this facility from $300,000 to $400,000, which expired in March 31, 2005, to accommodate the acquisition of the Bank of America, N.A. portfolio purchased in October 2004. In September 2005, the Company executed a renewal of this credit facility, expanding the maximum available under the facility to $400,000, extending the term to October 2008 and paid a related financing fee of $3,740.

Advances under this facility must be repaid within 18 months of the date of the borrowing. Advances are made in the aggregate principal amount of up to 80% of the lesser of either (i) the maximum amount of subsequent debt financing that can be secured by the properties that the Company acquires with borrowings under this facility or (ii) the acquisition cost of such properties. This facility bears interest at a rate of LIBOR plus either (i) with respect to conduit properties, 1.75%, or (ii) with respect to credit tenant lease properties, an amount, ranging from 1.25% to 2.50%, based on the credit rating of the tenant(s) in the property being financed by the proceeds of the specific advance. From February 1, 2005 to March 3, 2005, the interest rate on this facility was temporarily reduced to LIBOR in anticipation of the repayment of the then outstanding advances with the proceeds of a long-term financing secured by properties in the portfolio purchased from Bank of America, N.A. in October 2004.

As of December 31, 2006, the Company had $212,609 of advances outstanding under this facility, secured by 270 properties, with an interest rate of LIBOR plus 1.75% (7.10% at December 31, 2006). As of December 31, 2005, the Company had $171,265 of advances outstanding under this facility, secured by 184 properties, with an interest rate of LIBOR plus 1.75% (6.11% at December 31, 2005).

(c) Convertible Senior Notes

During the year ended December 31, 2004, the Company completed, through a private offering, the issuance of $450,000 of convertible senior notes and received proceeds of $434,030, net of discount and financing costs. The convertible senior notes are senior unsecured obligations, mature on July 9, 2024 and bear interest at a rate of 4.375%.

The Company cannot redeem the convertible notes before July 20, 2009. All or a portion of the notes can be redeemed by the Company at any time after July 20, 2009 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. The note holders may require the Company to repurchase all or a portion of their respective notes on July 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. The note holders are entitled to convert the notes into common shares prior to their maturity date if, among other circumstances, the closing sale price of the Company's common shares for at least 20 trading days in a period of 30 consecutive trading days (ending on the last day of the fiscal quarter preceding the quarter in which the conversion occurs) is more than 120% of the applicable conversion price on the 30th trading day. As of the initial closing of the offering of the notes on July 9,

2004, the initial conversion price per share was $17.84, which is subject to adjustment upon certain events, including, but not limited to, the issuance to all holders of common shares of (i) additional common shares as a dividend, (ii) certain rights, warrants or options entitling them to subscribe for, or purchase common shares, or (iii) cash dividends or cash distributions exceeding $0.25 per quarter. As a result of the Company declaring dividends exceeding $0.25, the conversion price per share was adjusted immediately after each record date. As of December 31, 2006 and 2005, the conversion price per share was $17.65 and $17.74, respectively. On December 16, 2006, the Company declared a dividend of $0.19, which did not trigger an adjustment to the conversion price per share.

In October 2004, the Emerging Issues Task Force of the FASB ratified Issue No. 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effects on Diluted Earnings per Share" (EITF Issue No. 04-8). EITF Issue No. 04-8 requires the inclusion of convertible shares for contingently convertible debt in the calculation of diluted earnings per share using the if-converted method, regardless of whether the contingency has been met. In response to EITF Issue No. 04-8, the Company entered into a Second Supplemental Indenture to the Indenture for the convertible senior notes pursuant to which it irrevocably elected to satisfy the conversion obligation with respect to the principal amount of any notes surrendered for conversion with cash. As a result of this election, EITF Issue No. 04-8 requires the Company to include in its calculation of fully diluted earnings per share only those common shares issuable in satisfaction of the aggregate conversion obligation in excess of the aggregate principal amount of notes outstanding. The inclusion of any such shares would cause a reduction in the Company's fully diluted earnings per share for any periods in which such shares are included. Volatility in the Company's share price could cause such common shares to be included in the Company's fully diluted earnings per share calculation in one quarter and not in a subsequent quarter, thereby increasing the volatility of the Company's fully diluted earnings per share. As a result of applying EITF Issue No. 04-8, no shares have been included in the calculation of earnings per share.

(d) Unsecured Credit Facility

The Company maintains a $60,000 unsecured credit facility for general corporate purposes, established in September 2004. This facility bears interest at different rates depending upon the Company's designation at the time of borrowing of the advance as a Eurodollar Rate Loan or a Base Rate Loan. If the Company designates the advance as a Eurodollar Rate Loan then the advance bears interest at LIBOR plus 2.0%. If the Company designates the advance as a Base Rate Loan then the advance bears interest at the greater of (i) the Prime Rate plus 1.0%, or (ii) the Federal Funds Rate plus 1.5%. In May 2006, the Company executed an extension of this facility for a period of one year, beginning on September 30, 2006. The terms of this renewal will reduce the current spread on Eurodollar Rate Loans from LIBOR plus 2.0% to LIBOR plus 1.7% and increase the letter of credit fee amount from 0.8% to 1.7%. These changes became effective at the start of the one-year renewal period on September 30, 2006.

The unsecured credit facility maintains a $60,000 sub-limit for letters of credit. In June 2006, the facility was amended to permit cash collateralized letters of credit in excess of this sub-limit. As a result, at December 31, 2006, the Company had $68,205 of letters of credit outstanding consisting of $59,049 of unsecured letters of credit and $9,156 of cash collateralized letters of credit. There were no advances under this facility as of December 31, 2006. At December 31, 2005, the Company had $56,353 of unsecured letters of credit outstanding and no advances under this facility. These letters of credit are primarily used to secure payments under leasehold interests and are issued to utility companies in lieu of a cash security deposits to establish service.

(5) DERIVATIVE INSTRUMENTS AND OTHER FINANCING ARRANGEMENTS

The Company enters into derivative agreements to hedge the variability of cash flows related to forecasted interest payments associated with obtaining certain financings in order to fix interest rates and maintain expected returns. The Company incurs a loss on derivative agreements, if interest rates decline, or a gain if interest rates rise, during the period between the derivative inception date and derivative settlement date. These gains and losses have been recorded in other comprehensive income, as these derivatives were highly effective.

In March 2004, the Company entered into an agreement designed to straightline the variability of cash payments relating to the rents received under certain leases in the Pitney Bowes-Wachovia portfolio. This agreement ends in August 2010, coterminous with the end of the leases. The monies received and paid related to this agreement are recorded in deferred revenue on the consolidated balance sheet. As of December 31, 2006 and 2005, the Company had a liability of $3,760 and $3,569, respectively, related to this agreement.

In July 2004, the Company entered into a forward treasury lock agreement with an aggregate notional amount of $131,000. These derivatives were designated as a hedge of the variability of cash flows related to forecasted interest payments associated with the financing of a $133,900 mortgage note payable secured by 215 Fremont Street. In July 2004, the Company incurred a loss of approximately $1,436 when the treasury lock agreement was terminated in connection with the closing of the related mortgage note payable. This loss was recorded in other accumulated comprehensive income and was reclassified to earnings ratably over the term of the related debt. On April 11, 2006, the Company extinguished this debt in connection with the sale of the building and reclassified the then remaining balance of into interest expense.

In December 2004, the Company sold a 30% minority interest in State Street Financial Center. In connection with the sale, the Company agreed to cap the minority interest purchaser's maximum interest rate at 4.28% as it relates to the portion of the $50,000 of mezzanine debt assumed by the minority interest purchaser for a five-year period. Therefore, all interest expense over 4.28% became the Company's responsibility. The Company determined the initial fair value of this interest rate cap liability to be $1,150 and recorded it as a reduction of the gain recognized as a result of the minority interest disposition. In June 2005, the Company purchased an interest rate cap for $1,060 to effectively hedge the risk associated with the cap the Company had provided to the minority interest purchaser. In advance of the sale of State Street Financial Center, the Company extinguished the mezzanine debt in December 2006 and wrote-off its remaining liability of $1,076 associated with the interest rate cap liability which was recorded within discontinued operations. The Company also closed out its purchased interest rate cap position and received proceeds of $1,076, the market value of the cap on that date.

In June 2005, the Company entered into a forward-starting interest rate swap with an aggregate notional amount of $175,000. This derivative was designated as a hedge of the variability of cash flows relating to forecasted interest payments associated with the $190,000 of financing for the acquisition of an office complex leased by Fireman's Fund Insurance Company, which was completed in August 2005. The Company terminated the swap upon the completion of the acquisition and related financing and received $4,771 from the counterparty from the net cash settlement of the derivative position in August 2005, due to the increase in market rates since the derivative inception date in June 2005. This amount was recorded in accumulated other comprehensive income (loss) and is being reclassified as a reduction to interest expense over the term of the mortgage payable.

During the years ended December 31, 2006, 2005 and 2004, the Company reclassified approximately $2,331, $2,773 and $1,625 of accumulated other comprehensive income (loss) to interest expense, respectively. These amounts are included in the consolidated statements of shareholders' equity and comprehensive income (loss) as a component of the reclassification adjustment for losses reclassified into operations. Over the next 12 months, the Company expects to reclassify $839 to interest expense as the underlying hedged items affect earnings, such as when the forecasted interest payments occur.

(6) SHAREHOLDERS' EQUITY

On May 9, 2005, the Company closed an underwritten public offering of 16,750,000 common shares of beneficial interest and granted the underwriters in the offering the right to purchase up to 2,512,500 additional common shares to cover any over-allotments. The aggregate net proceeds from this offering (after underwriting discounts and commissions and other offering costs) were approximately $242,841. The Company used the aggregate net proceeds to acquire additional properties, as described in the prospectus relating to the offering and other properties identified after the offering.

(7) EMPLOYEE BENEFITS

401(k) Plan

The Company has established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code (IRC). The 401(k) plan allows eligible employees, as defined within the plan, to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. The Company matches each eligible employees' annual contributions, within prescribed limits, in an amount equal to 100% of the first 3% of employees' salary reduction contributions plus 50% of the next 2% of employees' salary reduction contributions. Matching contributions of the Company vest immediately. The expense associated with the Company's matching contribution was $420, $300 and $191 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included within general and administrative expenses in the accompanying consolidated statements of operations.

Supplemental Executive Retirement Plan

The Company has established a non-qualified Supplemental Executive Retirement Plan (SERP) in which the Company's former President, Chief Executive Officer and Vice Chairman of the board of trustees is a participant. The benefit payable under the SERP is based on a specified percentage of each participant's average annual compensation, as defined within the plan, while employed with the Company. Participants may begin to receive SERP payments once they have attained the later of age 60 or retirement. Benefits paid under the SERP are for life with 10 years of guaranteed payments and terminate upon the participant's death. The Company estimated the expected aggregate payout under the SERP based on life expectancy, calculated the present value of the expected aggregate payout using a discount rate of 6.5% and estimated the amount necessary to fund the SERP over the initial five years, after which it was assumed that interest income would accumulate to fund the remaining payout. The expense associated with the SERP obligation over each of the first five years was determined using an effective interest rate method. The SERP expense was $165, $292 and $307 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included within general and administrative expenses in the accompanying consolidated statements of operations.

On August 16, 2006, the Company entered into a Separation Agreement with Mr. Schorsch, the SERP's sole participant. Under the terms of the separation, the Company fully and completely satisfied its obligation under the SERP by agreeing to pay the participant an aggregate amount of $1,485 on the six-month anniversary of the separation. This expense is included within repositioning costs for the year ended December 31, 2006. The Company paid this obligation to the former executive in February 2007.

(8) 2002 EQUITY INCENTIVE PLAN

The Company established the 2002 Equity Incentive Plan (Incentive Plan) that authorized the issuance of up to 3,125,000 options to purchase common shares and 1,500,000 restricted shares. The Incentive Plan was amended in 2003 to allow for the issuance of an aggregate of 11,375,000 common shares and common share equivalents. The terms and conditions of the option awards are determined by the board of trustees. Options are granted at the fair market value of the shares on the date of grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date.

The following table summarizes option activity for the Company for the period from January 1, 2004 to December 31, 2006:

	Number of Shares Issuable Upon Exercise	Weighted Average Exercise Price	Aggregate Exercise Price	Grant Price Range	
				From	To
Balance, January 1, 2004	2,992,063	$10.29	$30,795	$10.00	$14.98
Options exercised	(23,437)	10.00	(234)	10.00	10.00
Options cancelled	(748,946)	10.08	(7,552)	10.00	11.65
Balance, December 31, 2004	2,219,680	10.37	23,009	10.00	14.98
Options exercised	(186,524)	10.00	(1,865)	10.00	10.00
Balance, December 31, 2005	2,033,156	10.40	21,144	10.00	14.98
Options exercised	**(118,515)**	**10.00**	**(1,185)**	**10.00**	**10.00**
Options cancelled	**(37,423)**	**14.04**	**(525)**	**10.00**	**14.98**
Balance, December 31, 2006	**1,877,218**	**$10.35**	**$19,434**	**$10.00**	**$14.98**

The following table summarizes stock options outstanding as of December 31, 2006:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 to $11.65	1,693,406	5.7 years	$10.07	1,693,406	$10.07
$12.10 to $14.98	183,812	6.4 years	$12.98	180,124	$12.73

The weighted average fair value of each option granted ranges from $0.19 to $0.33 and was estimated on the grant date using the Black-Scholes options pricing model using the following assumptions:

Expected life (in years)	5
Risk-free interest rate	3.25% to 4.21%
Volatility	10.00%
Dividend yield	7.50%

These assumptions, determined upon issuance of such stock options, were utilized in the calculation of the compensation expense. This expense is the result of vesting of previously granted stock option awards. No stock options were granted during the years ended December 31, 2006, 2005 and 2004.

The intrinsic value of both options outstanding and options exercisable at December 31, 2006 was $2,338 and $2,338, respectively. Intrinsic value represents the difference between the Company's closing stock price on the last trading day of the period, which was $11.44 as of December 29, 2006, and the exercise price multiplied by the number of options outstanding. The total intrinsic value of options exercised was $237 and $1,007 for the twelve months ended December 31, 2006 and 2005, respectively. As of December 30, 2006, the Company had approximately $4 of unrecognized compensation costs related to options outstanding. The Company expects to recognize these costs over a weighted average period of 6 months.

The following table summarizes restricted stock grant activity for the nine months ended December 31, 2006:

	Number of Restricted Stock Grants Outstanding	Weighted Average Grant Date Fair Value
Balance, December 31, 2005	1,009,205	$15.16
Granted	**1,065,430**	**11.57**
Vested	**(908,036)**	**14.46**
Forfeited	**(159,117)**	**14.06**
Balance, December 31, 2006	**1,007,482**	**$12.17**

During the years ended December 31, 2006, 2005 and 2004, compensation expense related to restricted stock grants was $8,687, $10,411 and $9,078, respectively. In addition, pursuant to the severance agreements of certain senior officers the Company incurred charges of $4,344, $3,029 and $1,195 during the years ended December 31, 2006, 2005 and 2004, respectively, related to the accelerated vesting of restricted stock grants and the issuance of other equity instruments. The following table summarizes restricted share grant activity for the years ended December 31, 2006, 2005 and 2004:

Date of Grant	Shares Granted	Share Price at Grant Date	Vesting Period(1)
January 1, 2004	149,000	$16.95	3 years
January 2, 2004	442,730	16.95	4 years
March 31, 2004	27,500	16.95	3 years
June 6, 2004	12,229	14.31	4 years
January 4, 2005	520,516	15.80	4 years
April 15, 2005	16,700	15.22	4 years
April 27, 2005	16,000	15.30	4 years
May 24, 2005	19,481	15.50	3 years
June 15, 2005	11,249	15.88	3 years
October 17, 2005	6,000	13.59	3 years
January 1, 2006	539,326	11.97	4 years
March 31, 2006	6,000	11.65	3 years
June 1, 2006	20,104	9.95	3 years
August 16, 2006	500,000	11.21	3 years
	2,286,835		

(1) Restricted stock vests 33% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a three-year vesting period. Restricted stock vests 25% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a four-year vesting period.

In May 2003, the Company's board of trustees approved the 2003 Outperformance Plan (OPP). The OPP is performance-based, utilizing total return to shareholders as the measurement criteria. Rewards under the OPP consist of annual cash awards and a three-year restricted share award. Award amounts determined under the OPP represent a percentage of the value created for shareholders in excess of established performance thresholds. The OPP is a three-year plan with an effective date of January 1, 2003. The aggregate amount of the award was determined at the end of the three-year term on January 1, 2006 to be $2,014 for the cash component and $0 for the contingent restricted stock component. The Company measured and recorded compensation expense over the service period in accordance with the provisions of APB No. 25 and FIN 28 based upon an interim estimate of the reward. No expense related to the OPP was recorded during year ended December 31, 2005. Under variable plan accounting treatment, during the year ended December 31, 2004, the Company reversed the expense related to the contingent restricted share component of the OPP of $5,238, which was recorded in the year ended December 31, 2003.

The Company adopted the 2006 Long-Term Incentive Plan (LTIP) effective January 1, 2006, which succeeds the 2003 Outperformance Plan. The LTIP is a long-term, performance-based plan, using the growth in funds from operations (FFO), as defined by the National Association of Real Estate Investment Trusts, after adding back impairments recognized on properties. Under the LTIP, an aggregate of 4,800,000 common shares may be issued to senior executives under our 2002 Equity Incentive Plan. As of December 31, 2006, 1,440,000 target units were allocated to LTIP participants.

Upon the achievement of certain FFO thresholds, as defined under the LTIP, and upon the occurrence of certain other events as more fully set forth in the LTIP, target units are earned and converted into restricted shares, subject to certain vesting criteria. Vested restricted shares are not transferred to the participant until the end of the LTIP, or December 31, 2012. The Company makes certain estimates as it relates to the probability of reaching the required FFO thresholds and records an accrual based on this assessment. As of December 31 2006, no accrual was recorded.

In July 2006, the Company entered into an agreement with a third-party advisor to assist the Company with bank use real estate acquisition sourcing activities. In connection with entering into this agreement, the Company issued the advisor an unvested warrant to purchase 100,000 common shares of beneficial interest. While the agreement is still in effect, on each of first, second, third and fourth anniversary of this sourcing agreement, the Company will grant the advisor additional unvested warrants to purchase 100,000 common shares of beneficial interest. The purchase price of each warrant is equal to the closing common share price of the Company on the date of the respective grant. The advisor will earn, or vest in, each warrant if they successfully source acquisition transactions, as defined within the agreement, equal to $100,000. The right to vest in each warrant is cumulative; however, no warrant will be issued in advance of an anniversary date. The advisor must source and the Company must close transactions equal to $500,000 to vest all of the warrants. The Company will recognize the cost of the issued warrants, based on the fair value of the warrants on the date the performance condition is met, during the period in which the performance condition is met and capitalize this cost as a component of the acquired real estate.

(9) NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominator of the basic and diluted net income (loss) per share computations for the years ended December 31, 2006, 2005 and 2004:

	Basic and Diluted		
Year Ended December 31,	**2006**	2005	2004
Loss from continuing operations	$ **(132,578)**	$(84,060)	$(46,476)
Less: Dividends on unvested restricted share awards	**1,034**	1,396	1,799
Loss from continuing operations	$ **(133,612)**	$(85,456)	$(48,275)
Income from discontinued operations	$ **111,980**	$ (9,555)	$ 24,231
Weighted average common shares and common share equivalents outstanding	**128,644,625**	121,171,897	108,117,197
Loss per share from continuing operations	**$(1.04)**	$(0.71)	$(0.45)
Income per share from discontinued operations	**$ 0.87**	$(0.07)	$ 0.23

Diluted income (loss) per share assumes the conversion of all common share equivalents into an equivalent number of common shares, if the effect is not dilutive. The following share options and unvested restricted shares, both computed under the treasury stock method, and the weighted average Operating Partnership units were excluded from the diluted loss per share computations as their effect would have been antidilutive for the years ended December 31, 2006, 2005 and 2004:

Year Ended December 31,	**2006**	2005	2004
Share options	**191,267**	574,296	711,557
Unvested restricted shares(1)	**228,480**	500,859	741,932
Operating Partnership units	**3,160,026**	3,408,526	5,234,776
Total shares excluded from diluted loss per share	**3,579,773**	4,483,681	6,688,265

(1) Includes shares that are contingently issuable under the OPP during the year ended December 31, 2005.

(10) ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table reflects components of accumulated other comprehensive loss for the years ended December 31, 2006, 2005 and 2004:

	Unrealized Gains (Losses) on Available for Sale Securities	Interest Rate Hedges on Mortgage Notes Payable	Accumulated Other Comprehensive Loss
Balance, December 31, 2003	$(344)	$(13,876)	$(14,220)
Change during year	(438)	(1,436)	(1,874)
Reclassification adjustments into statements of operations	409	1,625	2,034
Minority interest	(18)	(210)	(228)
Balance, December 31, 2004	$(391)	$(13,897)	$(14,288)
Change during year	(126)	4,771	4,645
Reclassification adjustments into statements of operations	530	2,773	3,303
Minority interest	(13)	(268)	(281)
Balance, December 31, 2005	$ —	$ (6,621)	$ (6,621)
Reclassification adjustments into statements of operations	—	**2,331**	**2,331**
Minority interest	—	**(108)**	**(108)**
Balance, December 31, 2006	**$ —**	**$ (4,398)**	**$ (4,398)**

(11) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), and separately classifies properties held for sale in the consolidated balance sheets and consolidated statements of operations. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, in accordance with SFAS No. 144, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. Properties classified as held for sale as of December 31, 2006 are classified as such in the consolidated statement of operations for all periods presented for purposes of comparability.

During the year ended December 31, 2006, the Company sold 128 properties in separate transactions for net sales proceeds of $1,413,247. The sales transactions resulted in a net gain of approximately $237,556, after minority interest of $74,046 for the year ended December 31, 2006, which was reported in discontinued operations.

During the year ended December 31, 2005, the Company sold 82 properties, in separate transactions, and 48 properties in bulk transactions, for net sales proceeds of $120,778. The sales transactions resulted in a net gain of approximately $20,194, after minority interest of $562 for the year ended December 31, 2005, which was reported in discontinued operations.

During the year ended December 31, 2004, the Company sold 48 properties and a 30% interest in one property, in separate transactions for net sales proceeds of $244,096. The sales transactions resulted in a net gain of approximately $28,543, after minority interest of $934. An income tax provision was not required for the year ended December 31, 2004 because the gains realized were offset by other net losses of the taxable REIT subsidiary, which was reported in discontinued operations.

In accordance with the provisions of SFAS No. 144, the Company had classified 237 and 52 properties as held for sale as of December 31, 2006 and 2005, respectively. The following table summarizes information for these properties:

December 31,	**2006**	2005
Assets held for sale:		
Real estate investments, at cost:		
Land	**$ 84,226**	$ 45,694
Buildings	**388,228**	234,195
Equipment and fixtures	**68,760**	37,693
Total real estate investments, at cost	**541,214**	317,582
Less accumulated depreciation	**(41,181)**	(22,004)
	500,033	295,578
Intangible assets, net	**76,600**	35,929
Other assets, net	**18,148**	9,831
Total assets held for sale	**594,781**	341,338
Liabilities related to assets held for sale:		
Mortgage notes payable	**221,268**	233,689
Accrued expenses	**14,519**	6,320
Below-market lease liabilities, net	**6,413**	177
Deferred revenue	**5,191**	3,459
Tenant security deposits	**407**	20
Total liabilities related to assets held for sale	**247,798**	243,665
Net assets held for sale	**$346,983**	$ 97,673

The following operating results of the properties held for sale as of December 31, 2006, 2005 and 2004 and the properties sold during the years ended December 31, 2006, 2005 and 2004 are included in discontinued operations for all periods presented:

Year Ended December 31,	**2006**	2005	2004
Operating results:			
Revenues	**$162,350**	$182,408	$115,528
Operating expenses	**83,915**	95,152	53,929
Impairment loss	**57,438**	3,441	3,615
Interest expense	**53,769**	53,258	22,396
Depreciation	**48,252**	62,801	36,954
Loss from operations before minority interest	**(81,024)**	(32,244)	(1,366)
Minority interest	**1,850**	3,062	114
Loss from operations, net	**(79,174)**	(29,182)	(1,252)
Yield maintenance fees	**(61,966)**	(583)	(3,163)
Minority interest	**15,564**	16	103
Yield maintenance fees, net	**(46,402)**	(567)	(3,060)
Gain on disposals	**311,602**	20,756	29,477
Minority interest	**(74,046)**	(562)	(934)
Gain on disposals, net	**237,556**	20,194	28,543
Income (loss) from discontinued operations	**$111,980**	$ (9,555)	$ 24,231

Discontinued operations have not been segregated in the consolidated statements of cash flows.

(12) LEASING AGREEMENTS

The Company's properties are leased and subleased to tenants under operating leases with expiration dates extending to the year 2031. These leases generally contain rent increases and renewal options. Future minimum rental payments under noncancelable leases, excluding reimbursements for operating expenses, as of December 31, 2006 are as follows:

2007	$ 323,002
2008	317,018
2009	307,725
2010	291,962
2011	268,238
2012 and thereafter	1,842,319
Total	$3,350,264

As of December 31, 2006, the Company leased bank branches and office buildings from third parties with expiration dates extending to the year 2085 and has various ground leases with expiration dates extending through 2087. These lease obligations generally contain rent increases and renewal options.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$ 17,839
2008	17,764
2009	17,790
2010	17,555
2011	17,470
2012 and thereafter	182,624
Total	$271,042

(13) REPOSITIONING

On August 17, 2006, the Company announced the appointment of a new President and Chief Executive Officer as well as strategic and organizational initiatives designed to reposition the Company, reduce costs and improve performance. As a result of this initiative the Company incurred severance and stock compensation costs, leasehold termination costs and professional and fees as follows:

					As of December 31, 2006	
	Charges During The Year Ended December 31, 2006	Cash Payments	Amortization and Other Adjustments	Accrued Repositioning as of December 31, 2006	Total Costs & Adjustments to Date	Total Expected Costs & Adjustments
Cash severance	**$17,573**	**$(17,205)**	**$ —**	**$ 368**	**$17,573**	**$17,573**
Stock compensation	**4,344**	**—**	**(4,344)**	**—**	**4,344**	**4,344**
Lease termination costs	**2,675**	**(499)**	**(56)**	**2,120**	**2,675**	**2,675**
Professional and other fees	**6,390**	**(5,928)**	**(75)**	**387**	**6,390**	**6,390**
	$30,982	**$(23,632)**	**$(4,475)**	**$2,875**	**$30,982**	**$30,982**

(14) TRANSACTIONS WITH RELATED PARTIES

On October 31, 2005, the Company acquired the remaining 11% limited partnership minority interest in the entity that owns 123 South Broad Street property in Philadelphia, PA. The purchase price of the remaining 11% limited partnership minority interest of $3,034 was paid through the issuance of units in the Company's Operating Partnership. The parties to the contribution agreement included our founder and a trust controlled by his spouse. They owned 5.01% and 0.81% of the limited partnership interest, respectively, and received 135,962 and 21,982 limited partnership units in the Operating Partnership, respectively, for their interests.

Until August 2006, the Company leased space in two office buildings from real estate partnerships controlled by the Company's founder and his spouse. Total rent payments under these office leases were approximately $117, $165 and $156 for the years ended December 31, 2006, 2005 and 2004, respectively, and are included within marketing, general and administrative expenses in the accompanying consolidated statements of operations. On August 17, 2006 in connection with the separation of our founder, the Company terminated its leasehold obligations in both buildings for an aggregate amount of $407. These termination fees are included within repositioning costs for the year ended December 31, 2006.

A former officer of the Company owns a one-third interest in a leasing company that provided leasing services. Leasing commissions charged to expense related to these services were approximately $248, $241 and $261 for the years ended December 31, 2006, 2005 and 2004, respectively.

In January 2007, the Company entered into a lease agreement with a public company which employs a member of our board of trustees as one of its executive officers. Annual rent due under this lease is approximately $1,300 on an annualized basis over the five-year term. The Company believes it has negotiated the terms of this lease at arms-length.

(15) COMMITMENTS AND CONTINGENCIES

On June 25, 2004, the Company entered into an agreement to sublease from Charles Schwab and Co., Inc. (Schwab) approximately 288,000 square feet of vacant space in Harborside, a Class A office building in Jersey City, New Jersey, and to assume certain management functions over an additional approximately 306,000 square feet of space in the same building that is also leased to Schwab but has been subleased by Schwab to third-party tenants. In the event that any of the existing subtenants default on their leases (and the space thereafter becomes available), or any existing subtenants fail to renew their leases upon expiration, the Company has agreed to sublease this additional space from Schwab. All of the Company's subleases with Schwab will terminate in September 2017, the same date that Schwab's leases with the ultimate owner terminate. In exchange for the agreements described above, Schwab paid the Company a sublease management and standby subtenant fee of approximately $11,541. Additionally, Schwab will provide a rent credit against the Company's initial sublease obligations, payable through December 31, 2007, totaling approximately $40,028, including $27,820 of payments made through December 31, 2006. The sublease management fee and rent credit will be ratably recognized as income and a reduction to rent expense, respectively, over the terms of the agreements. As security for the Company's obligation under the sublease management, subtenant and standby subtenant agreements, the Company must provide Schwab with an irrevocable, standby letter of credit, which will increase concurrently with each rent credit and sublease management fee payment made by Schwab up to $51,569 and then will decrease over the term of the Company's obligation through September 2017. As of December 31, 2006, the standby letter of credit had a face amount of $39,361.

As of December 31, 2006, we had approximately $11,188 in pending acquisitions under outstanding notifications under formulated price contracts. Since formulated price agreements require the Company, with limited exceptions, to purchase all bank branches, subject to notification, that the counterparties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable. The Company is required to purchase properties at a formulated price typically based on the fair market value of the property as determined through an independent appraisal process, which values the property based on its highest and best use and its alternative use, and then applies a negotiated discount. Under these agreements, the Company is also required to assume the rights and obligations of the financial institution under leases pursuant to which the financial institution leases surplus bank branches. The Company assumes the obligations to pay rent under these leases. In exchange, the Company receives an amount typically equal to 25% to 35% of the future rental payments due under the leasehold interest acquired. Current agreements are renewable on an annual basis, and may be terminated upon 90 days prior written notice. The purchase of these properties or assumption of the leasehold interests is done on an "as-is" basis; however, the Company is not required to acquire properties with certain environmental or structural problems or with defects in title that render the property either unmarketable or uninsurable at regular rates or that materially reduce the value of the property or materially impair or restrict its contemplated use. If the Company subsequently discovers issues or problems related to the physical condition of a property, zoning, compliance with ordinances and regulations, or other significant problems, the Company typically has no recourse against the seller and the value of the property may be less than the amount paid for such property. Should the Company default on its purchase obligation, the Company would forfeit its initial deposit and any supplemental deposits made with the financial institution. In addition, with respect to the assumption of leasehold interests, the Company would be liable for any rental payments due under the leasehold interests. At December 31, 2006 and 2005, total deposits of $299 and $384, respectively, were held with financial institutions and included in prepaid expenses and other assets in the accompanying consolidated balance sheets. These deposits will be returned to the Company at the expiration date of the respective agreements.

The Company may be subject to claims or litigation in the ordinary course of business. When identified, these matters are usually referred to the Company's legal counsel or insurance carriers. In the opinion of management, at December 31, 2005, there are no outstanding claims against the Company that would have a material adverse effect on the Company's financial position or results of operations.

(16) SUMMARY QUARTERLY RESULTS (UNAUDITED)

The following is a summary of interim financial information as previously reported (in thousands, except per share data):

Year Ended December 31, 2006	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Total revenues	**$139,611**	**$141,679**	**$123,496**	**$108,939**
Net income (loss)	**(23,408)**	**13,457**	**(56,183)**	**45,536**
Income (loss) allocated to common shares	**(23,408)**	**13,457**	**(56,183)**	**45,536**
Basic and diluted income (loss) per share	**$(0.19)**	**$0.10**	**$(0.44)**	**$0.35**

Year Ended December 31, 2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenues	$124,764	$133,224	$146,572	$141,364
Net loss	(22,142)	(25,151)	(25,359)	(20,964)
Loss allocated to common shares	(22,142)	(25,151)	(25,359)	(20,964)
Basic and diluted loss per share	$(0.20)	$(0.21)	$(0.20)	$(0.17)


AFR

AMERICAN FINANCIAL
REALTY TRUST
610 Old York Road
Jenkintown, PA 19046

May 7, 2007

To our Shareholders:

On behalf of our board of trustees, I cordially invite you to attend our 2007 Annual Meeting of Shareholders. This meeting will be held at 101 Park Avenue, New York, New York, at the offices of Morgan Lewis & Bockius LLP on Wednesday, June 6, 2007 at 10:00 a.m., local time. During the meeting, we will discuss each item of business described in the accompanying Notice of Annual Meeting and Proxy Statement, update you on important developments in our business and respond to any questions that you may have about us.

Information about the matters to be acted upon at the meeting is contained in the accompanying Notice of Annual Meeting and Proxy Statement. Also enclosed with this Proxy Statement are your proxy card instructions for voting and the 2006 Annual Report to shareholders.

I would like to take this opportunity to remind you that your vote is very important. Please take a moment now to cast your vote in accordance with the instructions set forth on the enclosed proxy card. In addition, if you would like to attend the meeting in person, please see the admission instructions set forth in the Notice of Annual Meeting of Shareholders accompanying this letter and on the enclosed proxy card.

If you are not able to attend the meeting in person, you can also choose to listen to the meeting by webcast, which is explained on the opposite side of this letter.

I look forward to seeing you at the meeting.

Best regards,

Harold W Pote

Harold W. Pote
President and Chief Executive Officer

WEBCAST DIRECTIONS

You are cordially invited to listen to the American Financial Realty Trust 2007 Annual Meeting of Shareholders webcast live via the Internet on Wednesday, June 6, 2007, beginning at 10:00 a.m., local time. Using the webcast will enable you to hear the speakers on a synchronized basis. The webcast will not enable you to ask questions or to vote your shares.

The webcast may be accessed on our website at *http://www.afrt.com*. The event may be accessed by clicking on "Investors" at the top of the page, and following the Annual Meeting webcast link. Minimum requirements to listen to this broadcast online are: Windows Media® Player software, downloadable at *http://www.microsoft.com/windows/windowsmedia/download/default.asp*, and at least a 28K connection to the Internet.

To listen to the live webcast, please go to the website at least 30 minutes early to download and install any necessary software. If you plan to listen online, we suggest that you test your computer's access to Windows Media® Player by visiting the above URL one week prior to the meeting date.

If you are unable to listen online during the meeting, the event will be archived on the Company's website at the same address through July 6, 2007.


AFR

AMERICAN FINANCIAL
REALTY TRUST

610 Old York Road
Jenkintown, PA 19046

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held June 6, 2007

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Shareholders (the "Meeting") of American Financial Realty Trust, a Maryland real estate investment trust (the "Company"), will be held at 101 Park Avenue, New York, New York, at the offices of Morgan Lewis & Bockius LLP on Wednesday, June 6, 2007 at 10:00 a.m., local time, for the following purposes:

1. To elect eight trustees to hold office until the annual meeting of shareholders to be held in 2008; and
2. To transact such other business as may properly come before the Meeting.

The Board has fixed the close of business on April 5, 2007, as the record date for the Meeting. Only shareholders of record as of that date are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

An admission ticket, which is required for entry into the Meeting, is attached to the enclosed proxy card. If you plan to attend the Meeting, please vote your proxy but keep the admission ticket and bring it to the Meeting. If your shares are held in the name of a bank broker or other holder of record, you will need proof of ownership to attend the Meeting. A recent bank or brokerage account statement are examples of proof of ownership.

If you plan to attend the Meeting, registering in advance will expedite your entry into the Meeting. If you hold your Company shares directly in your name, you may pre-register by following the instructions for pre-registration on the enclosed proxy card. If you hold your Company shares through a broker or other nominee, you may send a request for pre-registration to: American Financial Realty Trust Annual Meeting Pre-Registration, American Financial Realty Trust, 610 Old York Road, Jenkintown, Pennsylvania 19046. Your request should include the following information:

- your name and complete mailing address;
- if you have appointed a proxy to attend the Meeting on your behalf, the name of that proxy; and
- a copy of a brokerage statement reflecting your share ownership as of the record date.

Attendees should allow enough time for security clearance at the lobby level of 101 Park Avenue. After security clearance attendees will be directed by security to the appropriate floor for the meeting where the attendee must show photo identification and either an admission ticket or proof of ownership as of the meeting record date. For more details or instructions about the Meeting, please contact investor relations at 215-887-2280, or ir@afrt.com.

PLEASE NOTE THAT, EVEN IF YOU REGISTER IN ADVANCE, VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR A COPY OF YOUR BROKERAGE STATEMENT WILL STILL BE REQUIRED FOR ADMISSION TO THE MEETING. ADDITIONALLY, ANY PROXY YOU APPOINT MUST ALSO PRESENT LEGALLY SUFFICIENT EVIDENCE OF THEIR APPOINTMENT IN ORDER TO GAIN ADMISSION TO THE MEETING.

In some instances, we may allow members of shareholders' immediate families to attend the Meeting. However, space at the Meeting is limited, so we reserve the right to restrict the number of attendees in our discretion.

The accompanying form of proxy is solicited by the Board. Reference is made to the attached Proxy Statement for further information with respect to the business to be transacted at the Meeting.

By Order of the Board,



Sonya A. Huffman
Secretary

Jenkintown, Pennsylvania
May 7, 2007

Please Complete and Return Your Signed Proxy Card

Please complete and promptly return the enclosed proxy card in the envelope provided. Doing so will not prevent you from voting in person at the Meeting, if you choose to do so. It will, however, help to assure that a quorum is present for the Meeting.

AMERICAN FINANCIAL REALTY TRUST
610 Old York Road
Jenkintown, PA 19046

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the board of trustees of American Financial Realty Trust (the "Board"), a Maryland real estate investment trust (the "Company"), for use at the Company's 2007 Annual Meeting of Shareholders (the "Meeting"), to be held at 101 Park Avenue, New York, New York, at the offices of Morgan Lewis & Bockius LLP on Wednesday, June 6, 2007 at 10:00 a.m., local time, and any adjournment or postponement thereof, for the purposes set forth in the foregoing notice and more fully discussed herein. This Proxy Statement, the foregoing notice and the enclosed proxy card are first being mailed to shareholders of the Company on or about May 7, 2007. Only shareholders of record at the close of business on April 5, 2007 (the "Record Date") shall be entitled to notice of, and to vote at, the Meeting.

General Information

The questions and answers set forth below provide general information regarding this Proxy Statement and the Meeting.

When are our Annual Report and this Proxy Statement first being sent to shareholders?

Our 2006 Annual Report and this Proxy Statement are being sent to shareholders beginning on or about May 7, 2007.

What will shareholders be voting on?

1. To elect eight trustees to hold office until the annual meeting of shareholders to be held in 2008; and

2. To transact such other business as may properly come before the Meeting.

Who is entitled to vote at the Meeting and how many votes do they have?

Common shareholders of record at the close of business on the Record Date may vote at the Meeting. Each share has one vote. There were 129,076,553 common shares outstanding on the Record Date.

How do I vote?

You must be present, or represented by proxy, at the Meeting in order to vote your shares. Since many of our shareholders are unable to attend the Meeting in person, we send proxy cards to all of our shareholders to enable them to vote.

What is a proxy?

A proxy is a person you appoint to vote on your behalf. If you complete and return the enclosed proxy card, your shares will be voted by the proxies identified on the proxy card.

By completing and returning this proxy card, who am I designating as my proxy?

You will be designating Harold W. Pote, our President and Chief Executive Officer, and Edward J. Matey Jr., our Executive Vice President and General Counsel, as your proxies. They may act on your behalf together or individually and will have the authority to appoint a substitute to act as proxy.

How will my proxy vote my shares?

Your proxy will vote according to the instructions on your proxy card. **If you complete and return your proxy card, but do not indicate your vote on business matters, your proxy will vote "FOR" each of the nominees under Proposal 1.** We do not intend to bring any other matter for a vote at the Meeting, and we do not know of anyone else who intends to do so. However, your proxies are authorized to vote on your behalf, in their discretion, on any other business that properly comes before the Meeting.

How do I vote using my proxy card?

Simply mark, sign and date the enclosed proxy card and return it in the postage-paid envelope provided.

How do I revoke my proxy?

You may revoke your proxy at any time before your shares are voted at the Meeting by:

- notifying the Company's Secretary, Sonya A. Huffman, in writing at 610 Old York Road, Jenkintown, PA 19046, that you are revoking your proxy;
- executing a later dated proxy card; or
- attending and voting by ballot at the Meeting.

Who will count the votes?

An inspector of election designated by the Board will count the votes.

What constitutes a quorum?

As of the Record Date, the Company had 129,076,553 common shares outstanding. A majority of the outstanding shares entitled to be cast at the Meeting, present or represented by proxy, constitutes a quorum. If you sign and return your proxy card, your shares will be counted in determining the presence of a quorum, even if you withhold your vote. If a quorum is not present at the Meeting, the shareholders present in person or by proxy may adjourn the Meeting to a date not more than 120 days after the Record Date, until a quorum is present.

Can Limited Partners in our operating partnership ("OP") vote their OP Units?

No. Only common shareholders of record at the close of business on the Record Date may vote at the Meeting. Holders of OP units are not shareholders of the Company, and therefore may not vote their units. The OP unitholders do, however, have conversion rights, which enable them to convert their units into common shares on a one-for-one basis. However, an OP unitholder would have to have converted his/her OP units into common shares prior to the Record Date in order to vote at the Meeting. As of the Record Date, there were 2,022,873 OP units outstanding.

How will my vote be counted?

With respect to Proposal 1, the election of trustees, votes may be cast in favor of or withheld from one or all nominees. Votes that are withheld will not be included in the vote. Where brokers are prohibited from exercising discretionary authority in voting for beneficial owners who have not provided voting instructions (commonly referred to as "broker non-votes"), these shares will not be included in the votes cast, but will be counted in determining if there is a quorum at the Meeting.

What percentage of our common shares do the trustees and executive officers own?

Our Trustees and executive officers owned approximately 4.1% of our beneficially owned common shares, including OP units, as of the Record Date. (See the discussion under the heading "Share Ownership of our Trustees, Executive Officers and 5% Beneficial Owners" for more details.)

What vote is required for the proposal?

With respect to Proposal 1, trustees are elected by a plurality of the votes, which means that the eight nominees with the most votes are elected.

What vote is required on other matters?

A majority of the votes cast at a meeting of shareholders is required to approve any other matter unless a greater vote is required by law or by our Declaration of Trust. An abstention on such matters will have the same effect as a vote against.

Who is soliciting my proxy, how is it being solicited and who pays the cost?

The Board is soliciting your proxy. The solicitation process is being conducted primarily by mail. However, proxies may also be solicited in person, by telephone or facsimile. We pay the cost of soliciting proxies and also reimburse stockbrokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the owners of common shares.

When are shareholder proposals and trustee nominations for our 2008 Annual Meeting of Shareholders due?

In accordance with our bylaws, notice relating to nominations for trustees or proposed business to be considered at the 2008 Annual Meeting of Shareholders must be given no earlier than January 8, 2008, and no later than February 7, 2008. These requirements do not affect the deadline for submitting shareholder proposal for inclusion in the Proxy Statement (discussed in the question and answer below), nor do they apply to questions a shareholder may wish to ask at the meeting. To nominate a trustee, the notice must contain the following information about the nominee: name, age, business and residence address, principal occupation or employment, and number of common shares beneficially owned. It must also contain all the information that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee as a trustee and a signed consent of the nominee to serve as a trustee if elected.

When are shareholder proposals intended to be included in the Proxy Statement for the 2008 Annual Meeting of Shareholders due?

Shareholders who wish to include proposals in the Proxy Statement must submit such proposals in accordance with regulations adopted by the Securities and Exchange Commission. Shareholder proposals for the 2008 Annual Meeting must be submitted in writing by January 8, 2008, to Sonya A. Huffman, Senior Vice President—Operations and Secretary, at 610 Old York Road, Jenkintown, PA 19046.

However, if the date of the 2008 Annual Meeting changes by more than 30 days from the date of the 2007 Annual Meeting, the deadline for shareholder proposals to be included in the Proxy Statement is a reasonable time before the Company begins to print and mail its proxy materials. You should submit any proposal by a method that permits you to prove the date of delivery to us.

How can shareholders and other interested parties communicate with the board of trustees, the chairman or the independent trustees as a group?

Shareholders and other interested parties may communicate with the full board, the chairman or the independent trustees as a group by writing to such trustees care of the Secretary, American Financial Realty Trust, 610 Old York Road, Jenkintown, PA 19046. The Secretary will forward any such correspondence to the entire board of trustees, the chairman or the independent trustees as a group, as the case may be, as requested in such correspondence and will not provide the correspondence to parties to whom the correspondence is not addressed to.

PROPOSAL 1—ELECTION OF TRUSTEES

The Company's Declaration of Trust provides that the current term of each trustee in office as of the Meeting will end, and all Trustees will be elected for one-year terms at each annual meeting of shareholders. The Board consists of such number of Trustees as is from time to time by resolution adopted by the Board as provided in the Company's bylaws. The Board currently is authorized to have up to ten members.

The Board recommends to the shareholders the election of the following designated nominees for election at the Meeting, to serve as trustees until the Annual Meeting of Shareholders held in 2008 and the election and qualification of the Trustee's respective successor or until the Trustee's earlier death, removal or resignation:

Richard J. Berry	Richard A. Kraemer
John R. Biggar	Alan E. Master
Raymond Garea	Harold W. Pote
John P. Hollihan III	Lewis S. Ranieri

All nominees are presently trustees who have consented to being named, and have agreed to serve if elected. If this should not be the case, however, the proxies may be voted for a substitute nominee to be designated by the Board, or, as an alternative, the Board may reduce the number of trustees to be elected at the Meeting or leave the position(s) vacant.

Biographical information concerning each nominee for election as trustee is set forth in the section of the Proxy Statement entitled "Our Board and Executive Officers."

The Board unanimously recommends a vote FOR each of the nominees named in Proposal 1.

OUR BOARD AND EXECUTIVE OFFICERS

Trustees and Executive Officers

Our board of trustees currently consists of ten members. The trustees serve terms of one year. We have provided below information regarding our executive officers and current trustees.

Name	Age	Position
Harold W. Pote	60	President, Chief Executive Officer and Trustee
Glenn Blumenthal	49	Executive Vice President, Chief Operating Officer and Trustee
David J. Nettina	54	Executive Vice President, Chief Financial Officer and Chief Real Estate Officer
Edward J. Matey Jr.	53	Executive Vice President and General Counsel
Lewis S. Ranieri	60	Chairman of the Board of Trustees
Richard J. Berry	62	Trustee
John R. Biggar	62	Trustee
Raymond Garea	57	Trustee
Michael J. Hagan	44	Trustee
John P. Hollihan III	57	Trustee
Richard A. Kraemer	62	Trustee
Alan E. Master	67	Trustee

Harold W. Pote has served as our President and Chief Executive Officer since August 2006 and as a member or our board of trustees since March 2006. From September 2004 to April 2006, Mr. Pote served as Vice Chairman of Retail Financial Services for JPMorgan Chase & Co. where he primarily focused on bank acquisitions. Prior to assuming this position, Mr. Pote was Executive Vice President and head of Chase Regional Banking from July 2000 to September 2004. Prior to joining JPMorgan Chase & Co., Mr. Pote was a founding partner of The Beacon Group, a private investment partnership that was acquired in July 2000 by Chase Manhattan Corporation (now JPMorgan Chase & Co.). Prior to founding The Beacon Group, Mr. Pote was Chief Executive Officer of First Fidelity Bancorporation. Mr. Pote serves on the boards of the Museum of Arts & Design, Drexel University, the Drexel University College of Medicine and the Spina Bifida Foundation, of which he is president.

Glenn Blumenthal has served as our Executive Vice President, Chief Operating Officer since April 1, 2005 and as a member of our board of trustees since our formation as a real estate investment trust ("REIT") on May 23, 2002. Formerly, Mr. Blumenthal served as our Senior Vice President—Asset Management and Chief Operating Officer since September 2002, the date on which the REIT commenced operations. From April 1999 to September 2002, Mr. Blumenthal was a Senior Vice President of American Financial Resources Group, Inc., which was founded in 1995 for the purpose of acquiring operating companies and other assets in a variety of industries including financial services and real estate and is a predecessor to the REIT. Mr. Blumenthal has over 20 years experience in the acquisition and disposition of large real estate portfolios. His background also includes property management, leasing, site selection and land development. From 1992 to April 1999, Mr. Blumenthal was a Vice President at First Union National Bank (now known as Wachovia Bank) responsible for acquisition and asset management of major offices, capital and expense budgeting and reporting. In this position, he was an integral part of our predecessor's 1998 acquisition from First Union of 105 bank branches that First Union sold after its merger with CoreStates Bank. From 1988 to 1992,

Mr. Blumenthal was with the Resolution Trust Corporation, where he managed a $120 million real estate portfolio.

David J. Nettina has served as our Executive Vice President, Chief Financial Officer and Chief Real Estate Officer since April 1, 2005, having joined the Company on March 15, 2005 as Senior Vice President and Chief Real Estate Officer. In July 2001 Mr. Nettina founded Briarwood Capital Group, LLC to manage his family investment activities, and continues to serve as its principal. From September 2002 to January 2005, Mr. Nettina served as an adjunct professor of finance at Siena College. From 1997 to 2001, Mr. Nettina was an executive officer of SL Green Realty Corp., a publicly traded REIT which owns and operates a portfolio of office properties in New York City, where he served as President from 1998 to 2001, as Chief Operating Officer from 1997 to 2001 and as Chief Financial Officer from 1997 to 1998. Prior to SL Green, Mr. Nettina held various executive management positions for more than 10 years with The Pyramid Companies, including positions as the chief financial officer and as a development partner.

Edward J. Matey Jr. has served as our Executive Vice President and General Counsel since April 1, 2005, and as our Senior Vice President and General Counsel from October 2002 to March 2005. From October 1991 to September 2002, Mr. Matey was a partner in the law firm of Morgan, Lewis & Bockius LLP, where his practice focused on real estate law, including property acquisition and disposition, commercial leasing, construction contracting and complex financings. From 1986 to September 1991, Mr. Matey was an associate at Morgan Lewis and from 1982 to 1986, Mr. Matey was an associate at Clark, Ladner, Fortenbaugh & Young. While at Morgan Lewis, Mr. Matey led the team of attorneys that represented the Company's predecessor entities in the acquisition, disposition, leasing and financing of real estate properties. Mr. Matey is licensed to practice law in Pennsylvania and New Jersey.

Lewis S. Ranieri has served as a member of our board of trustees since our formation as a REIT. Mr. Ranieri is the prime originator and founder of the Hyperion private equity funds (Hyperion) and chairman and/or director of various other non-operating entities owned directly and indirectly by Hyperion. Mr. Ranieri also serves as Chairman, Chief Executive Officer and President of Ranieri & Co., Inc., a private investment advisor and management corporation. He is also Chairman of Capital Lease Funding, Inc., CA, Inc., Franklin Bank Corp. and ROOT Markets, Inc., an internet-based marketing company. In addition, Mr. Ranieri serves on the Board of Directors of Reckson Associates Realty Corp.

Prior to forming Hyperion, Mr. Ranieri had been Vice Chairman of Salomon Brothers, Inc. (Salomon). He is generally considered to be the "father" of the securitized mortgage market. Mr. Ranieri helped develop the capital markets as a source of funds for housing and commercial real estate, established Salomon's leadership position in the mortgage-backed securities area, and also led the effort to obtain federal legislation to support and build the market. At Salomon, Mr. Ranieri had responsibility for the firm's activities in the mortgage, real estate and government-guaranteed areas.

Regarded as an expert and innovator in both the mortgage and capital markets, Mr. Ranieri has served on the National Association of Home Builders Mortgage Roundtable continuously since 1989. In recognition of his dedication and lifelong achievements in the housing industry, Mr. Ranieri was inducted into the National Housing Hall of Fame. He is also a recipient of the lifetime achievement award given by the Fixed Income Analysts Society, Inc. and was subsequently inducted into the FIASI Hall of Fame for outstanding practitioners in the advancement of the analysis of fixed-income securities and portfolios. In November 2004, BusinessWeek magazine named him one of "the greatest innovators of the past 75 years," and in 2005, he received the Distinguished Industry Service Award by the American Securitization Forum.

Mr. Ranieri acts as a trustee or director of Environmental Defense and The Metropolitan Opera Association and is Chairman of the Board of the American Ballet Theatre.

John R. Biggar has served as a member of our board of trustees since April 2007. From January 2001 to March 2007, Mr. Biggar served as Executive Vice President and Chief Financial Officer PPL Corporation, a

NYSE listed company in the utility and energy industry, and also as one its directors from October 2001 to March 2007. Mr. Biggar joined PPL as an attorney in 1969 and prior to being named to his most recent position, he served as Senior Vice President and Chief Financial Officer as well as Vice President—Finance. Mr. Biggar serves as a member of the Board of Trustees of Lycoming College.

Richard J. Berry has served as a member of our board of trustees since April 2007. Since October 2004, Mr. Berry has served as President and Chief Operating Officer of Independence Capital Partners, a provider of back office services to various private equity funds. Prior to assuming this position, Mr. Berry spent 30 years at PricewaterhouseCoopers and one of its two predecessors, Price Waterhouse. In 1974, Mr. Berry started as an associate in Price Waterhouse's tax department and was promoted through the organization up to the position of U.S. Tax Chief Executive Officer in 2000 of the combined PricewaterhouseCoopers entity, a position that he held until his retirement in June 2004. From 1972 to 1974, he was owner and operator of Whitby's & Georgetown beef company and from 1970 to 1972, he served as Assistant Professor of Accounting at Federal City College. Mr. Berry began his career in accounting in 1968 at Ernst & Young.

Raymond Garea has served as a member of our board of trustees since our formation as a REIT. Mr. Garea serves as Chief Executive Officer of Axia Capital Management, LLC, which he founded in October 2001. From 1991 until October 2001, Mr. Garea was a senior member of the Portfolio Management team at Franklin Mutual Advisors (and its predecessor firm, Heine Securities), the investment advisor for the Mutual Series Fund Group. He was the Portfolio Manager for Mutual Financial Services since its inception in August 1997 until September 30, 2001 and for Mutual Qualified from October 1998 until August 2001. From 1987 to 1991, Mr. Garea was Vice President and Senior Analyst in the High Yield Research Group at Donaldson, Lufkin & Jenrette. Mr. Garea started his career as a financial analyst at Cates Consulting in 1981. At the time of his departure in 1987, he was president of Cates Consulting. From 1973 to 1981, Mr. Garea was Director of Education and Research at the Conference of State Bank Supervisors, a national association for state bank regulators.

Michael J. Hagan has served as a member of our board of trustees since April 2003. Mr. Hagan has been the Chairman of the Board and Chief Executive Officer of NutriSystem, Inc., a weight management company, since December 2002 and its President since July 2006. Mr. Hagan was the co-founder of Verticalnet, Inc., a business-to-business Internet and software company, and currently serves on its Board of Directors. He has held a number of executive positions at Verticalnet since its founding in 1995, including Chairman of the Board from February 2002 to 2005, President and Chief Executive Officer from January 2001 to February 2002, Executive Vice President and Chief Operating Officer from January 2000 to January 2001 and Senior Vice President prior to that time. Prior to founding Verticalnet, Mr. Hagan was a vice president and senior manager at Merrill Lynch Asset Management from 1990 to 1995, and worked for Bristol Myers Squibb from 1988 to 1990, and was formerly a Certified Public Accountant.

John P. Hollihan III has served as a member of our board of trustees since April 2003. Since September 2006, Mr. Hollihan has served as Chairman of Litchfield Capital Holdings, LLC, a privately held investment manager. Mr. Hollihan was a Managing Director and Head of European Industry Investment Banking with Banc of America Securities LLC (London) from 2000 to 2002, where he was also a member of the Board of Directors and Operating and Capital Commitment Committees. From 1992 to 2000, Mr. Hollihan served as Managing Director and Head of Global Project Finance and European Utilities and Energy Investment Banking for Morgan Stanley International (London). From 1986 to 1992, he was a Managing Director and Head of the Asset-Based Lease Finance Group and Global Project Finance Group with Morgan Stanley & Co. Prior to that time, he was a Senior Vice President, Institutional Leasing with Lazard Frères and an attorney with Donovan Leisure Newton & Irvine.

Richard A. Kraemer has served as a member of our board of trustees since our formation as a REIT. Mr. Kraemer has served as a director of FBR Capital Markets Corp. since January 2007 and as a director of Urban Financial since 2001. From 2001 to December 2006, Mr. Kraemer was Chairman of the board of directors of Saxon Capital, Inc., a mortgage REIT. From 1996 to 1999, he was Vice Chairman of Republic

New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was Chairman and Chief Executive Officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank.

Alan E. Master has served as a member of our board of trustees since October 2005. Mr. Master is currently Principal of The Master Group, a consulting firm focused on the financial services industry. Mr. Master also serves as a member of the board of directors of Franklin Bank Corp. and from 1995 to 2001 he served as a member of the board of directors of Bank United Corp. Prior to starting The Master Group in 1991, Mr. Master served from 1983 to 1990 as President and Chief Executive Officer of Ensign Bank FSB, as Executive Vice President and Director of The Merchants Bank of New York from 1979 to 1983, as President, Chief Executive Officer, Vice Chairman and Chief Financial Officer of United Americas Bank of New York from 1977 to 1979 and as President, Chief Executive Officer and Chairman of the major commercial banking subsidiary of Barnett Banks of Florida, Inc. from 1973 to 1977. Mr. Master is a former member of the advisory board of the Johnson Graduate School of Management, Cornell University.

Corporate Governance—Board of Trustees and Committees

Our business is managed through the oversight and direction of our board of trustees. Our board of trustees consists of ten members, eight of whom our board has determined are "independent," with independence being defined in the manner established by our board of trustees and consistent with listing standards established by the New York Stock Exchange. Our board has adopted categorical standards, which are contained in our corporate governance guidelines, to assist it in making determinations of independence. Under our corporate governance guidelines the following commercial and charitable relationships are not considered to be material relationships that would impair a trustee's independence (trustees who are members of the audit committee have additional restrictions under the guidelines):

- the trustee or any of his or her immediate family members accept payment directly or indirectly from us or any of our affiliates, the chairman of our board of trustees or any of our executive officers, other than for service as a member of our board or a committee of our board, of less than $100,000 during the current year; and
- the trustee is a partner, executive officer or a shareholder owning less than 10% of any for-profit or not-for-profit organization to which we made or from which we received payments (other than those solely arising from investments in our securities) in an annual aggregate amount that is less than the greater of 5% of our or the organization's consolidated gross revenues or $200,000, in the current year or in any of the past three years.

We have applied the independence standards established by the New York Stock Exchange and our categorical standards and have determined that Richard J. Berry, John R. Biggar, Raymond Garea, Michael J. Hagan, John P. Hollihan III, Richard A. Kraemer, Alan E. Master and Lewis S. Ranieri are independent trustees.

Our bylaws require that at all times two-thirds of the members of our board will be independent. All nominees for election as trustee will be selected by our corporate governance committee. Harold W. Pote will have the right, so long as he is our Chief Executive Officer, to nominate our then current or former executive officers to fill the remaining one-third of the positions on our board. These nominations must be submitted to and approved by our corporate governance committee, and satisfy the standards established by that committee for membership on our board.

The board met 27 times in 2006. Each of the then current trustees attended at least 75% of the board meetings and the meetings of the committees on which he served. The trustees are regularly kept informed about our business at meetings of the board and its committees and through supplemental reports and communications. Our independent trustees meet regularly in executive sessions without the presence of any corporate officers. Our Chairman of the board presides over executive sessions of the independent trustees. Trustees are encouraged, but not required, to attend our annual meetings of shareholders. Eight of our ten trustees attended the 2006 annual meeting.

Our board seeks to maintain high corporate governance standards. Our corporate governance structure was initially established in September 2002 in connection with our formation as a REIT. We have enhanced our corporate governance structure in several respects in light of recent regulatory developments intended to improve corporate governance practices. We maintain a corporate governance page on our website which includes key information about our corporate governance initiatives. Our code of business conduct and ethics, declaration of trust, bylaws, board of trustee guidelines on corporate governance and the corporate governance, audit, and compensation and human resources committee charters can be found in the "Investors" section of our website at *www.afrt.com.*

The board has established the audit, compensation and human resource and corporate governance committees whose principal functions are briefly described below.

Audit Committee

Our board of trustees has established an audit committee, which is composed of three independent trustees: Messrs. Hagan (Chairman), Kraemer and Master. It assists the board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The audit committee also:

- has sole authority to appoint or replace our independent auditors;
- has sole authority to approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;
- monitors compliance of our employees with our standards of business conduct and conflict of interest policies; and
- meets at least quarterly with our senior executive officers, internal auditors and our independent auditors in separate executive sessions.

The specific functions and responsibilities of the audit committee are set forth in the audit committee charter. Our board of trustees has determined that Michael J. Hagan qualifies as an audit committee financial expert as defined under current SEC regulations and that all the members of our audit committee satisfy the independence and financial literacy requirements for audit committee members under current New York Stock Exchange and SEC regulations. The audit committee met 12 times in 2006.

Compensation and Human Resources Committee

Our board of trustees has established a compensation and human resources committee, which is composed of four independent trustees: Messrs. Hollihan (Chairman), Hagan, Master and Ranieri. The principal functions of the compensation and human resources committee are to:

- evaluate the performance of our senior executives;
- review and approve senior executive compensation plans, policies and programs;
- consider the design and competitiveness of our compensation plans;

- administer and review changes to our incentive, share option and restricted share and long-term incentive plans under the terms of the plans; and
- produce an annual report on executive compensation for inclusion in our Proxy Statement.

The compensation and human resources committee also reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and based on its evaluation and with input from all independent trustees determines the Chief Executive Officer's compensation levels. The compensation and human resources committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Chief Executive Officer or senior executive compensation. The compensation and human resources committee met six times in 2006.

The compensation and human resources committee administers our 2002 Equity Incentive Plan and Long-Term Incentive Plan.

While it is not the policy of the compensation and human resources committee or our board of trustees to seek approval by shareholders of all equity compensation plans that we may adopt, our board will seek the approval of shareholders prior to the adoption of any equity compensation plan whenever required by:

- applicable law;
- the regulations of any governmental entity or agency;
- the terms of the plan being adopted; or
- the rules or regulations of any exchange or quotation system on which our common shares are then listed or quoted, as the case may be.

Corporate Governance Committee

Our board of trustees has established a corporate governance committee, which is composed of three independent trustees: Messrs. Garea (Chairman), Hollihan and Ranieri. The corporate governance committee is responsible for seeking, considering and recommending to the board qualified candidates for election as trustees and recommending a slate of nominees for election as trustees at the annual meeting. It also periodically prepares and submits to the board for adoption the corporate governance committee's selection criteria for trustee nominees. In assessing a potential trustee candidate, our corporate governance committee takes into account that the board of trustees as a whole should collectively possess a broad range of skills, expertise, industry and other knowledge and experience useful to the effective oversight of our business. This assessment includes considerations of industry knowledge, accounting and finance experience, business judgment, management, leadership, public company experience, business strategy, understanding of real estate transactions, corporate governance and risk management. The committee also considers diversity of backgrounds so that the board of trustees consists of members with a broad spectrum of experience and expertise and with a reputation for integrity. This assessment process would be the same for nominees submitted by our shareholders. It reviews and makes recommendations on matters involving general operation of the board and our corporate governance, and it annually recommends to the board nominees for each committee of the board. In addition, the corporate governance committee annually facilitates the assessment of the performance of the board of trustees as a whole and of the individual trustees and reports thereon to the board. The corporate governance committee has the sole authority to retain and terminate any search firm to be used to identify trustee candidates. Shareholders wishing to recommend trustee candidates for consideration by the corporate governance committee can do so by writing to the Secretary of the Company at our corporate headquarters in Jenkintown, Pennsylvania, giving the candidate's name, biographical data and qualifications. The Secretary will, in turn, deliver any shareholder recommendations for trustee candidates prepared in accordance with our bylaws to the corporate governance committee. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a trustee. The corporate governance committee met five times in 2006.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that contains a policy that prohibits conflicts of interest between our officers, employees and trustees on the one hand, and our company on the other hand, except where a majority of our disinterested trustees waives the conflict. Waivers of our conflicts of interest policy will be disclosed to our shareholders in accordance with Securities and Exchange Commission requirements. We cannot assure you that our conflicts of interest policy will eliminate all conflicts of interest.

Our conflicts of interest policy states that a conflict of interest exists when a person's private interest is not aligned or appears to be not aligned, or interferes or appears to interfere, in any way with our Company's interest. The policy prohibits us, absent the approval of a majority of our disinterested trustees, from entering into agreements, transactions or business relationships, or otherwise taking actions, that involve conflicts of interest. For example, under our conflicts of interest policy we are prohibited (absent the approval of a majority of our disinterested trustees) from:

- acquiring any assets or other property from, or selling any assets or other property to, any of our trustees, officers or employees, any of their immediate family members or any entity in which any of our trustees, officers or employees or any of their immediate family members has an interest of more than 5%;

- making any loan to, or borrowing from, any of our trustees, officers or employees, any of their immediate family members or any entity in which any of our trustees, officers or employees or any of their immediate family members has an interest of more than 5%;

- engaging in any other transaction with any of our trustees, officers or employees, any of their, immediate family members or any entity in which any of our trustees, officers or employees or their immediate family members has an interest of more than 5%; or

- permitting any of our trustees or officers to make recommendations regarding or to approve compensation decisions that will personally benefit such trustees or officers or their immediate family members whom we employ, other than customary compensation for service on our board and its committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Oversight of Executive Compensation Program

The Compensation and Human Resources Committee of our board of trustees (the "Compensation Committee") oversees our employee compensation programs that apply to (1) our most senior executive officers ("Senior Executives"), including the Principal Executive Officer and the other executives named in the Summary Compensation Table and (2) other senior members of our management team. Additionally, the Compensation Committee is responsible for reviewing and approving all individual compensation decisions relating to our Senior Executives..

Consistent with the requirements of the New York Stock Exchange, the Compensation Committee is composed entirely of independent, non-employee members of the board of trustees. No Compensation Committee member participates in any of the Company's employee compensation programs. Each year the Corporate Governance Committee of our board of trustees reviews any and all relationships our trustees have with the Company and reports the findings to the board of trustees. The board of trustees has determined that none of the Compensation Committee members have any material relationship with the Company or any of our Senior Executives.

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective executive compensation program is one that aligns executives' interests with those of the shareholders by rewarding the achievement of established individual and corporate performance goals, with the ultimate objective of improving shareholder value. The Company's compensation philosophy is designed to motivate executives to focus on operating results and create long-term shareholder value by:

- rewarding executives who take actions that are best for the long-term performance of the Company while delivering positive annual operating results;
- linking a portion of the executives' compensation with the achievement of the Company's business plan by using the Company's operating results as a measurement; and
- establishing a program that attracts, retains and motivates executives through compensation that is competitive with a peer group of other REITs.

The Compensation Committee believes that each of the above factors is important when determining compensation levels. The Compensation Committee does not apply any specific weighting or formula regarding such factors, and instead it exercises its discretion when considering the appropriate weighting to apply to these factors in determining compensation.

Setting Executive Compensation

Based on its compensation philosophy and objectives, the Compensation Committee has structured the Company's annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the individual and corporate performance goals set by the Company and reward the executives for achieving such goals.

In making compensation decisions, the Compensation Committee uses market data on compensation by companies that we consider to be in our peer group to ensure that our total Senior Executive compensation program is competitive. The Company competes with many REITs and other companies for top executive-level talent. As such, the Compensation Committee sets compensation for Senior Executives to be competitive with the compensation paid to similarly situated executives of the companies comprising the peer group. Although market data provides the Compensation Committee context and a frame of reference, this is not the sole source of information on which compensation is determined. The Compensation Committee will consider other relevant factors in determining compensation and will vary compensation based on the experience level of the individual and market factors.

In October 2006, the Compensation Committee retained FPL Associates ("FPL") as its independent compensation consultant to advise the Compensation Committee on all matters related to the Senior Executives' compensation and general compensation program. As a result of this engagement, FPL attended two of the Compensation Committee meetings in 2006 and participated in numerous telephone discussions with the members of the Compensation Committee. FPL provided the Compensation Committee with guidance on industry best practices, comparative market data on compensation practices and programs based an analysis of peer competitors and a review of base salaries and cash and stock bonuses to our Senior Executives for service in 2006. Additionally, FPL reviewed our 2006 Long-Term Incentive Plan and advised on its dissolution that we effected in April 2007.

A significant percentage of total compensation paid to our Senior Executives is allocated to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its compensation consultant to determine the appropriate level and mix of incentive compensation. Historically, and in fiscal 2006, the Compensation Committee granted a majority of total compensation to Senior Executives in the form of non-cash incentive compensation, which vests over a three or four year period. The Compensation Committee believes that the percentage of total compensation paid in the form of equity should increase as executives have increasing responsibility for corporate performance, which thereby more completely aligns their interests directly with those of our shareholders.

Compensation in 2006, a Year of Change

In August 2006, after undertaking a comprehensive strategic review of its business, the Company announced the implementation of a five point repositioning plan that centers on the disposition of non-core and other non-strategic assets and the refocusing of the Company on its core business model. The strategic review and the elements of our repositioning plan are described in our 2006 annual report to shareholders. As part of the implementation of this repositioning plan, the Company on August 16, 2006 appointed Harold W. Pote as President and Chief Executive Officer. In addition to the change in our Chief Executive Officer, three other senior executives departed from the Company in 2006.

When determining the incentive bonuses for our Senior Executives for 2006, the Compensation Committee heavily weighed the individual contributions of each of the Senior Executives towards the achievement of our repositioning plan goals. In particular, with respect to Messrs. Blumenthal, Nettina and Matey, the Compensation Committee determined that these efforts, although not foreseen when the individual and corporate performance goals where first established for 2006, should be weighed positively in the evaluation of these executives' achievement of their performance goals. The Compensation Committee also took into account the need to provide these executives with appropriate equity based compensation to incentivize these executives to continue their efforts in implementing and completing the repositioning plan. Mr. Pote declined to accept a bonus for 2006.

The repositioning plan did not impact the base salaries of the Senior Executives.

Due to their departure from the Company, Messrs. Schorsch, Delany and Patterson received certain payments in lieu of performance-based incentive awards for 2006 as described below under "Employment Agreements."

Elements of Executive Compensation

For the fiscal year ended December 31, 2006, the principal components of compensation for Senior Executive were:

- base salary;
- performance-based incentive compensation;
- long-term equity incentive compensation;
- retirement plans; and
- perquisites and other personal benefits.

Base Salary

The Company provides Senior Executives and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for Senior Executives are determined based on the executives' position and responsibility. During its review of base salaries for Senior Executives, the Compensation Committee primarily considers:

- individual performance of the Senior Executive and the contributions of the Senior Executive to the Company's achievement of its corporate objectives;
- internal review of the Senior Executive's compensation, both individually and relative to other executive officers; and
- market data provided by our outside consultants.

Salary levels are generally determined at the time that the executive enters into an employment agreement with the Company. Except with respect to the employment agreement with Harold W. Pote, which does not guarantee any annual increases in his base salary, the employment agreements with Messrs. Blumenthal, Nettina and Matey provide that their base salaries will increase on each January at a minimum equal to the increase in the Consumer Price Index (CPI). Any increases above the increase in the CPI, or any increase at all in the case of Mr. Pote, are determined by the Compensation Committee based on its assessment of the executive's performance.

Annual Incentive Compensation

Historically the Company has paid annual cash and equity incentive bonuses to our Senior Executives for their achievement of individual and corporate performance goals that are pre-determined by the Compensation Committee. Individual performance goals are tailored to each executive and the corporate goal is based on the Company's reported adjusted funds from operations, or AFFO, a non-GAAP financial measure adopted by the REIT industry.

The cash portion of the bonus award to each of Messrs. Blumenthal, Nettina and Matey is based on a percentage of their respective base salaries, which percentage is adjusted based on the achievement of these performance goals. This percentage is adjusted to 50% for achieving the threshold level, 100% for achieving the target level and 135% (150% in the case of Mr. Blumenthal) for achieving the maximum level. Mr. Pote's employment agreement establishes that his initial target bonus is $500,000 per full fiscal year and his initial maximum bonus is $1,000,000 per fiscal year, but it does not require any minimum cash bonus.

With respect to the stock portion of the performance-based incentive bonus, one-half of the target grants to each of Messrs. Blumenthal, Nettina and Matey are guaranteed and the other half is contingent on the achievement of the same performance thresholds that apply to cash bonuses. The performance-based incentive bonus to Mr. Pote is not based on the achievement of certain pre-determined performance thresholds, but rather the Compensation Committee will consider the achievement of the corporate goals of the Company and the individual performance of Mr. Pote in determining the appropriate level of incentive compensation. Mr. Pote is eligible for future grants of restricted common shares as incentive compensation at the discretion of the Compensation Committee.

In determining the Senior Executive's annual incentive compensation, the Compensation Committee may also consider additional factors, as it did when it considered the Company's repositioning plan when determining 2006 performance-based incentive compensation, and adjust the incentive compensation accordingly. In general, the Compensation Committee seeks to provide key executives with a total compensation package that is competitive with comparable equity REITs.

Long-Term Incentive Compensation

In 2005, the Compensation Committee established the 2006 Long-Term Incentive Plan (the "LTIP"), a long-term, performance-based plan in which executive officers and certain other key employees are entitled to participate. Each of the participants under the LTIP was allocated pre-determined Target Units, and shares of restricted common shares relating to such units were to be awarded based on the achievement of established threshold levels in the Company's funds from operations, a non-GAAP financial measure adopted by the REIT industry.

In April 2007, the Compensation Committee determined that the LTIP should be dissolved and that each participant who accepts such dissolution should be offered a one-time grant of restricted common shares. Each of Messrs. Blumenthal, Nettina and Matey agreed to the dissolution of the LTIP and in exchange for the cancellation of their LTIP Target Units these executives received the following grants of restricted common shares:

Senior Executive	LTIP Target Units (Cancelled)	Dissolution Grant
Glenn Blumenthal	480,000	240,000
David Nettina	360,000	180,000
Edward J. Matey Jr.	216,000	108,000

Each of the one-time grants of restricted common shares represents 50% of the LTIP Target Units that were cancelled. These grants will vest according to the following schedule: 12.5% on each of December 31, 2007 and December 31, 2008, 16.7% on each of December 31, 2009 and December 31, 2010 and 20.8% on each of December 31, 2011 and December 31, 2012. Dividends on unvested shares will accrue from the grant date and be paid to each of these executives on the date the shares become vested. In the event of a change in control of the Company, all unvested shares will become fully vested and all accrued dividends on such shares will be paid to these executives. If the employment of any of these executives is terminated, whether by the Company with or without cause or voluntarily by the executive, all unvested shares will be forfeited including any dividends accrued by such forfeited shares. However, if within six months of the executive's termination by the Company for any reason other than for cause there is change in control event, then 100% of the executive's grant of restricted shares that are not already vested will become vested. If the change in control event occurs within 12 months but after six months of the executive's termination by the Company for any reason other than for cause, then 50% of that executive's grant of restricted shares that are not already vested will become vested. Our Chief Executive Officer, Harold W. Pote, is not a participant in the LTIP and therefore he was not offered any restricted common shares in connection with the dissolution of the LTIP.

Retirement Plans

Under the First States Group, L.P. 401(k) Plan (the "401(k) Plan"), a tax qualified retirement savings plan, employees, including our Senior Executives, may contribute a portion of their salary up to the limit prescribed by the Internal Revenue Service to the 401(k) Plan on a before-tax basis. The Company will match 100% of the first 3% of pay that is contributed to the Savings Plan and 50% of the next 2% of pay contributed. All contributions to the 401(k) Plan as well as any employer matching contributions are fully-vested upon contribution.

Perquisites and Other Personal Benefits

The Company provides Senior Executives with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to Senior Executives. Aside from the matching of contributions to our 401(k) Plan described above, the perquisites and other personal benefits that we provide to our current Senior Executives include health benefits and automobile allowances.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2006, are included in the "Summary Compensation Table" on page 21.

Employment Agreements

Our operating partnership has entered into employment agreements with each of our current Senior Executives. These employment agreements provide for annual base salaries, which are as follows for 2006: Harold W. Pote, $500,000; Glenn Blumenthal, $285,500; David J. Nettina, $261,250; and Edward J. Matey Jr., $272,750. The employment agreements also provide that these executive officers are eligible to participate in the Company's 2002 Equity Incentive Plan and to receive annual bonuses under our approved bonus plans.

The employment agreements require that our Senior Executives devote substantially all of their business time to the Company's operations. Except with respect to the employment agreement with Mr. Pote, which does not have fixed term, the employment agreements of our Senior Executives have three year terms that automatically extend for additional one-year periods unless either party terminates the agreement not later than 60 days prior to expiration thereof. The employment agreements permit us to terminate the executives' employment with appropriate notice for or without "cause." "Cause" is generally defined to mean:

- conviction of, or the entry of a plea of guilty or nolo contendere to, a felony (excluding any felony relating to the negligent operation of a motor vehicle or a conviction, plea of guilty or nolo contendere arising under a statutory provision imposing per se criminal liability due to the position held by the executive with us, provided the act or omission of the executive or officer with respect to such matter was not taken or omitted to be taken in contravention of any applicable policy or directive of the board of trustees);
- a willful breach of the executive's duty of loyalty which is materially detrimental to us;

- a willful failure to perform or adhere to explicitly stated duties that are consistent with the executive's employment agreement, or the reasonable and customary guidelines of employment or reasonable and customary corporate governance guidelines or policies, including without limitation the business code of ethics adopted by the board of trustees, or the failure to follow the lawful directives of the board of trustees provided such directives are consistent with the terms of the executive's employment agreement, which continues for a period of 30 days after written notice to the executive; and

- gross negligence or willful misconduct in the performance of the executive's duties.

The employment agreements with our Senior Executives provide that the executive officers will be eligible to receive the same benefits, including medical insurance coverage and retirement plan benefits in a 401(k) plan to the same extent as other similarly situated employees, and such other benefits as are commensurate with their position. Participation in employee benefit plans will be subject to the terms of said benefit plans as in effect from time to time.

For a 12 month period after termination of an executive's employment for any reason other than termination by us, the executives under these employment agreements have agreed not to compete with us by working with or investing in (subject to certain limited exceptions) any enterprise engaged in a business substantially similar to our business during the period of the executive's employment with us.

On August 16, 2006, our operating partnership entered into a Separation Agreement with Nicholas S. Schorsch, our former President, Chief Executive Officer and Vice Chairman of the Board of Trustees, which agreement was guaranteed by the Company. Under the Separation Agreement, Mr. Schorsch's employment with the Company ceased effective August 16, 2006. The Separation Agreement provided for the resolution of all matters with respect to Mr. Schorsch's employment, including all obligations to Mr. Schorsch under his Employment Agreement with the Company, dated August 30, 2005 (the "Employment Agreement"), the LTIP, his outstanding options and restricted stock, and the Company's Supplemental Executive Retirement Plan (the "SERP"). The Separation Agreement also provided for the termination and buy-out of related party leases with the Company. Under the Separation Agreement, no further payments or benefits would be payable to Mr. Schorsch in the event of a change of control of the Company. Under the terms of the Separation Agreement, Mr. Schorsch was paid (i) $5,444,773, less taxes, in a single lump sum cash payment, in satisfaction of all obligations under the Employment Agreement, and in recognition that a material portion is in consideration of Mr. Schorsch's confidentiality, non-competition and non-solicitation obligations; (ii) $6,237,000, less taxes, in cash in satisfaction of his forfeiture of all rights under the LTIP; (iii) $1,484,974, less taxes, in satisfaction of any obligations under the SERP; and (iv) approximately $3,728,000 (inclusive of a tax gross-up), to fully fund insurance policies with Mr. Schorsch as owner that were previously purchased by the Company as required by the terms of the Employment Agreement. Furthermore, upon his termination of employment, Mr. Schorsch vested in 94,726 options, exercisable at $10.00 per share, that were otherwise scheduled to vest on September 30, 2006, and will vest in 266,997 previously unvested restricted common shares. At the time of separation, Mr. Schorsch had an aggregate of 852,539 unexercised options, exercisable at $10.00 per share, which will remain exercisable for two years. The Separation Agreement provides for mutual release and mutual non-disparagement by Mr. Schorsch and the Company. Mr. Schorsch is also subject to confidentiality provisions and an 18 month non-competition and non-solicitation period. In addition, for six years following his separation, Mr. Schorsch will continue to be covered by directors and officers insurance with respect to his acts or omissions as an officer and trustee of the Company. Under the Separation Agreement, the Company has also terminated two leases for properties owned by Mr. Schorsch's family and trusts by buying out the remaining lease payments for aggregate amounts of $194,045 and $212,563, respectively.

On September 30, 2006, our operating partnership entered into a Separation Agreement with Robert M. Patterson, our former Senior Vice President—Acquisitions. The Separation Agreement provided for the resolution of all matters with respect to Mr. Patterson's employment, including all obligations to Mr. Patterson under his Employment Agreement with the Company, dated March 28, 2005. Under the Separation

Agreement, Mr. Patterson's employment ceased effective September 30, 2006. Mr. Patterson was paid $474,658 in a single lump sum payment, in satisfaction of all obligations under the Employment Agreement, and he also vested in 30,587 previously unvested restricted common shares. In addition, the Company agreed to provide health coverage to Mr. Patterson and his family and directors and officers liability insurance coverage through October 31, 2007. The Separation Agreement provides for mutual release and mutual non-disparagement by Mr. Patterson and the Company. Mr. Patterson is also subject to confidentiality provisions and a non-competition and non-solicitation period that expires on October 31, 2007.

On October 3, 2006, our operating partnership entered into a Separation Agreement with Robert J. Delany, our former Executive Vice President—European Operations. The Separation Agreement provided for the resolution of all matters with respect to Mr. Delany's employment, including all obligations to Mr. Delany under his Employment Agreement with the Company, dated January 1, 2004. Under the terms of the Separation Agreement, Mr. Delany was paid $800,000, in a single lump sum payment, in satisfaction of all obligations under the Employment Agreement. The Separation Agreement provides for mutual release and mutual non-disparagement by Mr. Delany and the Company. Mr. Delany is also subject to confidentiality provisions and a 12 month non-competition and non-solicitation period.

The employment agreements with our Senior Executives provide certain benefits upon termination and change in control. Please see "Potential Payments Upon Termination or Change in Control" on page 25 for a description of these benefits.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on the Company's income tax return to compensation of $1 million for certain executive officers unless, in general, the compensation is paid pursuant to a plan that is performance-based, nondiscretionary and has been approved by the Company's shareholders. This regulation did not apply to the Company prior to the time it became a public company in June 2003. The compensation and human resources committee's policy with respect to Section 162(m) since the initial public offering is to make reasonable efforts to ensure that compensation is deductible to the extent permitted, while simultaneously providing the Company's executives with appropriate rewards for their performance.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

John P. Hollihan III, Chairman
Michael J. Hagan
Alan E. Master
Lewis S. Ranieri

Compensation Committee Interlocks and Insider Participation

We have no compensation committee interlocks, none of our employees participate in the Compensation Committee and the Compensation Committee consists of four independent trustees.

SUMMARY COMPENSATION TABLE

Name	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	All Other Compensation[2]	Total
Harold W. Pote President and Chief Executive Officer (Principal Executive Officer)	2006	$186,198	$ —	$ 791,653	$ —	$ —	$ 977,851
David J. Nettina Executive Vice President—Chief Financial Officer and Chief Real Estate Officer (Principal Financial Officer)	2006	261,250	300,000	198,810	—	68,187	828,247
Glenn Blumenthal Executive Vice President—Chief Operating Officer	2006	285,500	300,000	755,436	16,481	33,239	1,390,656
Edward J. Matey Jr. Executive Vice President and General Counsel	2006	272,750	190,000	498,185	1,318	33,239	995,492
Nicholas S. Schorsch(3) Former President and Chief Executive Officer (Principal Executive Officer)	2006	565,625	—	2,995,840	53,288	21,577,358	25,192,111
Robert J. Delany(4) Former Executive Vice President—European Operations	2006	172,438	—	74,661	1,672	852,380	1,101,151
Robert M. Patterson(5) Former Senior Vice President—Acquisitions	2006	181,875	—	92,882	—	859,553	1,134,310

(1) The amount reflected is the cost recognized by the Company in 2006 under SFAS No. 123R for all restricted stock and option grants to the executive in 2006 and prior years. In regards to restricted stock grants, the Company assumed that these grants would not be forfeited by these named officers. With respect to stock option grants, the Company estimated the fair value of each option on the dated of grant using the Black-Scholes options pricing model. The Company assumed the options had an expected life of 5 years, used a risk-free interest rate of 3.25% to 4.21%, a volatility of 10% and a dividend yield of 7.5%.

(2) See All Other Compensation and Perquisites and Other Benefits tables below.

(3) Separated from the Company on August 16, 2006. See "Employment Agreements" on page 17 for a description of the terms of separation.

(4) Separated from the Company on October 3, 2006. See "Employment Agreements" on page 17 for a description of the terms of separation.

(5) Separated from the Company on September 30, 2006. See "Employment Agreements" on page 17 for a description of the terms of separation.

All Other Compensation Table

Name	Perquisites and Other Benefits[(1)]	Insurance Premiums	401(k) Plan Contributions	Severance Payments/ Accruals	Total
Harold W. Pote	$ —	$ —	$ —	$ —	$ —
David J. Nettina	59,587	—	8,600	—	68,187
Glenn Blumenthal	24,639	—	8,600	—	33,239
Edward J. Matey Jr.	24,639	—	8,600	—	33,239
Nicholas S. Schorsch	416,865	404,841[(2)]	8,600	20,747,052[(3)]	21,577,358
Robert J. Delany	52,380	—	—	800,000[(4)]	852,380
Robert M. Patterson	18,479	—	8,600	832,474[(5)]	859,553

(1) See the Perquisites and Other Benefits table.

(2) The Company paid the premiums for Mr. Schorsch's whole life insurance policies, aggregating $239,260. The amount included in the above table represents Mr. Schorsch's taxable compensation relating to such premiums and applicable tax gross-up paid on his behalf during 2006.

(3) Mr. Schorsch entered into a Separation Agreement with the Company on August 16, 2006, which agreement provided for the following severance payments: (i) $4,525,000, base salary severance (five times current base salary of $905,000), (ii) $75,417, base salary during the 30 day notice period, (iii) $735,653, pro-rated cash incentive bonus based on achievement of target performance goals, (iv) $108,703, healthcare insurance coverage for family for five years, (v) $6,237,000, less taxes, in cash in satisfaction of his forfeiture of all rights under the LTIP; (vi) $1,484,974, less taxes, in satisfaction of any obligations under the SERP; (vii) $3,728,419 (inclusive of a tax gross-up), to fully fund insurance policies with Mr. Schorsch as owner that were previously purchased by the Company as required by the terms of the Employment Agreement; and (viii) $3,851,886, value of unvested restricted common shares that accelerated in vesting in connection with the separation.

(4) Mr. Delany entered into a Separation Agreement with the Company on October 3, 2006, which agreement provided for a severance payment of $800,000.

(5) Mr. Patterson entered into a Separation Agreement with the Company on September 30, 2006, which agreement provided for the following severance payments: (i) $474,658, base salary severance, (ii) $20,136, healthcare insurance coverage for family through October 31, 2007, and (iii) $337,680, value of unvested restricted common shares that accelerated in vesting in connection with the separation.

Perquisites and Other Benefits Table

Name	Health Benefits	Auto Allowance	Vacation Payout	Perquisites	Total
Harold W. Pote	$ —	$ —	$ —	$ —	$ —
David J. Nettina	11,187	8,400	—	40,000[(1)]	59,587
Glenn Blumenthal	15,639	9,000	—	—	24,639
Edward J. Matey Jr.	15,639	9,000	—	—	24,639
Nicholas S. Schorsch	10,426	16,000	23,315	367,124[(2)]	416,865
Robert J. Delany	7,819	3,900	—	40,661[(3)]	52,380
Robert M. Patterson	11,729	6,750	—	—	18,479

(1) Consists of relocation expense reimbursement.

(2) Amount represents $30,000 reimbursed to Mr. Schorsch for financial planning and legal services, $81,284 paid for personal bookkeeping services and $13,993 attributable to the use of Company vehicles. In addition, the Company employed an assistant for Mr. Schorsch used exclusively to handle his personal affairs as well as drivers and security personnel for Mr. Schorsch's and his family's exclusive use. The aggregate cost of these employees during 2006 are as follows:

Employee	Number of Months Employed	Aggregate Cost
Assistant	8.5	$ 57,914
Security/Driver	4.0	53,322
Security/Driver	8.5	107,105
Driver	8.5	23,506

(3) Consists of $31,162 in relocation expense reimbursement and $9,499 in payment for tax preparation and financial planning services.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date ($/Sh)
Harold W. Pote	3/31/2006	6,000[(1)]	—	$—	$11.65
	6/1/2006	2,513[(2)]	—	—	9.95
	8/16/2006	500,000[(3)]	—	—	11.21
David J. Nettina	3/1/2006	45,985[(4)]	—	—	11.97
Glenn Blumenthal	3/1/2006	77,011[(4)]	—	—	11.97
Edward J. Matey Jr.	3/1/2006	30,949[(4)]	—	—	11.97
Nicholas S. Schorsch	3/1/2006	116,703[(4)]	—	—	11.97
Robert J. Delany	—	—	—	—	—
Robert M. Patterson	3/1/2006	20,150[(4)]	—	—	11.97

(1) This award was granted to Mr. Pote when he joined the Company's board of trustees on March 31, 2006 as an independent trustee. This award vested 33.33% in March 2007 and the same percentage will vest on each of March 31, 2008 and March 31, 2009.

(2) This award was granted to Mr. Pote on June 1, 2006 as part of our annual stock compensation to our independent trustees. This award will vest at a rate of 33.33% on each anniversary of the date of the grant.

(3) This award was granted to Mr. Pote when he became the Company's President and Chief Executive Officer on August 16, 2006 and it represents an incentive grant for assuming this position. This award will vest at a rate of 33.33% on each anniversary of the date of the grant.

(4) These awards represented incentive bonus grants for fiscal year 2005. Except with respect to the awards to Messrs. Schorsch and Patterson, which awards fully accelerated in vesting in connection with their separation from the Company in 2006, these awards vested 25% on January 2, 2007 and the remaining shares have vested or will continue to vest at a rate of 6.25% at the end of each quarter thereafter.

OUTSTANDING EQUITY AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Harold W. Pote	—	—	—	$ —	—	508,513	$5,817,389	—	$ —
David J. Nettina	—	—	—	—	—	54,985	629,028	360,000	4,118,400
Glenn Blumenthal	388,335	—	—	10.00	9/10/2012	124,194	1,420,779	480,000	5,491,200
Edward J. Matey Jr.	37,500	—	—	10.00	9/10/2012	54,541	623,949	216,000	2,471,040
Nicholas S. Schorsch	852,539	—	—	10.00	8/16/08	—	—	—	—
Robert J. Delany	—	—	—	—	—	—	—	—	—
Robert M. Patterson	—	—	—	—	—	—	—	—	—

(1) These amounts represent the unvested portion of restricted share awards granted as incentive grants, which awards vest either on (i) a three-year vesting schedule of 33.33% on each anniversary of the date of grant as in the case of all the grants to Mr. Pote or (ii) a four-year vesting schedule of 25% on the first anniversary of the date of grant and 6.25% at the end of each quarter thereafter as in the case of the grants to each of the other Senior Executives. The original restricted share awards granted to the Senior Executives that were subject to vesting as of December 31, 2006 according to the above vesting schedule are as follows:

Senior Executive	Date of Award	Amount of Award
Harold W. Pote	3/31/2006	6,000
	6/1/2006	2,513
	8/16/2006	500,000
Glenn Blumenthal	3/1/06*	77,011
	1/4/05	64,367
	1/2/04	60,000
David J. Nettina	3/1/06*	45,985
	4/27/05	16,000
Edward J. Matey Jr.	3/1/06*	30,949
	1/4/05	32,184
	1/2/04	30,000

* For vesting purposes the grant date is January 1, 2006.

(2) These amounts represent the Target Units allocated to the Senior Executives under our LTIP. Effective April 2007, each of Messrs. Blumenthal, Nettina and Matey has agreed to the dissolution of the LTIP and the cancellation of the Target Units allocated to him in exchange for the issuance of one-time grants of restricted common shares. Messrs. Blumenthal, Nettina and Matey have been granted 240,000, 180,000 and 108,000 restricted common shares, respectively, which shares will vest according to the following schedule: 12.5% on each of December 31, 2007 and December 31, 2008, 16.7% on each of December 31, 2009 and December 31, 2010 and 20.8% on each of December 31, 2011 and December 31, 2012.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Exercise (#)	Value Realized on Vesting[1]
Harold W. Pote	—	$—	—	$ —
David J. Nettina	—	—	7,000	77,800
Glenn Blumenthal	—	—	83,516	932,455
Edward J. Matey Jr.	—	—	35,592	399,327
Nicholas S. Schorsch[2]	—	—	188,109	2,079,603
Robert J. Delany	—	—	8,928	102,070
Robert M. Patterson[2]	—	—	7,307	81,003

(1) Based on the closing price of the Company's common shares on the day of the applicable vesting.

(2) Only includes vesting during term of employment; acceleration in vesting in connection with separation from the Company is not included.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation to each of the current Senior Executives of the Company in the event of termination of such executive's employment. The amount of compensation payable to each Senior Executive officer upon voluntary termination, early retirement, involuntary not-for-cause termination, for cause termination, termination following a change of control and in the event of disability or death of the executive is shown below. The amounts shown on the tables assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. These amounts also reflect the dissolution of the LTIP and the issuance of one-time restricted common share grants to each of Messrs. Blumenthal, Nettina and Matey as described on page 16 of this proxy statement and the April 2007 amendments to the employment agreements with each of such executives as described below under the heading "Payments Made Upon Change in Control." The amounts that such executives would have received had the LTIP not have been terminated and had their employment agreements not been amended are shown in the footnotes to these tables. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Payments Made Upon Termination

Regardless of the manner in which a Senior Executive's employment terminates, he may be entitled to receive amounts earned during his term of employment. Such amounts include: accrued salary, bonuses and incentive payments already determined and payments pursuant to other existing obligations. In addition, except with respect to Harold W. Pote, if we terminate the executives' employment without cause, we will be obligated to pay (i) a lump sum payment of severance equal to the base salary payable under the agreement for a severance period equal to the greater of the remaining term of the employment agreement or 12 months, (ii) the cash portion of the incentive bonus prorated for the year in which the termination occurred, (iii) payment of premiums for group health coverage during the applicable severance period, and (iv) certain other benefits as provided for in each employment agreement. Under the terms of his employment agreement, Mr. Pote is not eligible for any of these payments, even if his employment agreement is terminated by the Company without cause. Additionally, except as described below, in the event of a termination by us for any reason other than for cause, all of the options and restricted shares granted to Messrs. Blumenthal, Nettina and

Matey will become fully vested, and such executives will have a period of two years in which to exercise all vested options.

Payments Made Upon Death or Disability

In the event of the death or disability of a Senior Executive, in addition to the benefits listed under the heading "Payment Made Upon Termination" above, the Senior Executive will receive benefits under the Company's disability plan or payments under the Company's life insurance plan, as appropriate.

Payments Made Upon Change in Control

Upon a change of control, the Senior Executives will become fully vested in their options and restricted shares. Messrs. Blumenthal, Nettina and Matey will also become fully vested in the restricted shares that they were issued in April 2007 in connection with their agreement to dissolve the LTIP and cancel the Target Units that were awarded to them under such plan as described on page 16 of this proxy statement.

Further, on August 30, 2005, we entered into amended and restated employment agreements with Glenn Blumenthal, David J. Nettina and Edward J. Matey Jr. to provide for severance upon termination in connection with a change of control in lieu of the severance that would otherwise be payable in the event of a termination without cause. Each of their employment agreements was amended to provide for severance payment in the event the executive's employment is terminated during a change of control termination period, which is defined in the employment agreement as the period six months prior to the date on which a change of control occurs and two years following such date. If the executive is terminated by us for any reason other than for cause, death or permanent disability during a change of control termination period, then the executive will be entitled to a severance payment equal to 2.5, in the case of Messrs. Blumenthal, Nettina and Matey, multiplied by the sum of (i) his average base salary for the calendar year in which the termination occurs and the two preceding calendar years, plus (ii) the average annual cash incentive bonus received by him for the three full fiscal year periods immediately prior to his date of termination, plus (iii) the average value of the restricted share grants awarded to him over the three year period immediately preceding his date of termination. In April 2007, in connection with dissolution of the LTIP and the issuance of one-time restricted common share grants to each of Messrs. Blumenthal, Nettina and Matey, each of such executives agreed to amend their respective employment agreements by eliminating clause (iii) in the above formulation of the change in control severance payment. These amendments will result in a reduction in the change in control severance payment to each of Messrs. Blumenthal, Nettina and Matey by an amount equal to 2.5 multiplied by the average value of the restricted share grants awarded to him over the three year period immediately preceding his date of termination. This change of control severance payment will be made in lieu of the severance payment that would otherwise be payable in the event of a termination without cause that is not during a change of control termination period. Aside from the full vesting of his restricted shares, Mr. Pote is not eligible for any other severance benefit in connection with a change of control event, including termination of his employment by the Company for any reason following any such event.

In general terms, a change in control occurs:

- if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities;
- if we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;
- upon the liquidation, dissolution, sale or disposition of all or substantially all of our assets such that after that transaction the holders of our voting shares immediately prior to the transaction own less than 50% of the voting securities of the acquiror or its parent; or

• if a majority of our board votes in favor of a resolution stating that a change in control has occurred.

If payments become due as a result of a change in control and the excise tax imposed by Internal Revenue Code Section 4999 applies, the terms of the employment agreements require us to gross up the executive for the amount of this excise tax plus the amount of income and other taxes due as a result of the gross up payment.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Termination Without Cause or Permanent Disability[1]	Death[1]	Voluntary Termination or Termination for Cause	Change in Control Without Termination[1][2][3]	Change in Control and Termination Without Cause[1][2][4][5]
Harold W. Pote	$ —	$ —	$—	$ 5,817,389	$ 5,817,389
Glenn Blumenthal	2,031,210	1,706,279	—	4,166,379	5,558,781
David J. Nettina	1,270,179	914,528	—	3,551,241	5,005,476
Edward J. Matey Jr.	1,207,817	896,699	—	1,859,469	4,020,067
Total	$4,509,206	$3,517,507	$—	$15,394,478	$20,401,713

(1) Based on stock price on December 31, 2006 of $11.44. Excludes restricted share grants on March 1, 2007 to Mr. Blumenthal (60,000 shares), Mr. Nettina (160,000 shares) and Mr. Matey (35,000).

(2) The Company's employment agreements with Messrs. Blumenthal, Nettina and Matey provides that in the event there is an excise tax imposed on their respective severance payment, then the Company will gross up the executive's compensation for the amount of this excise tax plus the amount of income and other taxes due as a result of the gross up payment.

(3) These amounts reflect the dissolution of the LTIP with respect to each of Messrs. Blumenthal, Nettina and Matey effective April 2007 and the issuance of 240,000, 180,000 and 108,000 restricted common shares, respectively, in exchange for such dissolution and cancellation of their respective Target Units granted under the LTIP. If the LTIP was not dissolved, the amounts under this column would have been $9,014,236 for Mr. Blumenthal, $6,618,485 for Mr. Nettina and $3,946,717 for Mr. Matey, which total amounts consist of the following:

Senior Executive	Source of Payment	Amount of Payment
Glenn Blumenthal	Acceleration of unvested restricted share awards	$1,420,779
	Acceleration of unvested Target Units awarded under the LTIP	5,491,200
	Tax Gross-Up	2,102,257
David J. Nettina	Acceleration of unvested restricted share awards	629,028
	Acceleration of unvested Target Units awarded under the LTIP	4,118,400
	Tax Gross-Up	1,871,056
Edward J. Matey Jr.	Acceleration of unvested restricted share awards	623,949
	Acceleration of unvested Target Units awarded under the LTIP	2,471,040
	Tax Gross-Up	851,728

(4) The termination without cause must occur during a period commencing on the date that is six months prior to the Change in Control event and ending on the date that is 24 months after the date of such event.

(5) These amounts reflect (i) the dissolution of the LTIP with respect to each of Messrs. Blumenthal, Nettina and Matey effective April 2007 and the issuance of 240,000, 180,000 and 108,000 restricted common shares, respectively, in exchange for such dissolution and cancellation of their respective Target Units granted under the LTIP and (ii) the amendments to their respective employment agreements to eliminate past incentive bonus stock payments in the calculation of the change in control severance payment. If the LTIP was not dissolved and the employment agreements were not amended, the amounts under this column would have been $14,749,596 for Mr. Blumenthal, $9,553,380 for Mr. Nettina and $7,582,643 for Mr. Matey, which total amounts consist of the following:

Senior Executive	Source of Payment	Amount of Payment
Glenn Blumenthal	Change in Control Severance Payment (2.5x)	$3,839,946
	Acceleration of unvested restricted share awards	1,420,779
	Acceleration of unvested Target Units awarded under the LTIP	5,491,200
	Tax Gross-Up	3,982,032
	Continuing healthcare benefits	15,639
David J. Nettina	Change in Control Severance Payment (2.5x)	1,961,586
	Acceleration of unvested restricted share awards	629,028
	Acceleration of unvested Target Units awarded under the LTIP	4,118,400
	Tax Gross-Up	2,831,315
	Continuing healthcare benefits	13,051
Edward J. Matey Jr.	Change in Control Severance Payment (2.5x)	2,430,487
	Acceleration of unvested restricted share awards	623,949
	Acceleration of unvested Target Units awarded under the LTIP	2,471,040
	Tax Gross-Up	2,041,528
	Continuing healthcare benefits	15,639

The total payment amounts to each Senior Executive based on the events described in the above table consist of the following:

Payment upon Termination without Cause or Permanent Disability:

	Harold W. Pote	Glenn Blumenthal	David J. Nettina	Edward J. Matey Jr.	Total
Severance Period Base Salary . . .	$ —	$ 309,292	$ 342,600	$ 295,479	$ 947,371
Target Incentive Bonus (cash component)	—	285,500	285,500	272,750	843,750
Acceleration of unvested restricted share awards	—	1,420,779	629,028	623,949	2,673,757
Continuing healthcare benefits. . .	—	15,639	13,051	15,639	44,328
	$ —	$2,031,210	$1,270,179	$1,207,817	$4,509,206

Payment upon Death:

	Harold W. Pote	Glenn Blumenthal	David J. Nettina	Edward J. Matey Jr.	Total
Target Incentive Bonus (cash component)	$ —	$ 285,500	$285,500	$272,750	$ 843,750
Acceleration of unvested restricted share awards (stock incentive bonus)	—	1,420,779	629,028	623,949	2,673,757
	$ —	$1,706,279	$914,528	$896,699	$3,517,507

Payment upon Change in Control without Termination:

	Harold W. Pote	Glenn Blumenthal	David J. Nettina	Edward J. Matey Jr.	Total
Acceleration of unvested restricted share awards (stock incentive bonus)	$5,817,389	$1,420,779	$ 629,028	$ 623,949	$ 8,491,146
Acceleration of unvested restricted shares award (LTIP dissolution grant)	—	2,059,200	2,059,200	1,235,520	6,040,320
Tax Gross-Up	—	—	863,012	—	863,012
	$5,817,389	$4,166,379	$3,551,241	$1,859,469	$15,394,478

Payment upon Change in Control Period and Termination without Cause:

	Harold W. Pote	Glenn Blumenthal	David J. Nettina	Edward J. Matey Jr.	Total
Change in Control Severance Payment (2.5x)	$ —	$1,376,763	$ 967,542	$1,274,265	$ 3,618,570
Acceleration of unvested restricted share awards (stock incentive bonus)	5,817,389	1,420,779	629,028	623,949	8,491,146
Acceleration of unvested restricted share award (LTIP dissolution grant)	—	2,745,600	2,059,200	1,235,520	6,040,320
Tax Gross-Up	—	—	1,336,655	870,695	2,207,349
Continuing healthcare benefits	—	15,639	13,051	15,639	44,328
	$5,817,389	$5,558,781	$5,005,476	$4,020,067	$20,401,713

TRUSTEE COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that trustees expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Board. Trustees who are employees receive no additional compensation for their services as a trustee.

Cash Compensation

Each trustee who is not an employee is paid a trustee's fee of $20,000 per year. In addition, non-employee trustees will receive a fee of $2,000 for each board of trustees meeting attended as well as $2,000 per board committee meeting attended regardless of whether the committee meeting is held on the same day as a board meeting. In addition, we will reimburse all trustees for reasonable out-of-pocket expenses incurred in connection with their services on the board of trustees.

Quarterly Chairman Fee Paid in Shares

We pay an annual fee for service as Chairman of our board and Chairman of a board committee. This Chairman fee, paid quarterly, in shares of common stock, is $20,000, $15,000, $10,000 and $10,000 for the board, the audit committee, the compensation and human resources committee and the corporate governance committee, respectively, and $15,000 for other committees.

Annual and Other Grants of Restricted Shares

Non-employee trustees are awarded an annual grant of restricted stock with a value of $25,000, made on the date of each annual shareholders' meeting based upon the closing price of our common shares immediately after the meeting. This award will vest in three equal annual installments with accelerated vesting if the trustee leaves the board. New non-employee trustees are awarded restricted stock with a value from $50,000 to $75,000 upon joining the board. These awards also vest in three equal annual installments but they do not accelerate in vesting if the trustee leaves the board. The board of trustees may make additional grants of restricted common shares or options to purchase common shares from time to time to non-employee trustees.

TRUSTEE SUMMARY COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Option Awards[3]	All Other Compensation	Total
Lewis S. Ranieri	$ 96,000	$303,476	—	—	$399,476
Raymond Garea	82,000	102,456	—	—	184,456
Michael J. Hagan	102,000	107,460	—	—	209,460
John P. Hollihan III	102,000	109,964	—	—	211,964
William M. Kahane[4]	49,333	99,959	—	—	149,292
Richard A. Kraemer	100,000	96,201	—	—	196,201
Alan E. Master	112,000	32,042	—	—	144,042
Harold W. Pote[5]	55,500	—	—	—	55,500

(1) The amount reflected consists of the annual cash retainer of $20,000 and the aggregate payments of the $2,000 fee for each board of trustees or committee meeting attended.

(2) The amount reflected is the cost recognized by the Company in 2006 under SFAS No. 123R for all stock grants to the executive in 2006 and prior years. These stock grants consist of (i) initial grants of restricted stock that independent trustees receive upon joining our board of trustees, (ii) annual grants of restricted stock with a value of $25,000 and (iii) quarterly fees paid in unrestricted stock to the chairman of our board of trustees and each of our committees. Except with respect to the shares that we issue quarterly for service as chairman, which shares are fully vested on issuance, each of these grants vest at a rate of 33.33% on each anniversary of the date of issuance. As of December 31, 2006, the aggregate number of stock awards outstanding, both vested and unvested, with respect to each of these trustees is as follows:

Lewis S. Ranieri, 234,645; Raymond Garea, 48,257; Michael J. Hagan, 27,821; John P. Hollihan III, 30,168; William M. Kahane, 28,821; Richard A. Kraemer, 47,819; Alan E. Master, 8,513; and Harold W. Pote, 8,513 (see footnote 5 below).

(3) As of December 31, 2006, Lewis S. Ranieri had an outstanding option award for 150,000 common shares, which became fully vested in 2005.

(4) Mr. Kahane resigned from the board of trustees effective September 5, 2006.

(5) Mr. Pote joined the board of trustees on March 31, 2006 as an independent trustee. On August 16, 2006, Mr. Pote assumed the role of President and Chief Executive Officer and ceased being an independent member of our board of trustees. During his tenure as an independent trustee, Mr. Pote was paid $55,500, which amount represents his annual trustee fee pro-rated for the period that he served as an independent trustee and fees paid for his participation in board and committee meetings as an independent trustee. In addition, he was awarded 6,000 and 2,513 restricted shares on March 31, 2006 and June 1, 2006, respectively. The corresponding expense associated with these shares as determined in accordance to SFAS No. 123R is included in the Executive Compensation Summary.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the Board is comprised of three independent trustees: Messrs. Hagan (Chairman), Kraemer and Master. Each of these trustees meets the independence and experience requirements of the New York Stock Exchange. The audit committee maintains a written charter outlining the audit committee's practices.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The audit committee's responsibility is to monitor and oversee these processes, including the recommendation to the Board of the selection of the Company's independent accountants.

The audit committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditor, nor can the audit committee certify that the independent auditor is "independent" under applicable rules, although the audit committee will oversee that the Company's independent accountants are and continue to remain independent. The audit committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors and the experience of the audit committee's members in business, financial and accounting matters.

In this context, the audit committee has met and held discussions with management and the independent accountants, including meetings with the independent accountants during which management was not present. Management represented to the audit committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The audit committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Company's independent accountants also provided to the audit committee the written disclosures and the letter required by applicable professional standards, and the audit committee discussed with the independent accountants that firm's independence.

Based upon the audit committee's discussion with management and the independent accountants and the audit committee's review of the representation of management and the report of the independent accountants to the audit committee, the audit committee recommended that the Board include the audited consolidated financial statements in the Company's 2006 Annual Report on Form 10-K.

This report is provided by the following trustees, who constituted the audit committee for the 2006 fiscal year.

Respectfully Submitted,
Audit Committee:
Michael J. Hagan, Chairman
Richard A. Kraemer
Alan E. Master

SHARE OWNERSHIP OF OUR TRUSTEES, EXECUTIVE OFFICERS AND 5% BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of common shares, as of April 5, 2007, by (i) each of our trustees, (ii) each of our executive officers named in the "Summary Compensation Table" beginning on page 21, (iii) all of our trustees and executive officers as a group and (iv) any shareholders known to us to be the beneficial owner of more than 5% of our common shares. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Common Shares[1]
Trustees and Named Executive Officers		
Harold W. Pote	608,513[2]	*
Glenn Blumenthal	826,713[2]	*
David J. Nettina	223,185	*
Edward J. Matey Jr.	225,235[2]	*
Nicholas S. Schorsch	2,285,767[3]	1.8%
Robert J. Delany	—[4]	*
Robert M. Patterson	36,850[5]	*
Lewis S. Ranieri	806,115[6]	*
Richard J. Berry	6,000	*
John R. Biggar	6,000	*
Raymond Garea	73,492	*
Michael J. Hagan	56,273	*
John P. Hollihan III	80,403	*
Richard A. Kraemer	63,171[7]	*
Alan E. Master	13,928[8]	*
All executive officers and trustees as a group (15 persons)	5,311,645	4.1%
5% Shareholders		
FMR Corp.	13,507,468[9]	10.5%
Neuberger Berman Inc.	12,310,503[10]	9.5%
Barclays Global Investors, NA	8,297,551[11]	6.4%
Barrow, Hanley, Mewhinney & Strauss, Inc.	7,921,200[12]	6.1%
The Vanguard Group, Inc.	7,720,731[13]	6.0%
Hunter Global Investors L.P.	7,030,900[14]	5.4%

* Represents less than 1%.

(1) Calculated on the basis of 129,076,553 common shares outstanding as of April 5, 2007. Common shares that are deemed to be beneficially owned by a shareholder within 60 days after April 5, 2007 are deemed outstanding for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other shareholder.

(2) Includes vested options to purchase common shares held by Mr. Blumenthal (388,335) and Mr. Matey (37,500). 100,000 of Mr. Pote's shares, 72,667 of Mr. Blumenthal's shares and 111,753 of Mr. Matey's shares are pledged.

(3) Mr. Schorsch's shares consist of 6,800 common shares, 852,539 vested options to purchase common shares and units of our operating partnership convertible into 1,326,842 common shares. Mr. Schorsch's shares also include units of our operating partnership convertible into 37,086 common shares and 62,500 vested options to purchase common shares held by Mr. Schorsch's spouse, Shelley D. Schorsch, our former Senior Vice President-Corporate Affairs.

(4) Information based on Form 4 filed by Mr. Delany on July 5, 2006.

(5) Information based on Form 4 filed by Mr. Patterson on March 3, 2006.

(6) Includes vested options to purchase 150,000 common shares.

(7) Includes 15,000 common shares held by Mr. Kraemer and Gail Kraemer, Mr. Kraemer's spouse, as tenants in common.

(8) Includes 915 common shares held by Mr. Master's spouse.

(9) Based solely on information obtained from a Schedule 13G/A filed by FMR Corp. on March 12, 2007. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02110.

(10) Based solely on information obtained from a Schedule 13G filed by Neuberger Berman Inc. on February 13, 2007. The address of Neuberger Berman Inc. is 605 Third Avenue, New York, NY 10158.

(11) Based solely on information obtained from a Schedule 13G filed by Barclays Global Investors, NA on January 23, 2007. The address of Barclays Global Investors, NA is 45 Fremont Street San Francisco, CA 94105.

(12) Based solely on information obtained from a Schedule 13G filed by Barrow, Hanley, Mewhinney & Strauss, Inc.on February 8, 2007. The address of Barrow, Hanley, Mewhinney & Strauss, Inc. is 2200 Ross Avenue, 31st Floor, Dallas, TX 75201-2761.

(13) Based solely on information obtained from a Schedule 13G filed by The Vanguard Group, Inc. on February 13, 2007. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(14) Based solely on information obtained from a Schedule 13G/A filed by Hunter Global Investors L.P. on February 14, 2007. The address of Hunter Global Investors L.P. is 485 Madison Avenue, 22nd Floor, New York, New York 10022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Benefits

Person Receiving the Benefit	Nature and Amount of Benefit
Nicholas S. Schorsch, our former President, Chief Executive Officer and Vice Chairman of our board of trustees	In connection with Mr. Schorsch's separation from the Company on August 16, 2006, the Company entered into a Separation Agreement with Mr. Schorsch which provided for, among other things, the termination of two leases for properties owned by Mr. Schorsch's family and trusts by buying out the remaining lease payments for aggregate amounts of $194,045 and $212,563, respectively. Up through the termination of these two leases, the Company paid an aggregate of $117,151 in rental payments in 2006 under these two leases. The terms of the Separation Agreement are described under the heading "Employment Agreement" on page 17 of this Proxy Statement.
Elizabeth Ann Wright, spouse of one of our former non-employee trustees, William M. Kahane	Elizabeth Ann Wright, a licensed independent commercial real estate broker, represented Jack Resnick & Sons, Inc. in their purchase of five of our properties for a gross sales price of $301 million, which transaction was completed on April 10, 2006. Ms. Wright received $1.5 million from Jack Resnick & Sons, Inc. for her service as the buyer's broker. Due to Ms. Wright's participation in this transaction as buyer's broker, Mr. Kahane recused himself from the review and approval of the transaction by our board of trustees.

Review and Approval of Related Person Transactions.

We review all relationships and transactions in which the Company and our trustees and Senior Executives or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the trustees and Senior Executives with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. In addition, pursuant to its charter, our audit committee reviews and approves all related party transactions, which we interpret to include any transaction that is required to be disclosed under SEC rules. The Company does not have any written standards for approving related party transactions. However, the audit committee only approves a related party transaction if it believes the transaction is in the best interest of the Company and its shareholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP has served as our independent registered public accountants since we were formed in May 2002, and has been selected to continue to serve in such capacity during 2007. We expect that a representative from KPMG LLP will attend the Meeting. Such representative will have an opportunity to make a statement, if he or she desires, and will be available to respond to appropriate questions from shareholders.

During 2006 and 2005, KPMG LLP performed certain non-audit services for us. The audit committee has considered whether the provision of these non-audit services is compatible with maintaining the accountants' independence. During 2006 and 2005, KPMG LLP provided services and received fees in the following categories and amounts:

	2006	2005
Audit fees	$1,157,500	$1,101,500
Audit-related fees	132,600	106,000
Tax fees	14,310	160,370
	$1,304,410	$1,367,870

Fees for audit services in 2006 and 2005, related to the audit of our consolidated annual financial statements, stand-alone audits of certain partnerships pursuant to loan covenants and review of our annual report, quarterly financial statements and proxy materials. Fees for audit services in 2005 also related to the audit of management's assessment of internal controls over financial reporting and the effectiveness of our internal control over financial reporting.

Fees for audit-related services in 2006 primarily related to comfort letter services in connection with our equity offering (approximately $122,100) and review of registration statements (approximately $10,500).

Fees for audit-related services in 2005 primarily related to comfort letter services in connection with our convertible senior note offerings (approximately $61,000), acquisition audits in connection with SEC regulation SX 3-14 (approximately $23,000), and review of registration statements (approximately $22,000).

Fees for tax services in 2006 and 2005, primarily related to the preparation of federal and state tax returns and consultation on various tax matters.

There were no fees for other services rendered by KPMG LLP in 2006 or 2005.

All of the audit engagements relating to audit services, audit-related services and tax services described above were pre-approved by our audit committee in accordance with its pre-approval policy. The audit committee's pre-approval policy provides for pre-approval of all audit, audit-related, tax and other accounting engagements. The audit committee has engaged KPMG as part of its annual formal engagement of our independent registered public accountants for audit services, and with respect to non-audit engagements, the audit committee has approved each of such engagements through direct communication and confirmation between the audit committee and KPMG.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and trustees and persons who own more than 10% of the Company's common shares to file reports of ownership and changes in ownership of the Company's common shares and any other equity securities with the Securities and Exchange Commission and the New York Stock Exchange. Executive officers, trustees and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Except for a late Form 4 filed by Richard A. Kraemer on June 6, 2007, the Company believes, based solely on its review of the copies of Forms 3, 4 and 5 furnished to the Company, or written representations from certain reporting persons that no such forms were required to be filed by such persons, that all its executive officers, trustees and greater than 10% shareholder complied with all filing requirements applicable to them.

2006 ANNUAL REPORT TO SHAREHOLDERS

We have enclosed along with this Proxy Statement a copy of the Company's 2006 Annual Report to shareholders that includes all financial statements and schedules. We will provide additional copies of the 2006 Annual Report to each person solicited by this Proxy Statement upon request in writing to the Director of Investor Relations, at ir@afrt.com or 610 Old York Road, Jenkintown, Pennsylvania 19046.

RECEIVE YOUR ANNUAL REPORT AND PROXY STATEMENT ONLINE NEXT YEAR

You can save the Company future postage and printing expense by receiving future annual reports and proxy statements over the Internet instead of receiving paper copies in the mail.

If you wish to receive your annual reports and proxy statements by mail, please so indicate by making the election in the enclosed proxy card. Unless you specifically elect to receive your proxy materials by mail, when the proxy statement for the 2008 Annual Meeting of Shareholders and the Company's 2007 Annual Report become available you will not be receiving such materials over the mail. Instead, you will be provided with a notice on how access them on the Internet.

Even if you elect to receive your proxy materials over the Internet, you can still request paper copies free of charge by writing to the Director of Investor Relations, at ir@afrt.com or 610 Old York Road, Jenkintown, Pennsylvania 19046.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you request one by writing as follows: Director of Investor Relations, at ir@afrt.com or 610 Old York Road, Jenkintown, Pennsylvania 19046. If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address.

CORPORATE INFORMATION

Executive Officers

Harold W. Pote
President and
Chief Executive Officer

Glenn Blumenthal
Executive Vice President and
Chief Operating Officer

Edward J. Matey Jr.
Executive Vice President and
General Counsel

David J. Nettina
Executive Vice President,
Chief Financial Officer and
Chief Real Estate Officer

Trustees

Senior Vice Presidents

Fred J. Arena
Senior Vice President
Asset Management

Brian S. Block
Senior Vice President
Chief Accounting Officer

Jeffrey P. Foster
Senior Vice President
Associate General Counsel

Sonya Huffman
Senior Vice President
Operations

Independent Registered Public Accounting Firm
KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Legal Counsel
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Investor Inquiries
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Muriel S. Lange
Director of Investor Relations
American Financial Realty Trust
610 Old York Road
Jenkintown, PA 19046
215-887-2280
ir@afrt.com

Annual Meeting
The annual meeting of shareholders is scheduled for 10:00 am ET on Wednesday, June 6, 2007 at the office of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, NY.

Executive Certifications
The Company has included as Exhibit 31 to its 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the chief executive officer and principal financial officer of the Company regarding the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

SEC Filings
The Company's filings with the Securities and Exchange Commission, including financial statements, may be obtained without charge from the Company.

Stock Market
AFR LISTED NYSE The Company's shares are traded on the New York Stock Exchange under "AFR."

American Financial Realty Trust is a member of National Association of Real Estate Investment Trusts (NAREIT).

Headquarters
610 Old York Road
Jenkintown, PA 19046
215-887-2280
215-572-1596 Fax
www.afrt.com



AMERICAN FINANCIAL
REALTY TRUST

610 Old York Road, Jenkintown, PA 19046
T: (215) 887-2280 F: (215) 572-1596
www.afrt.com

END